    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997

                                                           REGISTRATION NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  AMTRAN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                INDIANA                                     6719                                   35-1617970
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                          7337 WEST WASHINGTON STREET
                          INDIANAPOLIS, INDIANA 46231
                                 (317) 247-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              MR. KENNETH K. WOLFF
                            CHIEF FINANCIAL OFFICER
                                  AMTRAN, INC.
                          7337 WEST WASHINGTON STREET
                          INDIANAPOLIS, INDIANA 46231
                                 (317) 247-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:
                          WILLIAM P. ROGERS, JR., ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                                825 EIGTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].......

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].......
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                            PROPOSED MAXIMUM   PROPOSED MAXIMUM
                                                                             OFFERING PRICE       AGGREGATE        AMOUNT OF
                   TITLE OF EACH CLASS                       AMOUNT TO BE          PER             OFFERING       REGISTRATION
              OF SECURITIES TO BE REGISTERED                  REGISTERED         NOTE(1)           PRICE(1)          FEE(2)
10 1/2% Senior Exchange Notes due 2004....................   $100,000,000         100%           $100,000,000      $30,304

(1) Estimated solely for purposes of calculating the registration fee.

(2) Calculated pursuant to Rule 457.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED OCTOBER 6, 1997

PROSPECTUS
                                  $100,000,000
            OFFER FOR ALL OUTSTANDING 10 1/2% SENIOR NOTES DUE 2004
                                       OF
                                  AMTRAN, INC.

[LOGO]
                            ------------------------
              THE EXCHANGE OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK
             CITY TIME ON                  , 1997, UNLESS EXTENDED.
                            ------------------------
     Amtran, Inc., an Indiana corporation ('Amtran' or the 'Company'), hereby offers (the 'Exchange Offer'), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the 'Letter of Transmittal'), to exchange up to $100,000,000 aggregate principal amount of its 10 1/2% Senior Exchange Notes due 2004 (the 'Exchange Notes') that have been registered under the Securities Act of 1933, as amended (the 'Securities Act'), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of its 10 1/2% Senior Notes due 2004 (the 'Outstanding Notes' and, together with the Exchange Notes, the 'Notes') with the holders thereof. The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated by January 24, 1998, the interest rate borne by the Outstanding Notes will increase by amounts specified herein until the Exchange Offer is consummated. The Outstanding Notes were issued on July 24, 1997, pursuant to an offering (the 'Original Offering') exempt from registration under the Securities Act.
     Interest on the Exchange Notes is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 1998, at a rate of 10 1/2% per annum. The Exchange Notes are redeemable, at the option of the Company, in whole or in part, at any time on or after August 1, 2002, initially at 105.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount at maturity. In addition, at any time prior to August 1, 2000, the Company may redeem in aggregate up to 35% of the original principal amount of the Exchange Notes with the proceeds of one or more sales of common stock, at 110.50% of their principal amount, plus accrued interest. Upon the occurrence of a Change of Control, each holder of the Exchange Notes has the right, subject to certain conditions, to require the Company to purchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes upon a Change of Control.
     The Exchange Notes will be unconditionally guaranteed by American Trans Air, Inc. ('ATA') and each of the other active subsidiaries of the Company. The Exchange Notes and the Guarantees (as defined herein) will be general, unsecured senior obligations of the Company and the Guarantors, respectively, ranking pari passu in right of payment with all existing and future unsecured unsubordinated obligations, and senior in right of payment to all existing and future subordinated indebtedness of the Company and the Guarantors, respectively. At June 30, 1997, on a pro forma basis after giving effect to the Original Offering and the application of the net proceeds thereof, the Company on a consolidated basis would have had outstanding approximately $172.7 million of indebtedness, approximately $63.9 million of which would have been secured.
     The Company will accept for exchange any and all Outstanding Notes that are validly tendered and not withdrawn on or prior to midnight, New York City time, on the date the Exchange Offer expires (the 'Expiration Date'), which will be
             , 1997 (20 business days following the commencement of the Exchange Offer), unless the Exchange Offer is extended. Tenders of Outstanding Notes may be withdrawn at any time prior to midnight, New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange. Outstanding Notes may be tendered only in integral multiples of $1,000. See 'The Exchange Offer.'
     For each Outstanding Note accepted for exchange, the holder of such Outstanding Note will receive an Exchange Note having a principal amount equal to that of the surrendered Outstanding Note. Interest on the Exchange Notes will accrue from July 24, 1997. Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Outstanding Notes accrued from July 24, 1997 to the date of the issuance of the Exchange Notes. Consequently, holders who exchange their Outstanding Notes for Exchange Notes will receive the same interest payment on February 1, 1998 (the first interest payment date with respect to the Outstanding Notes and the Exchange Notes) that they would have received had they not accepted the Exchange Offer. See 'The Exchange Offer
-- Interest on the  Exchange Notes.'


                                                  (cover continued on next page)

                           -------------------------
     SEE 'RISK FACTORS' BEGINNING ON PAGE 16 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS WHO TENDER THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

              THE DATE OF THIS PROSPECTUS IS              , 1997.

(cover continued from previous page)

     The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined herein). See 'The Exchange Offer -- Consequences of Exchanging Outstanding Notes' for a discussion of the Company's belief, based on interpretations by the staff of the Securities and Exchange Commission (the 'Commission') as set forth in no-action letters issued to third parties, as to the transferability of the Exchange Notes upon satisfaction of certain conditions. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivered a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any resale of Exchange Notes. See 'Plan of Distribution'.

     There is no established trading market for the Exchange Notes. The Company does not currently intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

     The Company will not receive any proceeds from the Exchange Offer. The Company will pay all of the expenses incident to the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Outstanding Notes, the Company will promptly return the Outstanding Notes to the holders thereof. See 'The Exchange Offer.'

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:

             (a) The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996;

             (b) The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997;

             (c) The Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997; and

             (d) The Company's Current Report on Form 8-K dated June 19, 1997.

     Any statement contained in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT REPRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM KENNETH K. WOLFF, CHIEF FINANCIAL OFFICER OF THE COMPANY, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES LOCATED AT 7337 WEST WASHINGTON STREET, INDIANAPOLIS, INDIANA 46231, TELEPHONE NUMBER (317) 247-4000. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST 5 DAYS PRIOR TO THE EXPIRATION DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. In addition, pursuant to the Indenture covering the Notes, the Company has agreed to file with the Commission the annual reports and the information, documents and other reports otherwise required pursuant to Section 13 of the Exchange Act. All such information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and the website (http://www.sec.gov) maintained by the Commission and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Prospectus constitutes a part of a registration statement on Form S-4 (the 'Registration Statement') filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     Market data and certain industry forecasts used throughout this Prospectus were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and the Company makes no representation as to the accuracy of such information.

     This Prospectus includes 'forward-looking statements' within the meaning of various provisions of the Securities Act and the Exchange Act. Such 'forward-looking statements' can be identified by the use of forward-looking terminology such as 'believes', 'expects', 'may', 'will', 'should', or 'anticipates' or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. All statements, other than statements of historical facts, included in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as estimated future net revenues from airline services (including charter and scheduled service), future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. See, e.g., 'Summary -- The
Company -- Strategy' and 'Summary -- The Company -- 1996 Restructuring of Scheduled Service Operations', 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business.' These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company; competitive actions by other airline carriers; changes in laws or regulations; and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company or its business or operations.

                            ------------------------
     Amtran is an Indiana corporation which was organized in 1984. The Company's executive offices are located at 7337 West Washington Street, Indianapolis, Indiana 46231, and its telephone number is (317) 247-4000. The Company's common stock is listed on the Nasdaq Stock Market under the symbol 'AMTR.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus. All references to the 'Company' in this Prospectus refer to Amtran, Inc. and its subsidiaries collectively, unless the context otherwise requires.

                                  THE COMPANY

     Amtran is a leading provider of charter airline services, and on a targeted basis scheduled airline services, to leisure and other value-oriented travelers. Amtran, through its principal subsidiary, ATA, has been in operation for 24 years and currently operates the eleventh largest airline in the United States in terms of 1996 revenue passenger miles ('RPMs'). ATA provides charter services throughout the world to independent tour operators, corporations and the U.S. military. The Company provides scheduled service primarily from its gateway cities of Indianapolis, Chicago-Midway and Milwaukee to popular vacation destinations such as Hawaii, Las Vegas, Florida, California, Mexico and the Caribbean.

CHARTER SERVICE

     The Company is the largest charter airline in the United States and provides charter airline services throughout the world to U.S. and European tour operators, U.S. military and government agencies and corporations. In 1996, Amtran derived approximately 41% of consolidated revenues from charter operations. The charter business is an attractive niche because it provides contractual revenues that are more stable than revenues provided by scheduled service. The customer generally pays a fixed price for the use of the aircraft and assumes the responsibility and risk for the actual sale of the seats, as well as most of the risk of fuel price increases. In addition, the Company is the largest domestic provider to this niche charter market. As a result of the Company's 1996 restructuring of its scheduled service operations, as described below (the '1996 Restructuring'), the Company expects that in 1997 as much as half of its consolidated revenues will be from charter operations.

Tour Operator Programs

     Independent tour operators comprise the largest component of the Company's charter service operations (representing approximately 30% of the Company's 1996 consolidated revenues). Independent tour operators typically contract with the Company to provide repetitive, round-trip patterns to leisure destinations for specified periods ranging from several weeks to several years. The Company believes that its long standing relationships with tour operators provide it with a competitive advantage. In addition, the Company believes that the low cost leisure travel services provided by independent tour operators have historically been less volatile than scheduled service operations as indicated by the Company's 1990 to 1995 revenue and profitability, as compared to the major scheduled service carriers for the same period.

Military/Government

     The Company expects U.S. military and other government flight activity, which has historically averaged 10-15% of consolidated revenues, to increase to over 15% of Amtran's 1997 revenues. The Company has provided charter service to the U.S. military since 1983. Because this business is generally less seasonal than leisure travel, it tends to have a stabilizing impact on the Company's operations and earnings. The U.S. Government awards one year contracts for its military charter business, and pre-negotiates contract prices for each type of aircraft a carrier makes available. Such contracts are priced utilizing the participating airlines' average costs, and are therefore more profitable for low cost providers such as the Company. The Company believes its fleet of aircraft, in particular its Boeing 757-200ERs, is well suited for the changing requirements of military passenger service.

SCHEDULED SERVICE

     The Company provides scheduled service primarily from its gateway cities of Indianapolis, Chicago-Midway and Milwaukee to popular vacation destinations such as Hawaii, Las Vegas, Florida, California, Mexico and the Caribbean. In its scheduled service operations, the Company focuses primarily on providing low cost, low frequency nonstop or direct flights from airports where there is only limited competition. In 1996, based on Department of Transportation ('DOT') statistics, the Company had the lowest operating expense per available seat mile ('ASM'), approximately 6[c], of the eleven largest U.S. scheduled airlines. Notwithstanding the Company's competitive cost position and business focus, the Company began to incur losses in its scheduled service in the second half of 1995. In response to these losses, the Company, as part of the 1996 Restructuring described below, reduced its scheduled service by more than one third of its departures and ASMs. As a result, the Company expects scheduled service operations, which comprised 52% of consolidated revenues in 1996, to comprise approximately 45% of consolidated revenues in 1997. The Company believes that the 1996 Restructuring strengthened its competitive position and improved both load factors and yields in its scheduled service operations. The Company has substantially improved its profitability in this segment in the first six months of 1997, versus the first six months of 1996.

STRATEGY

     The Company intends to enhance its position as a leading supplier of charter airline services and of targeted scheduled airline services by pursuing a strategy designed to increase revenues and profitability. The key components of this strategy are:

          (i) Maintain Low Cost Position. The Company believes it has one of the lowest operating cost per ASM in the industry, with an average cost per ASM of approximately 6[c] for the fiscal year ended December 31, 1996. The Company believes that its low cost structure provides a significant competitive advantage, which allows it to compete effectively in both the charter and scheduled service markets. The Company has achieved its low cost position primarily as a result of its low overhead and distribution costs, productive and flexible workforce and low aircraft rental and ownership costs.

          (ii) Strengthen Leading Position in Niche Charter Business. The Company has successfully operated in the charter service business since 1981, and it expects to continue to enhance its leading position in this business. By offering low cost air travel products that can be tailored to meet the particular needs of its customers, primarily the tour operators, the Company believes it is able to differentiate itself from most major airlines, whose principal focus is on scheduled service, as well as from smaller charter airlines, which do not have comparably diverse fleets or the ability to provide a similar level of customer support. In addition to its low cost, the Company believes that its product quality, reputation, long standing relationships and ability to deliver a customized service have become increasingly important to tour operators. Furthermore, the Company's long history of serving the military, its contractor teaming arrangement and its fleet of preferred aircraft result in a strong competitive position for acquiring and servicing military charter contracts.

          (iii) Selectively Participate in Scheduled Service. The Company's strategy for its scheduled service is to focus primarily on providing low cost, low frequency nonstop or direct flights from airports where there is only limited competition. The Company believes that its high performance Boeing 757 and 727 aircraft give it a competitive advantage in the Chicago-Midway market. Unlike the aircraft used by most of the Company's competitors at Chicago-Midway, the Boeing 757 and 727 can fly larger passenger capacities substantially longer distances while operating from the airport's short runways. In the Milwaukee market, the Company is the only low cost scheduled alternative. In Indianapolis, the Company has a name recognition advantage by being the city's hometown airline. The Company significantly reduced its scheduled service operations in 1996 by exiting, or reducing service to, unprofitable markets such as Boston and intra-Florida and has substantially improved its profitability in the first six months of 1997, versus the first six months of

     1996. The Company is continuing to evaluate its scheduled service operations and believes that it may be able, on a selective basis, to expand this business.

          (iv) Capitalize on Selected Growth Opportunities. The Company seeks to increase revenues and profitability by capitalizing on selected growth opportunities in its core businesses. The Company believes that, as a result of its low cost structure and its strong relationships with tour operators and military contractors, it is well positioned to capture additional opportunities to serve these markets. The Company intends to purchase additional aircraft to meet demand from its military and tour operator charter customers, and potentially scheduled service. In addition, at various times since the second quarter of 1996 the Company has actively considered possible business combinations with other air carriers and others. The Company intends to continue to evaluate such transactions. Accordingly, it is possible that the Company will enter into a transaction in the second half of 1997 or thereafter that will result in a merger or other change of control of the Company.

1996 RESTRUCTURING OF SCHEDULED SERVICE OPERATIONS

     An analysis by the Company in 1996 of the profitability of its scheduled service and charter service business units revealed that a significant number of scheduled service markets being served by the Company had become increasingly unprofitable. The Company believes that several key factors contributed to the deterioration of the profitability of its scheduled service in late 1995 and 1996, including (i) a significant increase in competition from larger carriers in the scheduled service markets served by the Company, (ii) the negative impact on low fare carriers resulting from unfavorable media coverage of the effects of the ValuJet Airlines, Inc. ('ValuJet') accident in Florida and, to a lesser extent, the Company's own decompression incident, (iii) a significant increase in fuel costs and (iv) a federal excise tax on jet fuel beginning in the fourth quarter of 1995.

     In August 1996, the Company announced a significant reduction in scheduled service operations. More than one-third of scheduled service departures and ASMs were included in this schedule reduction. The Company eliminated its unprofitable Boston and intra-Florida operations. The Company also exited, or reduced in frequency, operations to other selected markets from Chicago-Midway, Indianapolis and Milwaukee. In conjunction with its scheduled service reduction, the Company announced a 15% reduction of its work force, including both employees and contractors.

     In addition, in 1996 the Company optimized its mix of aircraft. The Company reduced the number of Boeing 757-200 aircraft it operates from eleven to seven. An advantage of the new fleet configuration is that all seven Boeing 757-200 aircraft have been assigned to mission-specific routes that could not have been served by the Company's other aircraft. The Company also reduced operating costs by switching to an all Rolls-Royce powered Boeing 757 fleet. The commonality of aircraft and engines yields benefits to the Company in the form of decreased maintenance and training costs.

     As a result of the 1996 Restructuring, the Company believes it has established a better platform from which to pursue its strategy. The Company also incurred substantial costs in 1996, which it does not expect to incur in future years.

NEW CHIEF EXECUTIVE OFFICER

     On June 19, 1997, the Company announced the election of John P. Tague as President and Chief Executive Officer of the Company. Mr. Tague originally joined the Company in 1991, as Vice President of Marketing, and was elected President and Chief Operating Officer in September 1993, a position he held until his resignation in 1995. Mr. Tague subsequently served as Co-Chairman and Chief Executive Officer of the Pointe Group, an aviation consulting firm, and as Chief Executive Officer for both Vanguard Airlines, Inc. and Air South Airlines, Inc. Mr. Tague brings over twelve years of management experience in the airline industry to the Company.

                               THE EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $100 million aggregate principal amount of Outstanding Notes for an equal aggregate principal amount of Exchange Notes. The Exchange Notes are obligations of the Company entitled to the benefits of the Indenture relating to the Outstanding Notes. The form and terms of the Exchange Notes are the same as the form of the Outstanding Notes except that the Exchange Notes have been registered under the Securities Act, and following the completion of the Exchange Offer, the Exchange Notes generally will not be entitled to a contingent increase in the interest rate otherwise provided under certain circumstances.

Securities Offered........................  Up to $100,000,000 aggregate principal amount of 10 1/2% Senior
                                              Exchange Notes due August 1, 2004, which have been registered under the Securities Act. The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if the Exchange Offer is not consummated by January 24, 1998, the interest rate borne by the
                                              Outstanding Notes will increase by amounts specified herein until the Exchange Offer is consummated.
The Exchange Offer........................  $1,000 principal amount of Exchange Notes will be issued in exchange for each $1,000 principal amount of Outstanding Notes validly tendered pursuant to the Exchange Offer. As of the date hereof,
                                              $100 million in aggregate principal amount of Outstanding Notes are outstanding. The Company will issue the Exchange Notes to tendering holders of Outstanding Notes on or promptly after the Expiration
                                              Date.
Expiration of Exchange Offer..............  Midnight, New York City time, on the Expiration Date, unless the
                                              Exchange Offer is extended, in which case the term 'Expiration
                                              Date' means the latest date and time to which the Exchange Offer is extended. See 'The Exchange Offer -- Expiration Date; Extensions;
                                              Amendments.'
Conditions to the Exchange Offer..........  The Exchange Offer shall not be subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the staff of the Commission. There can be no assurance that any such condition will not occur. Holders of
                                              Outstanding Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer. See 'The Exchange Offer -- Certain
                                              Conditions to the Exchange Offer.'
Procedures for Tendering Outstanding
  Notes...................................  Each holder of Outstanding Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of
                                              Transmittal, or such facsimile, together with any other required documentation, to First Security Bank, N.A., the Exchange Agent, at
                                              the address set forth herein and therein. See 'The Exchange
                                              Offer -- Procedures for Tendering.'
                                            By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange
                                              Notes, whether or not such person is the holder, (ii) neither the holder nor any such other person has an arrangement or
                                              understanding with any person to participate in the distribution of such Exchange Notes and (iii) neither the holder nor any such other person is an 'affiliate,' as defined in Rule 405 under the
                                              Securities

                                              Act, of the Company or, if an 'affiliate', such holder will comply with the registration and prospectus delivery requirements of the
                                              Securities Act to the extent applicable.
Special Procedures for Beneficial
  Holders.................................  Any beneficial holder whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such
                                              registered holder to tender on its behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such holder's name or obtain a properly competed bond power from the registered holder. The transfer of record ownership may take considerable time. See 'The Exchange Offer -- Procedures for
                                              Tendering.'
Guaranteed Delivery Procedures............  Holders of Outstanding Notes who wish to tender their Outstanding
                                              Notes and whose Outstanding Notes are not immediately available or who cannot deliver their Outstanding Notes (or who cannot complete the procedure for book-entry transfer on a timely basis) and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date may tender their Outstanding Notes according to the guaranteed delivery procedures set forth in 'The Exchange
                                              Offer -- Guaranteed Delivery Procedures.'
Withdrawal Rights.........................  Tenders of Outstanding Notes may be withdrawn at any time prior to midnight, New York City time, on the Expiration Date. See 'The
                                              Exchange Offer -- Withdrawal of Tenders.'
Acceptance of Outstanding Notes and
  Delivery of Exchange Notes..............  Subject to certain conditions (as summarized above in 'Conditions of the Exchange Offer' and described more fully under 'The Exchange
                                              Offer -- Certain Conditions to the Exchange Offer'), the Company
                                              will accept for exchange any and all Outstanding Notes which are properly tendered in the Exchange Offer and not validly withdrawn prior to midnight, New York City time, on the Expiration Date. The
                                              Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See 'The Exchange
                                              Offer -- Terms of the Exchange Offer; Period for Tendering
                                              Outstanding Notes.'
Certain Tax Considerations................  The exchange pursuant to the Exchange Offer should not be a taxable event for federal income tax purposes. See 'Certain United States
                                              Federal Income Tax Considerations.'
Exchange Agent............................  The First Security Bank, N.A., the Trustee under the Indenture, is serving as exchange agent (the 'Exchange Agent') in connection with the Exchange Offer. The address of the Exchange Agent is: First
                                              Security Bank, N.A., 79 South Main Street, Salt Lake City, Utah
                                              84111, Attention: Corporate Trust Services. For information with respect to the Exchange Offer, the telephone number for the
                                              Exchange Agent is (801) 246-5822 and the facsimile number for the
                                              Exchange Agent is (801) 246-5053.
Use of Proceeds...........................  There will be no cash proceeds payable to the Company from the issuance of the Exchange Notes pursuant to the Exchange Offer.

                 CONSEQUENCES OF EXCHANGING OUTSTANDING NOTES

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Outstanding Notes and the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Outstanding Notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that (i) the Exchange Notes received by such holder will be acquired in the ordinary course of its business, (ii) at the time of the consummation of the Exchange Offer such holder will have not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes and (iii) such holder is not an affiliate of the Company within the meaning of Rule 405 of the Securities Act or if it is such an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirement of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'Plan of Distribution.' However, to comply with state securities laws, the Exchange Notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the Exchange Notes to 'qualified institutional buyers' (as such term is defined under Rule 144A of the Securities
Act) is generally exempt from registration or qualification under state securities laws. The Company currently does not intend to register or qualify the sale of the Exchange Notes in any state where an exemption from registration or qualification is required and not available. See 'The Exchange
Offer -- Consequences of Failure to Exchange and Requirements for Transfer for Exchange Notes.'

                     SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

     The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if an exchange offer with respect to the Exchange Notes is not consummated by January 24, 1998, the rate per annum at which the Outstanding Notes bear interest will be increased temporarily. See 'Registration Rights Agreement for Outstanding Notes.' Interest on the Exchange Notes will accrue from July 24, 1997. Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Outstanding Notes accrued from July 24, 1997 to the date of the issuance of the Exchange Notes. Consequently, holders who exchange their Outstanding Notes for Exchange Notes will receive the same interest payment on February 1, 1998 (the first interest payment date with respect to the Outstanding Notes and the Exchange Notes) that they would have received had they not accepted the Exchange Offer. See 'The Exchange Offer -- Interest on the Exchange Notes.'

Securities Offered........................  $100,000,000 aggregate principal amount of 10 1/2% Senior Exchange
                                              Notes due August 1, 2004, which have been registered under the
                                              Securities Act, issued by the Company.

Interest..................................  Interest on the Notes is payable semiannually in cash on February 1 and August 1, commencing on February 1, 1998.
Optional Redemption by the Company........  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2002, initially at 105.25%
                                              of their principal amount, plus accrued and unpaid interest, if any, declining to 100% of their principal amount, plus accrued and unpaid interest, if any, at maturity. See 'Description of the
                                              Notes -- Optional Redemption.' In addition, at any time prior to
                                              August 1, 2000, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of sales of common stock by the Company at a redemption price of 110.50% of their principal amount; provided that at least $65.0 million aggregate principal amount of Notes remains outstanding after each such redemption.

Ranking...................................  The Notes will rank pari passu with all unsecured, unsubordinated indebtedness of the Company existing or created in the future, will be effectively subordinated to the Company's obligations under secured indebtedness to the extent of such security and will be senior to all subordinated indebtedness of the Company created in the future. At June 30, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds thereof, the Company and the Guarantors on a consolidated basis would have had outstanding approximately $172.7 million of indebtedness, approximately $63.9 million of which would have been secured. See 'Description of the Notes -- Ranking.'

Guarantee.................................  All payments with respect to the Notes (including principal and interest) are unconditionally guaranteed on an unsecured
                                              unsubordinated basis jointly and severally by each of the active subsidiaries of the Company as of July 24, 1997 (the 'Closing
                                              Date'), consisting of American Trans Air, Inc., Ambassadair Travel
                                              Club, Inc., ATA Vacations, Inc., Amber Travel, Inc., American Trans
                                              Air Training Corporation, American Trans Air ExecuJet, Inc. and
                                              Amber Air Freight Corporation (collectively, the 'Guarantors').
                                              Such guarantees (the 'Guarantees') will rank pari passu with all existing and future unsecured unsubordinated indebtedness of the
                                              Guarantors, will be effectively


-

                                              subordinated to secured indebtedness of the Guarantors to the extent of such security and will be senior in right of payment to all future subordinated indebtedness of the Guarantors. At June 30,
                                              1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds thereof, including to repay certain Guarantor indebtedness, the Guarantors (on a consolidated basis excluding indebtedness owed to the Company and indebtedness of Amtran) would have had approximately $72.7 million of
                                              indebtedness outstanding (other than the Guarantees), $63.9 million of which would have been secured indebtedness.

Certain Covenants.........................  The Indenture will contain certain covenants for the benefit of the holders of the Notes, including, among other things, covenants limiting the incurrence of indebtedness, restricted payments, dividend and other payment restrictions affecting restricted subsidiaries, the issuance and sale of capital stock of restricted subsidiaries, the issuance of guarantees by restricted
                                              subsidiaries, transactions with shareholders and affiliates, liens, sale-leaseback transactions, asset sales and certain mergers and consolidations. See 'Description of the Notes -- Covenants.'

Change of Control.........................  Upon a Change of Control (as defined in 'Description of the Notes'), each holder of the Notes will have the right, subject to certain conditions, to require the Company to purchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.
                                              There can be no assurance that the Company will have the financial resources necessary to purchase the Notes upon a Change of Control.
                                              See 'Description of the Notes -- Repurchase of Notes upon a Change of Control.'

Book-Entry; Delivery and Form.............  The Exchange Notes will be represented by one permanent global
                                              Exchange Note in definitive, fully registered form deposited with a custodian for, and registered in the name of a nominee of, The
                                              Depository Trust Company ('DTC') See 'Description of the
                                              Notes -- Book-Entry; Delivery and Form.'

                                USE OF PROCEEDS

     There will be no cash proceeds to the Company from the Exchange Offer.

     This Exchange Offer is intended to satisfy certain of the Company's obligations under the Placement Agreement and the Registration Rights Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will receive Outstanding Notes in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes (which they replace), except as otherwise described herein. The Outstanding Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company.

     The net proceeds from the offering of Outstanding Notes (the 'Original Offering') were approximately $97 million. The net proceeds from the Original Offering were used by the Company to repay bank indebtedness and for general corporate purposes, which may include the purchase of additional aircraft and the refinancing of existing aircraft. See 'Use of Proceeds.'

                                  RISK FACTORS

     For a description of certain factors that should be considered by holders who tender their Outstanding Notes in the Exchange Offer, see 'Risk Factors' beginning on page 16.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following summary consolidated financial data are derived from the consolidated financial statements of Amtran for the periods presented. The consolidated financial statements for each of the five years ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors. The consolidated financial data for the six month periods ended June 30, 1996 and 1997 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for these periods. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year. The consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.

                                                                                                            SIX MONTHS
                                                                                                               ENDED
                                                              YEAR ENDED DECEMBER 31,                        JUNE 30,
                                               ------------------------------------------------------   -------------------
                                                 1992         1993       1994       1995       1996       1996       1997
                                               --------     --------   --------   --------   --------   --------   --------
                                                                                                            (UNAUDITED)
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
     Operating revenues......................  $421,790     $467,909   $580,522   $715,009   $750,851   $402,530   $386,471
     Depreciation and amortization(1)........    40,820       37,418     46,178     55,827     61,661     30,705     29,436
     Operating income (loss)(2)..............     2,592        6,620      8,415     17,936    (36,056)     2,505      8,749
     Interest expense........................     6,898        3,872      3,656      4,163      4,465      2,177      3,320
     Income (loss) before income taxes.......    (2,643)       3,866      5,879     14,653    (39,581)       788      5,837
     Net income (loss).......................    (2,140)       3,035      3,486      8,524    (26,674)        68      2,473
     Net income (loss) per adjusted
       share(3)..............................     (0.24)        0.28       0.30       0.74      (2.31)      0.01       0.21

BALANCE SHEET DATA (AT END OF PERIOD):
     Cash....................................  $ 35,719     $ 45,024   $ 61,752   $ 92,741   $ 73,382   $ 86,621   $ 65,396
     Non-cash working capital
       (deficiency)(4).......................   (62,308)     (48,601)   (68,166)   (80,639)   (65,472)   (83,292)   (64,645)
     Property and equipment, net.............   166,882      172,244    223,104    240,768    224,540    274,961    231.298
     Total assets............................   239,029      269,830    346,288    413,137    370,287    437,967    376,732
     Short-term debt (including current
       maturities)...........................    20,375       18,242      8,447      3,606     30,271      1,770     35,226
     Long-term debt..........................    67,574       61,090    109,659    134,641    119,786    156,185    109,493
     Total debt..............................    87,949       79,332    118,106    138,247    150,057    157,955    144,719
     Shareholders' equity(5).................    32,469       69,941     72,753     81,185     54,744     81,461     57,812

OTHER FINANCIAL DATA:
     EBITDAR(6)..............................  $ 82,446     $ 89,584   $103,868   $130,381   $ 91,972   $ 68,066   $ 66,877
     EBITDA(6)...............................    45,075       45,156     55,713     74,643     26,545     33,670     38,593
     Net cash provided by operating
       activities............................    53,741       33,896     75,297     87,078     32,171     35,610     38,049
     Net cash used in investing activities...   (28,325)     (37,440)   (80,400)   (44,032)   (63,161)   (42,859)   (40,698)
     Net cash provided by (used in) financing
       activities............................   (15,884)      12,849     21,831    (12,057)    11,631      1,129     (5,337)
     Ratio of earnings to fixed charges(7)...        --         1.24       1.32       1.60         --         --       1.35
     Deficiency of earnings available to
       cover fixed charges(7)................  $  2,643           --         --         --   $ 40,931   $    912         --
     Pro forma interest expense..............                                                $ 10,744              $  5,741
     Pro forma ratio of earnings to fixed
       charges(7)............................                                                      --                  1.13
     Pro forma deficiency of earnings
       available to cover fixed charges(7)...                                                $ 47,359                    --

                                                        (footnotes on next page)

                                                                                                         SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                          JUNE 30,
                                             ------------------------------------------------------    --------------------
                                              1992       1993        1994        1995        1996        1996        1997
                                             -------    -------    --------    --------    --------    --------    --------
SELECTED OPERATING DATA FOR PASSENGER
  SERVICE(8):
     Available seat miles (millions)(9)...   7,521.2    8,232.5    10,443.1    12,521.4    13,295.5     6,942.3     6,090.1
     Revenue passenger miles
       (millions)(10).....................   5,547.1    5,593.5     7,158.8     8,907.7     9,172.4     4,793.3     4,415.4
     Passenger load factor(11)............      73.8%      67.9%       68.6%       71.1%       69.0%       69.0%       72.5%
     Revenue per available seat mile......      5.61[c]    5.68[c]     5.56[c]     5.71[c]     5.65[c]     5.80[c]     6.35[c]
     Operating expense per ASM(12)........      5.57[c]    5.60[c]     5.48[c]     5.56[c]     5.92[c]     5.77[c]     6.21
     Block hours flown(13)................    65,583     76,542     103,657     126,295     138,114      73,040      65,672
     Average daily aircraft utilization
       (block hours per day)(14):
          Lockheed L-1011.................      7.36       7.07        7.24        8.88        6.55        6.76        6.34
          Boeing 727-100..................      5.28         --          --          --          --          --          --
          Boeing 727-200ADV...............        --       7.96        8.24        9.28        7.62        8.08        7.61
          Boeing 757-200..................      9.73      10.26       10.91       11.71       11.06       11.49       10.61
     Total aircraft.......................        25         31          41          46          45          49          45

------------

 (1) As of January 1, 1992, Amtran lengthened its estimate of the useful lives of its L-1011 aircraft, which reduced depreciation expense by $3.4 million in 1992.

 (2) Amtran has reclassified gain (loss) on sale of operating assets for 1992-1995 from nonoperating gain (loss) to operating income (loss) to be consistent with the 1996 presentation. Also, in the third quarter of 1996, Amtran recorded a $4.7 million loss on the disposal of leased assets associated with both Boeing 757-200 aircraft transactions. See
     'Business -- 1996 Restructuring of Scheduled Service Operations.'

 (3) Net income (loss) per adjusted share is based on average shares outstanding during the period, adjusted to give effect to the reclassification effected in December 1992 and the retroactive effect of the stock dividend distributed in March 1993, which resulted in 9,090,000 shares outstanding during all periods presented.

 (4) Non-cash working capital consists of total current assets (excluding cash) less total current liabilities (excluding current maturities of long term debt).

 (5) No dividends were paid in any of the periods presented.

 (6) EBITDAR represents net income plus interest expense (net of capitalized interest), income tax expense, depreciation, amortization and aircraft rentals. EBITDA represents net income plus interest expense (net of capitalized interest), income tax expense, depreciation and amortization. EBITDAR and EBITDA are presented because each is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDAR and EBITDA should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 (7) The 'ratio of earnings to fixed charges' represents earnings divided by fixed charges, as defined in the following paragraph. The 'deficiency' represents the amount of fixed charges in excess of earnings.

     For purposes of these computations, earnings consist of income (loss) before income taxes, plus fixed charges, adjusted to exclude the amount of any interest capitalized during the period. Fixed charges include the total of: (i) interest, whether expensed or capitalized; (ii) amortization of debt expense relating to any indebtedness, whether expensed or capitalized; and (iii) such portion of rental expense as can be demonstrated to be representative of the interest factor.

 (8) The operating data (other than revenue per ASM and operating expense per ASM) pertain only to ATA and do not include information for other subsidiaries of Amtran.

 (9) 'Available seat miles' or 'ASMs' represent the number of seats available for sale to passengers multiplied by the number of miles those seats are flown.

(10) 'Revenue passenger miles' or 'RPMs' represent the number of miles flown by revenue passengers.

(11) 'Passenger load factor' represents revenue passenger miles divided by available seat miles.

(12) 'Operating expense per ASM' for any period represents the amount determined by dividing total operating expense for such period by the total ASMs for such period.

(13) 'Block hours flown' for any aircraft represents the elapsed time computed from the moment the aircraft first moves under its own power from the boarding ramp at one airport to the time it comes to rest at the boarding ramp of the next point of landing.

(14) 'Average daily aircraft utilization' is determined with respect to each aircraft type for any period by dividing the block hours flown by all aircraft of such type during such period by the number of days during such period that aircraft of such type were owned or leased by the Company.

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements. While the Company believes these statements are reasonable, prospective holders of the Exchange Notes should be aware that actual results could differ materially from those projected by such forward-looking statements as a result of the risk factors set forth below or other factors.

     Prospective holders of the Exchange Notes should consider carefully the following factors as well as the other information and data included in this Prospectus before tendering their Outstanding Notes in the Exchange Offer. The Company cautions the reader, however, that this list of factors may not be exhaustive and that these or other factors could have an adverse effect on the Company's ability to service its indebtedness, including principal and interest payments on the Exchange Notes.

SUBSTANTIAL LEVERAGE

     At June 30, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds thereof, the Company on a consolidated basis would have had outstanding approximately $172.7 million of indebtedness, approximately $63.9 million of which would have been secured. Total shareholders' equity of the Company on a consolidated basis as of June 30, 1997 was approximately $57.8 million. As of June 30, 1997, on a pro forma basis after giving effect to the Offering, the application of the net proceeds thereof and entering into the New Credit Facility, the Company's total debt was 74.9% of total capitalization, which represents significant financial leverage, even in the highly leveraged airline industry. In addition, the Company had substantial obligations under operating leases for aircraft. See 'Capitalization' and 'Business -- Aircraft Fleet.'

     On a pro forma basis, after giving effect to the Offering as if it had occurred at the beginning of the period, the Company would have had interest expense of approximately $10.7 million and $5.7 million, respectively, for 1996 and for the six months ended June 30, 1997 which would have resulted in an EBITDA to interest expense ratio for the Company of approximately 2.5 times and
6.7 times, respectively. Earnings of the Company were insufficient to cover fixed charges by approximately $2.6 million and $40.9 million for the years ended December 31, 1992 and 1996, respectively. The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control. The Company's operating results and cash flow could be adversely affected by such factors as price competition, increases in fuel costs, a downturn in general economic conditions and adverse regulatory changes.

     The degree to which the Company and the Guarantors are leveraged could have important consequences to holders of Notes, including the following: (i) the Company's and the Guarantors' ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired; (ii) the Company's and the Guarantors' degree of leverage and related debt service obligations, as well as their obligations under operating leases for aircraft, may make them more vulnerable than some of their competitors in a prolonged economic downturn; and (iii) the Company's and the Guarantors' financial position may restrict their ability to exploit new business opportunities and limit their flexibility to respond to changing business conditions. The Company's and the Guarantors' competitive positions may also be affected by the fact that they may be more highly leveraged than some of their competitors.

EFFECTIVE SUBORDINATION OF NOTES TO SECURED OBLIGATIONS OF SUBSIDIARIES

     Claims of secured creditors of the Company's subsidiaries will have priority to the extent of the security interests granted in the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes. ATA has implemented a new four-year secured revolving credit facility (the 'New Credit Facility'), which provides for a $50 million revolving line of credit for general working capital purposes. Amounts owed under the New Credit Facility are secured by a first priority perfected security interest in certain aircraft and related engines. Accordingly, the lenders under the New Credit Facility have priority over the holders of the Notes with respect to,

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and to the extent of, the pledged assets, and the Notes will be effectively subordinated to such secured indebtedness, and to any other secured indebtedness, of the Company's subsidiaries.

LIQUIDITY AND DEBT SERVICE

     Although the Company, like most other airlines, generally operates with a working capital deficit, it has been able to meet its obligations as they have become due. In order to meet short-term cash needs, ATA had revolving credit facility (the 'Existing Credit Facility') which provided up to $125.0 million of maximum available credit, and a $5.0 million revolving credit facility for short-term borrowing needs and securing the issuance of letters of credit. At June 30, 1997, the Company's current assets were $135.7 million, and current liabilities were $170.2 million. If the Existing Credit Facility had not been fully drawn, at June 30, 1997 cash (and therefore current assets) and long-term liabilities would decrease by approximately $57.0 million. On July 24, 1997, ATA entered into the New Credit Facility which resulted in the termination of the Existing Credit Facility and provided for a revolving line of credit of $50.0 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities' and 'Description of the New Credit Facility.'

     The Company would have been required during 1997, 1998 and 1999, to make payments on long-term debt under its Existing Credit Facility totalling $10.5 million, $18.0 million and $4.5 million, respectively with the $83.0 million balance of this facility maturing on April 1, 1999. The Company will be required to make no payments on the New Credit Facility of $50.0 million until its maturity date of April 1, 2001. The Company expects to incur expenses under non-cancellable operating leases during 1997, 1998, 1999, 2000 and 2001 and thereafter of $61.1 million, $52.1 million, $49.9 million, $36.8 million, $34.6 million and $220.6 million, respectively. Following the implementation of the New Credit Facility, the Company on a pro forma basis will be required during the years ended 1997, 1998, 1999, 2000 and 2001 and thereafter to make payments on long-term debt totalling $10.4 million, $1.5 million, $1.5 million, $1.5 million, $39.5 million and $117.6 million, respectively. The Company may seek to supplement its current sources of financing with other sources of long-term financing, including vendor financing, sale-leaseback transactions and public and private debt. The Company may from time to time also seek additional equity financing. There can be no assurance that any such external financing would be available on satisfactory terms.

     The Company currently expects that capital expenditures for 1997 will total approximately $73 million. Such expenditures will be mainly for scheduled heavy maintenance on the Company's aircraft. See 'Business -- Aircraft Fleet.'

NET LOSSES AND RESTRUCTURING

     For the year ended 1996 the Company incurred operating and net losses of $36.1 million and $26.7 million, respectively, as compared to operating and net income of $17.9 million and $8.5 million, respectively, during 1995. The losses in the 1996 period reflected a number of factors, including: (i) a significant increase in competition from larger carriers in the scheduled service markets served by the Company, (ii) the negative impact on low fare carriers resulting from unfavorable media coverage of the effects of the ValuJet accident in Florida and, to a lesser extent, the Company's own decompression incident, (iii) a significant increase in fuel costs and (iv) a federal excise tax on jet fuel that became effective on October 1, 1995. As a result, the Company entered into the 1996 Restructuring. Although the Company realized a profit for the first six months of 1997, there can be no assurance that the Company will continue to be profitable. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

STRATEGIC ALTERNATIVES

     In the second and third quarters of 1996, the Company undertook an analysis of the profitability of its scheduled service, military and tour operator operations, as well as the relative economics of the Company's three aircraft fleet types. As a result of that analysis, among other things, the Company significantly reduced its scheduled service operations, entered into arrangements to reduce the growth

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
of its Boeing 757 fleet and reallocated aircraft from scheduled service to charter operations. The Company is continuing to evaluate the profitability of each segment of its operations and to consider further restructuring or other alternatives with respect to those operations. See 'Business -- 1996 Restructuring of Scheduled Service Operations.'

     In addition, at various times since the second quarter of 1996 the Company has actively considered possible business combinations with other air carriers and others. The Company intends to continue to evaluate such transactions. Accordingly, it is possible that the Company will enter into a transaction in the second half of 1997 or thereafter that will result in a merger or other change of control of the Company.

     The New Credit Facility may be accelerated upon a merger or consolidation of the Company or ATA, including any such transaction resulting in a change of control of the Company or ATA. If any of the Company's credit facilities were to be accelerated, there can be no assurance that the Company would have sufficient liquidity to satisfy such obligations or that it would be able to secure alternative financing. Failure to satisfy such obligations could cause a default under the Notes and accelerate payment of principal and accrued interest thereon. See 'Description of the Notes -- Events of Default.'

RESTRICTIONS UNDER FINANCING AGREEMENTS

     The financing agreements relating to the Company's outstanding indebtedness impose significant operating and financial restrictions on the Company. For example, the New Credit Facility is secured by liens on certain Company-owned L-1011 aircraft and engines. In addition, the New Credit Facility prohibits or restricts in many respects the Company's ability to incur additional indebtedness, create material liens on its assets, sell assets or engage in mergers or consolidations, redeem or repurchase Notes, make certain investments, pay cash dividends or engage in other significant transactions. See 'Description of the New Credit Facility.'

     Under certain of such financing agreements, the Company is required to maintain compliance with certain specified covenants, restrictions, financial ratios and other financial and operating tests. The Company's ability to comply with any of the foregoing restrictions and with loan repayment provisions will depend upon its future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond the control of the Company. A failure to comply with any of these obligations could result in an event of default under one or more of such financing agreements, which could permit acceleration of the debt under such instrument and acceleration of debt under the Company's other principal financing agreements and termination of the Company's aircraft operating leases, some of which contain cross-default or cross-acceleration provisions. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Credit Facilities.'

POSSIBLE LIMITATION ON NOL CARRYFORWARDS

     The Company has approximately $81.7 million of net operating loss carryforwards and $4.7 million of investment and other tax credit carryforwards (as of December 31, 1996) which may, depending on the circumstances, be available to reduce U.S. federal income taxes payable by the Company in the future. However, if the Company undergoes an 'ownership change' within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the 'Code'), the Company's utilization of its net operating loss carryforwards and investment tax credit carryforwards could be subject to limitation.

     In general, an ownership change under Section 382 will occur if, over a three-year period, certain stockholders who own directly or indirectly 5% or more of the capital stock of the corporation (including the so-called 'public group') increase their percentage ownership by more than 50 percentage points in the aggregate. The effect on the Company of the imposition of a limitation on the use of its tax attributes in the event of an ownership change in the future would depend on a number of factors, including the profitability of the Company and the timing of the sale of certain assets, some of which factors are beyond the control of the Company. The impact on the Company of such a limitation could be materially adverse under certain circumstances. In addition, for financial reporting purposes,

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
such an ownership change could, in certain circumstances, require the Company to reduce the amount of its deferred tax benefits, with a resulting charge to earnings.

BONDING REQUIREMENTS

     Under current DOT regulations with respect to charter transportation originating in the United States, all charter airline tickets must generally be paid for in cash and all funds received from the sale of charter seats (and in some cases the costs of land arrangements) must be placed into escrow by the tour operator or protected by a surety bond satisfying certain prescribed standards. Currently, the Company provides a third-party bond which is unlimited in amount in order to satisfy its obligations under these regulations. Under the terms of its bonding arrangements, the issuer of the bond has the right to terminate the bond at any time on 30 days' notice. The Company provides a $2.5 million letter of credit to secure its potential obligations to the issuer of the bond. If the bond were to be materially limited or canceled, the Company, like all other U.S. charter airlines, would be required to escrow funds to comply with the DOT requirements summarized above. Compliance with such requirements would reduce the Company's liquidity and require it to fund higher levels of working capital ranging up to $16.0 million based on anticipated 1997 peak travel periods.

INSURANCE COVERAGE

     The Company is subject to potential losses which may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also potential claims of injured passengers and others. The Company is required by the DOT to carry liability insurance on each of its aircraft. The Company currently maintains public liability insurance in the amount of $1.25 billion. Although the Company currently believes its insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed or that the Company will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on the business, financial condition and results of operations of the Company, and could seriously inhibit passenger acceptance of the Company's services. The Company's insurance policies also impose certain geographic restrictions on where the Company may provide airline service. See 'Business -- Insurance.'

CUSTOMERS

     The Company's largest customer during each of 1994, 1995 and 1996 was the U.S. military, accounting for approximately 16%, 11% and 11%, respectively, of the Company's total operating revenues. The Company expects that during 1997 the U.S. military will continue to be its largest customer. In 1996, the Company's five largest non-military customers accounted for approximately 22% of total operating revenues, and the Company's ten largest non-military customers accounted for approximately 30% of total operating revenues. No single non-military customer accounted for more than 10% of total operating revenues during this period.

     The Company is subject to the risk that a customer which has contracted with the Company will cancel or default on its contract or contracts and the Company will be unable to obtain other business to cover the resulting loss in revenues. If the size of the contract or contracts is significant enough, any such default or cancelation could have a material adverse effect on the Company.

     Included in the Company's scheduled service sales are bulk sales agreements with tour operators. Under these arrangements, which are very similar to charter sales, the tour operator may take up to 85% of an aircraft as a bulk-seat purchase. To minimize its exposure in the event of non-payment by a tour operator, the Company requires bonding or a security deposit for a significant portion of the bulk-seat fare; however, the Company is still responsible for providing travel to customers who have purchased tickets under bulk-sale agreements.

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
EFFECTS OF SEASONALITY OF BUSINESS ON THE COMPANY

     The Company's airline businesses are significantly affected by seasonal factors. Typically, the Company experiences reduced demand during the second and fourth quarters as demand for leisure airline services during such periods is lower relative to other times of the year. The Company has recently experienced its strongest operating results in the first quarter. As a result, the Company's results of operations for any one quarter are not necessarily indicative of the Company's annual results of operations.

EMPLOYEE RELATIONS

     In June 1991, the Company's flight attendants elected the Association of Flight Attendants ('AFA') as their representative. In December 1994, the flight attendants ratified a four-year collective bargaining agreement. In June 1993, the Company's cockpit crews elected the International Brotherhood of Teamsters ('IBT') as their representative. Following three years of negotiations, in September 1996 a four-year collective bargaining agreement was ratified by the cockpit crews. The Company believes that its relations with its employees are good. However, the existence of a significant dispute with any sizable number of its employees could have a material adverse effect on the Company's operations.

RELIANCE ON TRAVEL AGENTS AND TOUR OPERATORS FOR TICKET SALES

     Approximately 65% of the Company's revenues for the year ended December 31, 1996, were derived from tickets sold by travel agents or tour operators. Travel agents and tour operators generally have a choice between one or more airlines when booking a customer's flight. Accordingly, any effort by travel agencies or tour operators to favor another airline or to disfavor the Company could adversely impact the Company. The Company's relations with travel agencies and tour operators could be affected for instance, by override commissions offered by other airlines, by an increase in the Company's arrangements with other distributors of its tickets or by the introduction of alternative methods of selling tickets. Although management intends to continue to offer attractive and competitive products to travel agencies and tour operators and to maintain favorable relations with travel agencies and tour operators, there can be no assurance that travel agencies or tour operators will not disfavor the Company or favor other airlines in the future.

INDUSTRY CONDITIONS AND COMPETITION

     The Company's products and services face varying degrees of competition in diverse markets. The Airline Deregulation Act of 1978 has substantially eliminated governmental authority to regulate domestic routes and fares and has increased the ability of airlines to compete with higher flight frequencies and lower fares. The Company generally competes on the basis of price, availability of equipment, quality of service and convenience. In the leisure travel market, the Company's principal focus of operations, the Company faces significant competition from a large number of U.S., European and Mexican charter and scheduled airlines, many of which are larger and have substantially greater financial resources than the Company. The scheduled carriers compete for leisure travel customers in a variety of ways, including wholesaling discounted seats on scheduled flights to tour operators, promoting to travel agents prepackaged tours for sale to retail customers and selling discounted, excursion airfare-only products to the public. As a result, all charter airlines, including the Company, generally are required to compete for customers against the lowest revenue-generating seats of the scheduled airlines. During periods of dramatic fare cuts by the scheduled airlines, the Company is forced to respond competitively to these deeply discounted seats.

     The Company also competes against scheduled airlines on the basis of convenience. Due in part to the creation of numerous hub-and-spoke route systems, many smaller cities are not served by direct or nonstop flights to leisure destinations, and many secondary leisure destinations do not receive direct or nonstop service from more than a few major U.S. cities. The Company targets these markets by providing travelers with nonstop service to leisure destinations on a limited-frequency basis.

     In the United States, there are few barriers to entry into the airline business, apart from the need for certain government licenses and the need for and availability of financing, particularly for those seeking to operate on a small scale with limited infrastructure and other support systems. As a result, the Company may face increased competition from start-up airlines in selected markets from time to time.

     The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on U.S. airlines. In some cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be available to start-up carriers. The commencement of service by new carriers on ATA's routes could negatively impact ATA's operating results. Although the domestic airline industry has at present abandoned deeply discounted general pricing structures, and fare levels have continued to increase from 1992 levels, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major U.S. airline would result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

     The Company also competes directly against other charter airlines. In the United States, these charter airlines are smaller in size than the Company. In Europe, several charter airlines are at least as large or larger than the Company. Certain of these charter airlines are affiliates of major scheduled airlines or tour operators. As a result, in addition to greater access to financial resources, these charter airlines may have greater distribution capabilities, including, in certain cases, exclusive or preferential relationships with affiliated tour operators.

     Based upon bilateral aviation agreements between the U.S. and other nations, and, in the absence of such agreements, comity and reciprocity principles, the Company's charter operations are generally not restricted as to the number or frequency of its flights to and from most destinations in Europe. However, these agreements and reciprocity principles generally restrict the Company to the carriage of passengers and cargo on flights which either originate in the U.S. and terminate in a single European nation, or which originate in a single European nation and terminate in the U.S. Proposals for any additional charter service must generally be specifically approved by the civil aeronautics authorities in the relevant countries. Approval of such a proposal is typically based on considerations of comity and reciprocity and cannot be guaranteed. As a consequence, the Company typically does not compete in the large intra-European travel market. See 'Business -- Regulation.'

AIRCRAFT FUEL

     Because fuel costs are a significant portion of the Company's operating costs (approximately 21% for 1996), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be susceptible to, among other factors, political and economic influences and the Company cannot control near- or longer-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. However, the Company has been able to reduce certain of the risks associated with a rise in fuel costs. For each of 1995 and 1996, approximately 52% and 49%, respectively, of the Company's total operating revenues were derived from contracts which enabled the Company to pass through increases in fuel costs, including contracts with the U.S. military. The Company is exposed to increases in fuel costs that occur within 14 days of flight time, to all increases associated with its scheduled service (other than bulk seat sales) and to increases affecting contracts that do not include fuel cost escalation provisions. The Company is also exposed to the risk that a substantial rise in fuel costs could cause a reduction in leisure travel and/or the cancellation or renegotiation of previously-booked commitments from tour operators.

EFFECT OF GENERAL ECONOMIC CONDITIONS

     The profitability of the Company's operations is influenced by the condition of the U.S. and European economies, including fluctuations in currency exchange rates, that may impact the demand for leisure travel and the Company's competitive pricing position. The vast majority of the Company's charter and scheduled airline business, other than military, is leisure travel. Because leisure travel is

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
discretionary, the Company has historically tended to experience somewhat weaker financial results during economic downturns and other events affecting international leisure travel, such as the Persian Gulf War. Nevertheless, the Company's performance during these periods has been significantly better than that of the U.S. airline industry as a whole.

REGULATORY MATTERS

     The Company is subject to regulation by the DOT and the Federal Aviation Administration (the 'FAA') under the provisions of the Federal Aviation Act of 1958, as amended (the 'Federal Aviation Act'), and by certain other governmental agencies. The DOT regulates principally economic issues affecting air service, including, among other matters, air carrier certification and fitness, insurance, certain leasing arrangements, allocation of route rights and authorization of proposed scheduled and charter operations, consumer protection and competitive practices. The FAA primarily regulates flight operations, especially matters affecting air safety, including, among other matters, airworthiness requirements for each type of aircraft the Company operates and pilot and crew certification. The Company believes it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier operating certificate issued by the FAA. A modification, suspension or revocation of any of the Company's DOT or FAA authorizations or certificates could have a material adverse effect upon the Company.

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. ATA expects to continue to incur expenditures for the purpose of complying with the FAA's noise and aging aircraft regulations.

     On June 17, 1996, ValuJet temporarily suspended its flight operations at the request of the FAA after an intensive inspection by the FAA. As a result of events related to ValuJet, the FAA has announced that it will be increasing its scrutiny of airlines, particularly in the areas of contract maintenance and contract training. The Company currently maintains ten permanent maintenance facilities and operates an internal training corporation. See
'Business -- Aircraft Fleet -- Maintenance and Support' and 'Business -- Other Activities.' Additional operational or maintenance requirements mandated by the FAA could have a material adverse impact on the Company.

     The Company has a Certificate of Public Convenience and Necessity from the DOT and an operating certificate from the FAA. Each such authority is subject to continued compliance with applicable stated rules and regulations pertaining to the airline industry, including any new rules or regulations that may be adopted in the future.

     The Company is subject to the jurisdiction of the Federal Communications Commission regarding the use of radio facilities. In addition, the Company is subject to regulation on its international flights by the Commerce Department, the Customs Service, the Immigration and Naturalization Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture. Also, while its aircraft are in foreign countries on international flights, the Company must comply with the requirements of similar authorities in such countries. The Company is also subject to compliance with standards for aircraft exhaust emissions promulgated by the Environmental Protection Agency (the 'EPA') pursuant to the Clean Air Act of 1970, as amended. The Company is also subject to regulations adopted by the various local authorities which operate the airports it serves throughout its route network, including but not limited to aircraft noise regulations and curfews. While the Company intends to maintain all appropriate government licenses and to comply with all appropriate standards, there can be no assurance that such licenses can be maintained or that such standards will not be changed in the future. See
'Business -- Regulation.'

     At its aircraft line maintenance facilities, the Company uses materials which are regulated as hazardous under federal, state and local law. The Company is required to maintain programs to protect the safety of its employees who use these materials and to manage and dispose of any waste generated by the use of these materials in compliance with all such laws. More generally, the Company is also subject at these facilities to federal, state and local regulations relating to protection of the environment and to discharge of materials into the environment. The Company does not expect that the costs

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
associated with ongoing compliance with any such regulations at these facilities will have a material adverse effect upon the Company's capital expenditures, earnings or competitive position.

     Additional laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect ATA.

LOW MARGINS AND HIGH FIXED COSTS

     The airline industry as a whole and scheduled service in particular is characterized by low gross profit margins and high fixed costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could, in the aggregate, have a significant effect on operating and financial results. Accordingly, a minor shortfall from expected revenue levels could have a material adverse effect on the Company's growth or financial performance.

PAYMENT UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount of the Notes, together with accrued and unpaid interest to the date of repurchase. If a Change of Control were to occur, the Company may not have the financial resources to repay the Notes, its credit facilities and any other indebtedness that would become payable upon the occurrence of such Change of Control. See ' -- Strategic Alternatives.' The 'Repurchase of Notes upon a Change of Control' covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, including in particular the New Credit Facility, either prior to or concurrently with such Note repurchase. See 'Description of the Notes -- Repurchase of Notes upon a Change of Control' and 'Description of the New Credit Facility.'

FRAUDULENT TRANSFER LAWS

     Under federal or state fraudulent transfer laws, if a court of competent jurisdiction were to find, in a lawsuit by an unpaid creditor or a representative of creditors, a trustee in bankruptcy or a debtor-in-possession, that the Company issued the Notes with the intent to hinder, delay or defraud present or future creditors, or received less than a reasonably equivalent value or fair consideration for any such indebtedness, and at the time of such incurrence (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay as such debts matured, such court could avoid the Company's obligations to the holders of the Notes, subordinate the Company's obligations to the holders of the Notes to all other indebtedness of the Company or take other action detrimental to the holders of the Notes. In that event, there can be no assurance that any repayment of principal and accrued interest on the Notes could ever be recovered by the holders of the Notes. Any Guarantee may also be subject to challenge under fraudulent transfer laws and, in any case, will be limited to amounts that any such Guarantor can guarantee without violating such laws. See 'Description of the Exchange Notes -- Guarantee.'

LACK OF PUBLIC MARKET FOR THE EXCHANGE NOTES

     The Outstanding Notes are currently owned by a small number of beneficial owners. The Outstanding Notes have not been registered under the Securities Act and are subject to significant

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restrictions on resale. The Exchange Notes will be a new issue of securities for which there is currently no trading market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, the Company.

EXCHANGE OFFER PROCEDURES

     Issuance of the Exchange Notes in exchange for Outstanding Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of Outstanding Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Outstanding Notes desiring to tender their Outstanding Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Outstanding Notes for exchange. Outstanding Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions on transfer thereof. On consummation of the Exchange Offer, the registration rights under the Registration Rights Agreement will terminate except that if (i) the Company determines that the Exchange Offer is not available or may not be consummated as soon as practicable after the date upon which the last Outstanding Note has been tendered because it would violate applicable law or the applicable interpretations of the staff of the Commission, (ii) the Exchange Offer is not for any other reason consummated by January 24, 1998 or (iii) the Exchange Offer has been completed and in the opinion of counsel for the Placement Agents a Registration Statement must be filed and a prospectus must be delivered by the Placement Agents in connection with any offering or sale of Exchange Notes, the Company has agreed to file and maintain a shelf registration statement that would allow resales of transfer restricted Outstanding Notes or Exchange Notes owned by the holders. In addition, any holder of Outstanding Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where the Outstanding Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See 'Plan of Distribution.' To the extent that Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Outstanding Notes could be adversely affected. See 'The Exchange Offer.'

CONSEQUENCES OF FAILURE TO EXCHANGE AND REQUIREMENTS FOR TRANSFER OF EXCHANGE NOTES

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Outstanding Notes and the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Outstanding Notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that (i) the Exchange Notes received by such holder will be acquired in the ordinary course of its business, (ii) at the time of the consummation of the Exchange Offer such holder will have not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes and (iii) such holder is not an affiliate of the Company within the meaning of Rule 405 of the Securities Act or if it is such an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirement of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'Plan of Distribution.' However, to comply with state securities laws, the Exchange Notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the Exchange Notes to 'qualified institutional buyers' (as such term is defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. The Company currently does not intend to register or qualify the sale of the Exchange Notes in any state where an exemption from registration or qualification is required and not available. See 'The Exchange Offer -- Consequences of Failure to Exchange and Requirements for Transfer for Exchange Notes.'

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OUTSTANDING NOTES

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept for exchange Outstanding Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term
'Expiration Date' means midnight, New York City time, on             1997;
provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term 'Expiration Date' means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $100 million aggregate principal amount of the Outstanding Notes is outstanding. This Prospectus, together with the
Letter of Transmittal, is first being sent on or about             , 1997, to
all holders of Outstanding Notes known to the Company. The Company's obligation to accept Outstanding Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth below under 'Certain Conditions to the Exchange Offer.'

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer remains open, and thereby delay acceptance for exchange of any Outstanding Notes, by giving oral or written notice of such extension in the manner described below. During any such extension, all Outstanding Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Outstanding Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     Outstanding Notes tendered in the Exchange Offer must be in denominations of principal amounts of $1,000 and any integral multiples thereof.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, upon the occurrence of any of the events specified below under ' -- Certain Conditions to the Exchange Offer.' The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Outstanding Notes as promptly as practicable, such notice in the case of any extension to be issued by means of press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest from July 24, 1997, payable semiannually on February 1 and August 1 of each year commencing on February 1, 1998, at the rate of 10 1/2% per annum. Holders of Outstanding Notes accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Outstanding Notes accrued from July 24, 1997 until the date of the issuance of the Exchange Notes. Consequently holders who exchange their Outstanding Notes for Exchange Notes will receive the same interest payment on February 1, 1998 (the first interest payment date with respect to the Outstanding Notes and the Exchange Notes) that they would have received had they not accepted the Exchange Offer.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Outstanding Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to midnight, New York City time, on the Expiration Date.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Outstanding Notes by causing DTC to transfer such Outstanding Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Outstanding Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under ' -- Exchange Agent' prior to midnight, New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder of Outstanding Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for the holders.

     The method of delivery of Outstanding Notes and the Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE COMPANY.

     Only a holder of Outstanding Notes may tender such Outstanding Notes in the Exchange Offer. The term 'holder' with respect to the Exchange Offer means any person in whose name Outstanding Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Outstanding Notes are held of record by DTC who desires to deliver such Outstanding Notes by book-entry transfer at DTC.

     Any beneficial holder whose Outstanding Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder properly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an 'eligible guarantor institution' within the meaning of Rule 17Ad-15 under the Exchange Act (an 'Eligible Institution') unless the Outstanding Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled 'Special Issuance Instructions' or 'Special Delivery Instructions' on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Outstanding Notes listed therein, such Outstanding Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Outstanding Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Outstanding Notes.

     If the Letter of Transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Outstanding Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Outstanding Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Outstanding Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Outstanding Notes unless otherwise provided in the Letter of Transmittal as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Outstanding Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under ' -- Certain Conditions to the Exchange Offer,' to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Outstanding Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

     By tendering, each holder of Outstanding Notes will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that neither the holder nor any such other person is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act or, if an affiliate, such holder or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

ACCEPTANCE OF OUTSTANDING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Outstanding Notes properly tendered and will issue the Exchange Notes promptly, after acceptance of the Outstanding Notes. See -- 'Certain Conditions to the Exchange Offer'.

     For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Outstanding Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter.

     For each Outstanding Note accepted for exchange, the holder of such Outstanding Note will receive an Exchange Note having a principal amount equal to that of the surrendered Outstanding Note. Interest on the Exchange Notes will accrue from July 24, 1997. Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Outstanding Notes accrued from July 24, 1997 to the date of the issuance of the Exchange Notes. Consequently, holders who echange their Outstanding Notes for Exchange Notes will receive the same interest payment on February 1, 1998 (the first interest payment date with respect to the Outstanding Notes and the Exchange Notes) that they would have received had they not accepted the Exchange Offer.

     In all cases, issuance of Exchange Notes for Outstanding Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Outstanding Notes or a timely Book-Entry Confirmation of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Outstanding Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Outstanding Notes are submitted for a greater principal amount that the holder desired to exchange, such unaccepted or non-exchanged Outstanding Notes will be returned without expense to the tendering holder thereof (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non- exchanged Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Outstanding Notes at the Book- Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Outstanding Notes by causing the Book-Entry Transfer Facility to transfer such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Outstanding Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below, under ' -- Exchange Agent' on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Outstanding Notes and (i) whose Outstanding Notes are not immediately available, or (ii) who cannot deliver their Outstanding Notes, the Letter of Transmittal, or any other required documents to the Exchange Agent prior to the Expiration Date, or if such holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Outstanding Notes, the certificate number or numbers of such Outstanding Notes and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Outstanding Notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Outstanding Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Outstanding Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time prior to midnight, New York City time, on the Expiration Date.

     To withdraw a tender of Outstanding Notes in the Exchange Offer, a facsimile transmission or letter notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to midnight, New York City time, on the Expiration Date. Any such notice of withdrawal must

(i) specify the name of the person having deposited the Outstanding Notes to be withdrawn (the 'Depositor'), (ii) include a statement that the Depositor is withdrawing its election to have Outstanding Notes exchanged, and identify the Outstanding Notes to be withdrawn (including the certificate number or numbers and principal amount of such Outstanding Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Outstanding Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Notes to register the transfer of such Outstanding Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Outstanding Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be re-tendered by following one of the procedures described above under ' -- Procedures for Tendering' at any time prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     The Exchange Offer is not subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the staff of the Commission. There can be no assurance that any such condition will not occur. Holders of Outstanding Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Outstanding Notes and return any Outstanding Notes that have been tendered to the holders thereof,
(ii) extend the Exchange Offer and retain all Outstanding Notes tendered prior to the Expiration Date, subject to the rights of such holders of tendered Outstanding Notes to withdraw their tendered Outstanding Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Outstanding Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Outstanding Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Outstanding Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     First Security Bank, N.A., the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and inquiries for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

By Mail or Overnight Courier                      By Hand                   Facsimile Transmission Number

  First Security Bank, N.A.              First Security Bank, N.A.                  (801) 246-5053
    79 South Main Street            Attention: Corporate Trust Services             (For Eligible
  Salt Lake City, UT 84111                      In Care Of:                       Institutions Only)
    Attention: Corporate             IBJ Schroder Bank & Trust Company           Confirm by Telephone
       Trust Services                     One State Street Plaza                    (801) 246-5822
 (If by Mail, Registered or                 New York, NY 10004
 Certified Mail Recommended)

     DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer.

     The estimated cash expenses to be incurred in connection with the Exchange
Offer will be paid by the Company and are estimated to be $              .

TRANSFER TAXES

     Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register Exchange Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF EXCHANGING OUTSTANDING NOTES

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Outstanding Notes and the restrictions on transfer of such Outstanding Notes as set forth in the legend thereon as a consequence of the issuance of the Outstanding Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Outstanding Notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. However, the Company does not intend to request the Commission to consider, and the Commission has not considered, the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that (i) the Exchange Notes received by such holder will be acquired in the ordinary course of its business, (ii) at the time of the consummation of the Exchange Offer such holder will have not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes and (iii) such holder is not an affiliate of the Company within the meaning of Rule 405 of the Securities Act or if it is such an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirement of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of

Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'Plan of Distribution.' However, to comply with state securities laws, the Exchange Notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the Exchange Notes to 'qualified institutional buyers' (as such term is defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. The Company currently does not intend to register or qualify the sale of the Exchange Notes in any state where an exemption from registration or qualification is required and not available.

                                USE OF PROCEEDS

     There will be no cash proceeds to the Company from the Exchange Offer.

     This Exchange Offer is intended to satisfy certain of the Company's obligations under the Placement Agreement and the Registration Rights Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will receive Outstanding Notes in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes (which they replace), except as otherwise described herein. The Outstanding Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company.

     The net proceeds of the Original Offering were approximately $97 million. The net proceeds from the Original Offering were used by the Company to repay bank indebtedness and for general corporate purposes, which may include the purchase of additional aircraft and the refinancing of existing aircraft. As of June 30, 1997, the weighted average interest rate on borrowings under the Existing Credit Facility was approximately 8.3% per annum.

                                 CAPITALIZATION

     The following table sets forth (i) the unaudited actual consolidated capitalization of the Company as of June 30, 1997 and (ii) the unaudited pro forma consolidated capitalization of the Company as of June 30, 1997 after giving effect to (w) the repayment of $112 million of indebtedness under the Existing Credit Facility out of available cash on June 30, 1997, (x) the Original Offering, and (y) the borrowing of the maximum availability under the New Credit Facility with the proceeds therefrom held in cash. This table should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus. Other than as disclosed in this Prospectus, there has been no material change in the capitalization of the Company since June 30, 1997 to the date hereof. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and 'Use of Proceeds.'

                                                                                     JUNE 30, 1997
                                                                                 ----------------------
                                                                                  ACTUAL      PRO FORMA
                                                                                 --------     ---------
                                                                                      (UNAUDITED)
                                                                                 (DOLLARS IN THOUSANDS)

Cash(1)(2)....................................................................   $ 65,396     $ 90,396
                                                                                 --------     ---------
                                                                                 --------     ---------

Short-term debt (consisting of current maturities of long-term debt)..........   $ 35,226     $  9,356
                                                                                 --------     ---------
Long-term debt
     Secured bank debt, due 1999(1)...........................................     86,130            0
     Secured bank debt, due 2001(3)...........................................         --       40,000
     Tax-exempt mortgage bonds, due 2020......................................      6,000        6,000
     Tax-exempt mortgage bonds, due 2025......................................     10,000       10,000
     10 1/2% Senior Notes due 2004............................................         --      100,000
     Unsecured debt...........................................................      7,342        7,342
     Other notes..............................................................         21           21
                                                                                 --------     ---------
          Total long-term debt................................................    109,493      163,363
                                                                                 --------     ---------
               Total debt.....................................................    144,719      172,719
                                                                                 --------     ---------
                    Total shareholders' equity................................     57,812       57,812
                                                                                 --------     ---------
                    Total capitalization......................................   $202,531     $230,531
                                                                                 --------     ---------
                                                                                 --------     ---------

------------

(1) At June 30, 1997, the Company had borrowed $112 million under the Existing Credit Facility (less $10 million for outstanding letters of credit), the proceeds of which were held in cash. On July 1, 1997, $57 million was repaid.

(2) The remaining net proceeds from the Original Offering, after using a portion to repay bank indebtedness, will be used for general corporate purposes, which may include the purchase of additional aircraft and the refinancing of existing aircraft.

(3) Following the consummation of the Original Offering, the Company implemented a $50 million revolving line of credit under the New Credit Facility (which for comparison purposes has been shown as fully drawn (less $10 million for outstanding letters of credit) with the proceeds held in cash). See 'Description of the New Credit Facility.'

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data are derived from the consolidated financial statements of Amtran for the respective periods presented. The consolidated financial statements for each of the five years ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors. The consolidated financial data for the six month periods ended June 30, 1996 and 1997 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for these periods. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year. The consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.

                                                                                                   SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                       JUNE 30,
                                           ----------------------------------------------------   -------------------
                                             1992       1993       1994       1995       1996       1996       1997
                                           --------   --------   --------   --------   --------   --------   --------
                                                                                                      (UNAUDITED)
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:
  Operating revenues:
     Charter.............................  $324,064   $292,032   $295,890   $307,091   $310,569   $156,230   $193,365
     Scheduled service...................    61,117    138,089    240,675    361,967    386,488    216,119    169,257
     Ground package......................    17,641     17,189     20,248     20,421     22,302     12,862     11,025
     Other...............................    18,968     20,599     23,709     25,530     31,492     17,319     12,824
                                           --------   --------   --------   --------   --------   --------   --------
               Total operating
                 revenues................   421,790    467,909    580,522    715,009    750,851    402,530    386,471
                                           --------   --------   --------   --------   --------   --------   --------
  Operating expenses:
     Salaries, wages and benefits........    84,254     96,104    113,789    141,072    163,990     81,906     84,407
     Fuel and oil........................    80,217     85,418    106,057    129,636    161,226     80,671     77,070
     Handling, landing and navigational
       fees..............................    42,870     48,918     60,872     74,400     70,122     36,347     34,462
     Passenger service...................    23,904     20,918     29,804     34,831     32,745     16,914     15,774
     Aircraft rentals....................    37,371     44,428     48,155     55,738     65,427     34,396     28,284
     Aircraft maintenance, materials and
       repairs...........................    34,037     32,838     46,092     55,423     55,175     27,883     24,925
     Depreciation and amortization(1)....    40,820     37,418     46,178     55,827     61,661     30,705     29,436
     Other...............................    75,725     95,247    121,160    150,146    176,561     91,203     83,364
                                           --------   --------   --------   --------   --------   --------   --------
               Total operating
                 expenses................   419,198    461,289    572,107    697,073    786,907    400,025    377,722
                                           --------   --------   --------   --------   --------   --------   --------
     Operating income (loss)(2)..........     2,592      6,620      8,415     17,936    (36,056)     2,505      8,749
                                           --------   --------   --------   --------   --------   --------   --------
  Other income (expense):
     Gain on sale of surplus
       takeoff/landing slots.............       500         --         --         --         --         --         --
     Interest income.....................       223        292        191        410        617        268        225
     Interest expense....................    (6,898)    (3,872)    (3,656)    (4,163)    (4,465)    (2,177)    (3,320)
     Other...............................       940        826        929        470        323        192        183
                                           --------   --------   --------   --------   --------   --------   --------
               Other income (expense),
                 net.....................    (5,235)    (2,754)    (2,536)    (3,283)    (3,525)    (1,717)    (2,912)
                                           --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income taxes......    (2,643)     3,866      5,879     14,653    (39,581)       788      5,837
  Income taxes (credits).................      (503)       831      2,393      6,129    (12,907)       720      3,364
                                           --------   --------   --------   --------   --------   --------   --------
  Net income (loss)......................  $ (2,140)  $  3,035   $  3,486   $  8,524   $(26,674)  $     68   $  2,473
                                           --------   --------   --------   --------   --------   --------   --------
                                           --------   --------   --------   --------   --------   --------   --------
  Net income (loss) per adjusted
     share(3)............................  $  (0.24)  $   0.28   $   0.30   $   0.74   $  (2.31)  $   0.01   $   0.21
                                           --------   --------   --------   --------   --------   --------   --------
                                           --------   --------   --------   --------   --------   --------   --------

                                                                                             SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       JUNE 30,
                                     ----------------------------------------------------   -------------------
                                       1992       1993       1994       1995       1996       1996       1997
                                     --------   --------   --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)           (UNAUDITED)

BALANCE SHEET DATA (AT END OF
  PERIOD):
  Cash.............................  $ 35,719   $ 45,024   $ 61,752   $ 92,741   $ 73,382   $ 86,621   $ 65,396
  Non-cash working capital
     (deficiency)(4)...............   (62,308)   (48,601)   (68,166)   (80,639)   (65,472)   (83,292)   (64,645)
  Property and equipment, net......   166,882    172,244    223,104    240,768    224,540    274,961    231,298
  Total assets.....................   239,029    269,830    346,288    413,137    370,287    437,967    376,732
  Short-term debt (including
     current maturities)...........    20,375     18,242      8,447      3,606     30,271      1,770     35,226
  Long-term debt...................    67,574     61,090    109,659    134,641    119,786    156,185    109,493
  Total debt.......................    87,949     79,332    118,106    138,247    150,057    157,955    144,719
  Shareholders' equity(5)..........    32,469     69,941     72,753     81,185     54,744     81,461     57,812

OTHER FINANCIAL DATA:
  EBITDAR(6).......................  $ 82,446   $ 89,584   $103,868   $130,381   $ 91,972   $ 68,066     66,877
  EBITDA(6)........................    45,075     45,156     55,713     74,643     26,545     33,670     38,593
  Net cash provided by operating
     activities....................    53,741     33,896     75,297     87,078     32,171     35,610     38,049
  Net cash used in investing
     activities....................   (28,325)   (37,440)   (80,400)   (44,032)   (63,161)   (42,859)   (40,698)
  Net cash provided by (used in)
     financing activities..........   (15,884)    12,849     21,831    (12,057)    11,631      1,129     (5,337)
  Ratio of earnings to fixed
     charges(7)....................        --       1.24       1.32       1.60         --         --       1.35
  Deficiency of earnings available
     to cover fixed charges(7).....  $  2,643         --         --         --   $ 40,931   $    912         --

------------

(1) As of January 1, 1992, Amtran lengthened its estimate of the useful lives of its L-1011 aircraft, which reduced depreciation expense by $3.4 million in 1992.

(2) Amtran has reclassified gain (loss) on sale of operating assets for 1992-1995 from nonoperating gain (loss) to operating income (loss) to be consistent with the 1996 presentation. Also, in the third quarter of 1996, Amtran recorded a $4.7 million loss on the disposal of leased assets associated with both Boeing 757-200 aircraft transactions. See
    'Business -- 1996 Restructuring of Scheduled Service Operations.'

(3) Net income (loss) per adjusted share is based on average shares outstanding during the period, adjusted to give effect to the reclassification effected in December 1992 and the retroactive effect of the stock dividend distributed in March 1993, which resulted in 9,090,000 shares outstanding during all periods presented.

(4) Non-cash working capital consists of total current assets (excluding cash) less total current liabilities (excluding current maturities of long term debt).

(5) No dividends were paid in any of the periods presented.

(6) EBITDAR represents net income plus interest expense (net of capitalized interest), income tax expense, depreciation, amortization and aircraft rentals. EBITDA represents net income plus interest expense (net of capitalized interest), income tax expense, depreciation and amortization. EBITDAR and EBITDA are presented because each is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDAR and EBITDA should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(7) The 'ratio of earnings to fixed charges' represents earnings divided by fixed charges, as defined in the following paragraph. The 'deficiency' represents the amount of fixed charges in excess of earnings.

    For purposes of these computations, earnings consist of income (loss) before income taxes, plus fixed charges, adjusted to exclude the amount of any interest capitalized during the period. Fixed charges include the total of:
    (i) interest, whether expensed or capitalized; (ii) amortization of debt expense relating to any indebtedness, whether expensed or capitalized; and
    (iii) such portion of rental expense as can be demonstrated to be representative of the interest factor.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Amtran is a leading provider of charter airline services, and on a targeted basis scheduled airline services, to leisure and other value-oriented travelers. Amtran, through its principal subsidiary, ATA, has been in operation for 24 years and currently operates the eleventh largest airline in the United States in terms of 1996 RPMs. ATA provides charter services throughout the world to independent tour operators and the U.S. military. The Company provides scheduled nonstop service primarily from its gateway cities of Indianapolis, Chicago-Midway, and Milwaukee to popular vacation destinations such as Hawaii, Las Vegas, Florida, California, Mexico and the Caribbean.

     An analysis by the Company in 1996 of the profitability of its scheduled service and charter service business units revealed that a significant number of scheduled service markets being served by the Company had become increasingly unprofitable. The Company believes that several key factors contributed to the deterioration of the profitability of its scheduled service in late 1995 and 1996, including (i) a significant increase in competition from larger carriers in the scheduled service markets served by the Company, (ii) the negative impact on low fare carriers resulting from unfavorable media coverage of the effects of the ValuJet accident in Florida and, to a lesser extent, the Company's own decompression incident, (iii) a significant increase in fuel costs and (iv) a federal excise tax on jet fuel beginning in the fourth quarter of 1995.

     In August 1996, the Company announced a significant reduction in scheduled service operations. More than one-third of scheduled service departures and ASMs were included in this schedule reduction. The Company eliminated its unprofitable Boston and intra-Florida operations. The Company also exited, or reduced in frequency, operations to other selected markets from Chicago-Midway, Indianapolis and Milwaukee. In conjunction with its scheduled service reduction, the Company announced a 15% reduction of its work force, including both employees and contractors.

     In addition, in 1996 the Company optimized its mix of aircraft. The Company reduced the number of Boeing 757-200 aircraft from thirteen to seven units. An advantage of the new fleet configuration is that all seven Boeing 757-200 aircraft have been assigned to mission-specific routes that could not have been served by the Company's other aircraft. The Company also reduced operating costs by switching to an all Rolls-Royce powered Boeing 757 fleet. The commonality of aircraft and engines yield benefits to the Company in the form of decreased maintenance and training costs.

     As a result of the 1996 Restructuring, the Company believes it has established a better platform from which to pursue its strategy. The Company also incurred substantial costs in 1996, which it does not expect to incur in future years.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, operating revenues and expenses expressed as cents per ASM.

                                                                                                 SIX MONTHS ENDED
                                                             YEAR ENDING DECEMBER 31,                JUNE 30,
                                                          -------------------------------        ----------------
                                                          1994         1995         1996         1996        1997
                                                          ----         ----         -----        ----        ----
                                                                              (CENTS PER ASM)

Operating revenues................................        5.56         5.71          5.65        5.80        6.35
Operating expenses:
     Salaries, wages and benefits.................        1.09         1.13          1.23        1.18        1.39
     Fuel and oil.................................        1.02         1.03          1.21        1.16        1.27
     Handling, landing and navigation fees........        0.58         0.59          0.53        0.52        0.57
     Depreciation and amortization................        0.44         0.45          0.47        0.44        0.48
     Aircraft rentals.............................        0.46         0.44          0.49        0.50        0.46
     Aircraft maintenance, materials and
       repairs....................................        0.44         0.44          0.42        0.40        0.41
     Passenger service............................        0.29         0.28          0.25        0.24        0.26
     Crew and other employee travel...............        0.25         0.25          0.27        0.25        0.28
     Commissions..................................        0.17         0.20          0.20        0.22        0.21
     Ground package cost..........................        0.14         0.13          0.14        0.15        0.16
     Other selling expenses.......................        0.08         0.12          0.13        0.15        0.11
     Advertising..................................        0.07         0.07          0.08        0.08        0.11
     Facilities and other rents...................        0.05         0.06          0.07        0.06        0.07
     Disposal of assets...........................         --           --           0.03         --          --
     Other........................................        0.40         0.37          0.40        0.42        0.43
                                                          ----         ----         -----        ----        ----
          Total operating expenses................        5.48         5.56          5.92        5.77        6.21
                                                          ----         ----         -----        ----        ----
Operating income (loss)...........................        0.08         0.15         (0.27)       0.03        0.14
                                                          ----         ----         -----        ----        ----
                                                          ----         ----         -----        ----        ----
ASMs (in thousands)...............................        10,443,123   12,521,405   13,295,505   6,942,394   6,090,142

SIX MONTHS ENDED JUNE 30, 1997, VERSUS SIX MONTHS ENDED JUNE 30, 1996

Operating Revenues

     Total operating revenues for the six months ended June 30, 1997 decreased 4.0% to $386.5 million from $402.5 million in the six months ended June 30, 1996. This decrease was due to a $46.8 million decrease in scheduled service revenues, a $1.8 million decrease in ground package revenues and a $4.5 million decrease in other revenues, partially offset by a $37.1 million increase in charter revenues.

     Operating revenues for the six months ended June 30, 1997, were 6.35 cents per ASM, an increase of 9.5% from the six months ended June 30, 1996, of 5.80 cents per ASM.

     Charter Revenues. The Company's charter revenues are derived principally from independent tour operators, specialty charter customers and from the United States military. The Company's charter product provides full-service air transportation to hundreds of customer-designated destinations throughout the world. Total charter revenues increased 23.8% to $193.4 million in the first six months of 1997, as compared to $156.2 million in the same period of 1996. Charter revenue growth, prior to scheduled service restructuring in late 1996, had been constrained by the dedication of a significant portion of the Company's fleet to scheduled service expansion, including the utilization of two Lockheed L-1011 aircraft for scheduled services to Ireland and Northern Ireland between May and September 1996. The Company's restructuring strategy, as reflected in the Company's results of operations during the first six months of 1997, included a renewed emphasis on charter revenue sources. The Company believes that tour operator, specialty charter, and military operations are businesses where the Company's experience and size provide meaningful competitive advantage. Charter revenues represented 50.0% of total operating revenues in the first six months of 1997, as compared to 38.8% in the comparable period of 1996.

     Charter revenues derived from independent tour operators increased 1.3% to $120.8 million in the six months ended June 30, 1997, as compared to $119.3 million in the six months ended June 30, 1996. Tour operator RPMs decreased 3.1% to 1.740 billion in the six months ended June 30, 1997, from 1.796 billion in the comparable 1996 period, while ASMs decreased 5.9% to 2.119 billion from
2.252 billion. Tour operator RASM increased 7.5% to 5.70 cents from 5.30 cents between the same periods. Tour operator passengers boarded increased 3.3% to 1,118,596 in the six months ended June 30, 1997, as compared to 1,082,899 in the comparable period of 1996; tour operator departures decreased 3.9% to 6,002 in the six months ended June 30, 1997, as compared to 6,244 in the six months ended June 30, 1996; and tour operator block hours decreased 4.5% to 19,843 in the six months ended June 30, 1997, as compared to 20,772 in the six months ended June 30, 1996.

     The Company operates in two principal components of the tour operator business, known as 'track charter' and 'specialty charter.' The larger track charter business component is generally comprised of low frequency but repetitive domestic and international flights between city pairs, which support high passenger load factors and are marketed through tour operators, providing value-priced and convenient non-stop service to vacation destinations for the leisure traveler. Since track charter resembles scheduled service in terms of its repetitive flying patterns between fixed city pairs, it allows the Company to achieve reasonable levels of crew and aircraft utilization (although less than for scheduled service), and provides the Company with meaningful protection from some fuel price increases through the use of fuel escalation reimbursement clauses in tour operator contracts.

     During the late 1996 restructuring of scheduled service operations, the Company also sought to implement changes in track charter programs to provide improved profit performance for this business unit. Although some tour programs were unable to meet required economics and were therefore eliminated, other programs have been improved, and new programs have been added, which are anticipated to produce improved profit performance for this business unit during the summer months of 1997. Some of the revenue per block hour and RASM improvement noted in the second quarter of 1997 for tour operator programs was attributable to changes in these programs which had become effective during that quarter.

     The Company believes that although price is the principal competitive criterion for its tour operator programs, product quality, reputation for reliability and delivery of services which are customized to specific needs have become increasingly important to the buyer of this product. Accordingly, as the Company continues to emphasize the growth and profitability of this business unit, it will seek to maintain its low-cost pricing advantage, while differentiating itself from competitors through the delivery of customized services and the maintenance of consistent and dependable operations. In this manner, the Company believes that it will produce significant value for its tour operator partners by delivering an attractively priced product which exceeds the leisure traveler's expectations.

     Specialty charter is a product which is especially designed to meet the unique requirements of the customer and is a business characterized by lower frequency of operation and by greater variation in city pairs served than the track charter business. Specialty charter might include such diverse contracts as flying university alumni to football games, transporting political candidates on campaign trips, and moving NASA space shuttle ground crews to alternate landing sites. The Company also operates an increasing number of trips in all-first-class configuration for certain corporate and high-end leisure clients. Although lower utilization of crews and aircraft and infrequent service to specialty destinations often result in higher average operating costs, the Company has determined that the revenue premium earned by meeting special customer requirements usually more than compensates for these increased costs. In addition, specialty charter programs sometimes permit the Company to increase overall aircraft utilization by providing filler traffic during periods of low demand from other programs such as tour-operator-generated track charter. The Company believes that it is competitively advantaged to attract this type of business due to the size and geographic dispersion of its fleet, which reduces costly ferry time for aircraft and crews and thus permits more competitive pricing. The diversity of the Company's three fleet types also permits the Company to meet a customer's particular needs by choosing the aircraft type which provides the most economical solution for those requirements.

     Charter revenues derived from the U.S. military increased 96.7% to $72.6 million in the six months ended June 30, 1997, as compared to $36.9 million in the six months ended June 30, 1996. U.S. military RPMs increased 103.7% to 596.5 million in the six months ended June 30, 1997, from 292.8 million in the comparable 1996 period, while ASMs increased 84.8% to 1.231 billion from 666.2 million. Military RASM increased 6.5% to 5.90 cents from 5.54 cents between the same time periods. U.S. military passengers boarded increased 90.1% to 156,843 in the six months ended June 30, 1997, as compared to 82,512 in the comparable period of 1996; U.S. military departures increased 97.9% to 2,727 in the six months ended June 30, 1997, as compared to 1,378 in the six months ended June 30, 1996; and U.S. military block hours increased 105.4% to 10,596 in the first six months of 1997 as compared to 5,158 in the first six months of 1996.

     The Company participates in two related military programs known as 'fixed award' and 'short-term expansion.' Pursuant to the U.S. military's fixed award system, each participating airline is awarded certain 'mobilization value points' based upon the number and type of aircraft made available by that airline for military flying. In order to increase the number of points so awarded, in 1992 the Company entered into a contractor teaming arrangement with four other cargo and passenger airlines serving the U.S. military. Under this arrangement, the team has a greater likelihood of receiving fixed award business and, to the extent that the award includes passenger transport, the opportunity for the Company to operate this flying is enhanced, since the Company represents a significant portion of the total passenger transport capacity of the team. As part of its participation in this teaming arrangement, the Company pays a commission to the team, which passes that revenue on to all team members based upon their mobilization points. All airlines participating in the fixed award business contract annually with the U.S. military from October 1 to the following September 30. For each contract year, reimbursement rates are determined for aircraft types and mission categories based upon operating cost data submitted by the participating airlines.

     Short-term expansion business is awarded by the U.S. military first on a pro rata basis to those carriers who have been awarded fixed contract business, and then to any other carrier with aircraft availability. Expansion flying is generally offered to airlines on very short notice.

     The U.S. military business grew at the fastest year-over-year rate of any business unit of the Company during the first half of 1997. In the first six months of 1997, the Company's U.S. military revenues represented 18.8% of total operating revenues, as compared to 9.2% in the same period of 1996. As a result of the restructuring of scheduled service and the rationalization of the Company's fleet in 1996, the Company committed four of its seven remaining Boeing 757-200 aircraft to the U.S. military for the year ending September 30, 1997. As a result of an analysis undertaken during 1996, the Company was also successful in more accurately documenting the actual costs associated with military flying and was therefore able to obtain rate increases for the contract year ending September 30, 1997. The Company has obtained additional rate increases for the contract year ending September 30, 1998.

     Because military flying is generally less seasonal than leisure travel programs, the Company believes that a larger U.S. military business operation will tend to have a stabilizing impact on seasonal earnings fluctuations. The Company is also contractually protected from changes in fuel prices. The Company further believes that its fleet of aircraft is competitively advantaged to serving the transportation needs of the U.S. military. Although foreign bases have been reduced in troop size, the U.S. military still desires to maintain its service frequency to those bases and therefore often has a preference for smaller-capacity, long-range aircraft such as the Company's Boeing 757-200. Furthermore, in 1993, the Company became the first North American carrier to receive FAA certification to operate Boeing 757-200 aircraft with 180-minute Extended Twin Engine Operation (ETOPS), which permits these aircraft to operate missions over water which can be up to three hours from the nearest alternate airport. The Company believes that this certification, which applies to all of the Company's Boeing 757-200 fleet, provides a competitive advantage in receiving awards of certain military flying. Despite these advantages the Company believes that increases in U.S. military flying will moderate in future periods.

     Scheduled Service Revenues. Scheduled service revenues in the six months ended June 30, 1997, decreased 21.7% to $169.3 million from $216.1 million in the six months ended June 30, 1996. Scheduled service revenues comprised 43.8% of total operating revenues in the six months ended June 30, 1997, as compared to 53.7% of operating revenues in the same period of the prior year. Scheduled service RPMs

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
decreased 20.8% to 2.071 billion from 2.615 billion, while ASMs decreased 29.8% to 2.724 billion from 3.883 billion, resulting in an increase of 8.6 points in passenger load factor to 76.0% in the six months ended June 30, 1997, from 67.4% in the six months ended June 30, 1996. Scheduled service yield in the six months ended June 30, 1997, decreased 1.1% to 8.17 cents from 8.26 cents in the same period of 1996, while RASM increased 11.5% to 6.21 cents from 5.57 cents between the same comparable periods. Scheduled service departures in the six months ended June 30, 1997, decreased 22.5% to 13,391 from 17,273 in the six months ended June 30, 1996; block hours decreased 23.6% to 35,001 in the six months ended June 30, 1997, from 45,791 in the same period of 1996; and passengers boarded decreased 25.3% between periods to 1,469,860, as compared to 1,968,133.

     The Company added scheduled service capacity during the second quarter of 1996 which primarily included expanded direct and connecting frequencies through the Company's four major gateway cities of Chicago-Midway, Indianapolis, Milwaukee and Boston to west coast and Florida markets already being served. New seasonal scheduled service was also introduced in the second quarter of 1996 from New York to Shannon and Dublin, Ireland, and Belfast, Northern Ireland, and from the midwest to Seattle. New year-round service was also added to San Diego, California, in the second quarter of 1996.

     The introduction of this new capacity coincided closely, however, with the May 11, 1996 ValuJet accident in Florida and the resulting persistent negative media attention directed toward airline safety, and especially toward low-fare airlines. On May 12, the Company experienced a cabin decompression incident on one of its own flights which, although it resulted in no serious injury to crew or passengers, nevertheless attracted additional negative media attention, occurring as it did one day after the ValuJet tragedy. As a consequence, during the second half of May and the month of June 1996, the Company estimates that it lost significant scheduled service revenues from both canceled reservations and reservations which were never received.

     In association with the 1996 restructuring of the Company's scheduled service operations, a significant reduction in scheduled service was announced on August 26, 1996. Between September 4 and December 2, 1996, more than one-third of the scheduled service capacity operating during the 1996 summer months was eliminated. All scheduled service flights to and from Boston were eliminated by December 2, 1996, including service to West Palm Beach, San Juan, Montego Bay, St. Petersburg, Las Vegas, Orlando and Ft. Lauderdale. Intra-Florida services connecting the cities of Ft. Lauderdale, Orlando, Miami, Sarasota, St. Petersburg and Ft. Myers were eliminated as of October 27, 1996. Other selected services from Indianapolis, Chicago-Midway and Milwaukee to Florida and to west-coast destinations were also reduced or eliminated by October 27, 1996. The Company's scheduled service between Chicago-Midway and the cities of Indianapolis and Milwaukee was replaced with a code share agreement with Chicago Express on October 27, 1996 as discussed further below. In association with this service reduction, all scheduled service ceased at Seattle, Grand Cayman, West Palm Beach, Montego Bay, Miami and San Diego.

     After this scheduled service reduction, the Company's core scheduled service flying included flights between Chicago-Midway and five Florida cities, Las Vegas, Phoenix, Los Angeles and San Francisco; Indianapolis to four Florida cities, Las Vegas and Cancun; Milwaukee to three Florida cities; Hawaii service to San Francisco, Los Angeles and Phoenix; and service between Orlando and San Juan and Nassau.

     As a result of the restructuring of scheduled service operations in the manner described above, the scheduled service component of the Company's operations was profitable in the first and second quarters of 1997. Profitability was achieved through a combination of significantly higher load factors between periods, generating improved RASM, even though total revenues in scheduled service declined between years. The Company believes that profitability was enhanced in this business unit through the selective elimination of flights which had previously produced below-average load factors and yield, and that the elimination of intra-Florida flying in particular was a prominent factor in this improvement. Profitability was further enhanced in certain scheduled service markets through the reassignment of aircraft fleet types to provide better balance within markets between revenues, costs, and aircraft operational capabilities.

     On October 27, 1996 the Company also implemented a commuter code share partnership with Chicago Express to provide incremental connecting traffic between Indianapolis, Milwaukee and other

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
smaller midwestern cities into the Company's Chicago-Midway connections with certain Florida and west-coast destinations. This partnership was replaced with an agreement effective April 1, 1997, under which the Company now operates 19-seat Jetstream 31 propeller aircraft between its Chicago-Midway hub and the cities of Indianapolis, Milwaukee, Des Moines, Dayton and Grand Rapids.

     In addition to the rationalization of markets, schedules and aircraft, during the first half of 1997, the Company also achieved a more profitable balance between scheduled service seat inventory and price-driven customer demand for those seats, consistent with competitive conditions in those markets. A decline in yield between periods was more than offset by the positive impact of load factor growth for scheduled service. Yield in the first six months of 1997 decreased 1.0% to 8.17 cents from 8.26 cents in the same period of 1996. Load factor growth was 12.9% between the six months ended June 30, 1997 and the comparable period of 1996. Due to the high proportion of fixed versus variable costs associated with operating a scheduled flight, the positive profit contribution of increased load factor was much more significant than the offsetting loss in average yield which resulted from more aggressive pricing of certain seat inventory.

     Scheduled service profitability improvement in the second quarter of 1997 was accomplished in spite of what would normally have been a demand-dampening effect from the reintroduction of the U.S. departure and 10% federal excise taxes on tickets on March 7, 1997, which had expired on January 1, 1997. In August, 1997, federal legislation was enacted which indefinitely extends these taxes. The U.S. departure tax for international destinations was increased from $6 to $12 per passenger, and a new U.S. arrivals tax of $12 per passenger was added for passengers arriving into the United States from international cities. Effective October 1, 1997, the new tax law also changes the method of computation of the federal excise tax from a simple 10% of ticket sale value to a declining percentage of ticket sale value (ranging from 9.0% to 7.5%), plus an increasing inflation-indexed charge per passenger segment flown (ranging from $1 to $3). The Company does not currently expect that the change in federal excise tax computation will place it at either a significant pricing advantage or disadvantage as compared to the previous computation method.

     The Company continues to evaluate the profit and loss performance of its scheduled service business, and the Company may further reduce or potentially restore some scheduled service operations. The Company began new service in June 1997, between New York's John F. Kennedy International Airport and Chicago-Midway, Indianapolis and St. Petersburg, and has added several frequencies between the midwest and the west coast for the summer season. New York service to Chicago-Midway and St. Petersburg has been retained for the 1997-98 winter season.

     Ground Package Revenues. The Company earns ground package revenues through the sale of hotel, car rental and cruise accommodations in conjunction with the Company's air transportation product. The Company markets these ground packages through its Ambassadair Travel Club subsidiary exclusively to club members and through its ATA Vacations subsidiary to the general public. For the six months ended June 30, 1997, ground package revenues decreased 14.7% to $11.0 million from $12.9 million in the similar 1996 period.

     The Company's Ambassadair Travel Club offers hundreds of tour-guide-accompanied vacation packages to its approximately 34,000 individual and family members annually. For the six months ended June 30, 1997, the Club recorded a 3.9% increase in packages sold over the same 1996 period. During the six months ended June 30, 1997, average package price was unchanged as compared to the same period in 1996.

     ATA Vacations offers numerous ground package combinations to the general public for use on the Company's scheduled service flights throughout the United States and to selected Florida, Mexico and Caribbean destinations. These packages are marketed through travel agents as well as directly by the Company's own reservations centers. For the six months ended June 30, 1997, the number of ground packages sold decreased 4.8% as compared to the same 1996 period. Reductions in the number of ground packages sold was mainly due to the reduction of the Company's scheduled service operations between years. For each ground package sold decreased 8.3% as compared to the second quarter of 1996, and for the six months ended June 30, 1997, the average package price decreased by 22.9% as compared to the same 1996 period.

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
     The average revenue earned by the Company for a ground package sale is a function of the mix of vacation destinations served, the quality and types of ground accommodations offered, and general competitive conditions with other air carriers offering similar products in the Company's markets, all of which factors can change from period to period.

     Other Revenues. Other revenues are comprised of the consolidated revenues of affiliated companies, together with miscellaneous categories of revenue associated with the scheduled and charter operations of ATA. Other revenues decreased 26.0% to $12.8 million in the six months ended June 30, 1997, as compared to $17.3 million in the comparable 1996 period, primarily due to a reduction of $4.2 million in revenues earned between periods through providing substitute service to other airlines. A substitute service agreement typically provides for the Company to operate an aircraft with its own crews on routes designated by the customer airline to carry the passengers of that airline for a limited period of time.

OPERATING EXPENSES

     Salaries, Wages and Benefits. Salaries, wages and benefits include the cost of salaries and wages paid to the Company's employees, together with the Company's cost of employee benefits and payroll-related state and federal taxes. Salaries, wages and benefits expense for the six months ended June 30, 1997, increased 3.1% to $84.4 million from $81.9 million for the six months ended June 30, 1996.

     Approximately $3.2 million of the increase between the six month periods ending June 30, 1997 and 1996, was attributable to changes made in the third quarter of 1996 in senior executive positions and associated senior executive compensation plans. A $3.0 million compensation package was prepaid to the Company's former President and Chief Executive Officer during the fourth quarter of 1996 and the first quarter of 1997, which was being amortized to expense over the anticipated two year term of his employment ending August 1998. Due to his resignation in late May 1997, a one-time charge to expense for the unamortized $2.0 million prepaid balance was made in the second quarter of 1997 to salaries, wages and benefits, whereas no such charge to expense was incurred in the prior year.

     The cost of salaries and wages earned by cockpit crew members and related support staff for the six months ended June 30, 1997 were approximately $3.0 million higher than for the same period in 1996. These cost increases were incurred even though jet block hours flown by cockpit crew members declined by 14.4% in the six months ended June 30, 1997, as compared to the same period in 1996. This increase in the unit cost of cockpit crews was attributable to the following significant factors: (i) the implementation of the cockpit crew collective bargaining agreement in August 1996, under which a 7.5% rate increase and more restrictive work rules became effective; (ii) crew utilization for U.S. military flying is significantly lower than for scheduled service and tour operator flying, and the increase in U.S. military block hours as a percentage of total block hours to 16.9% in the first half of 1997, as compared to 7.1% in the first half of 1996, contributed to lower average productivity; (iii) cockpit crew shortages during the first and second quarters of 1997 resulted in the need to increase premium pay to cockpit crew members in order to adequately staff the spring and early summer flying schedule; and (iv) cockpit crew productivity was further reduced by the fleet restructuring completed during 1996, which increased the percentage of jet block hours flown by three-crew-member jet aircraft (Lockheed L-1011 and Boeing 727-200) to 78.5% in the first six months of 1997, as compared to 68.7% in the comparable period of 1996. The Company estimates that, as a result of these factors, a cockpit crew cost per ASM increase equivalent to approximately $5.6 million was incurred for the six months ended June 30, 1997, as compared to the same period of 1996. With the exception of costs resulting from the temporary crew shortages, which the Company expects to have resolved by the end of 1997, unit costs for cockpit crews are expected to remain at current levels.

     The salaries, wages and benefits cost for employee groups other than senior executives and cockpit crews declined by $3.7 million in the six months ended June 30, 1997, as compared to the same period in 1996. These costs declined as a result of the decline in equivalent full-time employment between periods, as well as due to the restructuring of certain employee benefit plans effective January 1, 1997. Total equivalent full-time employment for labor groups other than cockpit and cabin crews declined by 11.0% for the six months ended June 30, 1997, as compared to the same period in 1996.

     Salaries, wages and benefits expense for the six months ended June 30, 1997, was 1.39 cents per ASM, an increase of 17.8% from the six months ended June 30, 1996, of 1.18 cents per ASM.

     Fuel and Oil. Fuel and oil expense for the six months ended June 30, 1997, decreased 4.5% to $77.1 million from $80.7 million in the six months ended June 30, 1996. During the six months ended June 30, 1997, as compared to the same period in 1996, the Company consumed 9.6% fewer gallons of jet fuel for flying operations, which resulted in a reduction in fuel expense of approximately $8.8 million between periods. The reduction in jet fuel consumed was due to the reduced number of block hours of flying operations between periods. The Company flew 62,543 jet block hours in the six months ended June 30, 1997, as compared to 73,040 jet block hours in the six months ended June 30, 1996, a decrease of 14.4% between periods. During the six months ended June 30, 1997, the Company's average cost per gallon of fuel consumed increased by 6.7% as compared to the same period in 1996, which resulted in an increase in fuel and oil expense of approximately $4.9 million between years. Virtually all of this jet fuel price increase was experienced during the first quarter of 1997, as compared to the first quarter of 1996. Also during the six months ended June 30, 1997, the Company incurred approximately $0.3 million in fuel and oil expense to operate the Jetstream 31 aircraft under its agreement with Chicago Express, which agreement was not in effect in the six months ended June 30, 1996.

     Fuel and oil expense for the six months ended June 30, 1997, was 1.27 cents per ASM, an increase of 9.5% from the six months ended June 30, 1996 of 1.16 per ASM. The increase in the cost per ASM of fuel and oil expense for both sets of comparative periods was partly due to the change in mix of jet block hours flown from the more-fuel-efficient twin-engine Boeing 757-200 aircraft to the less-fuel-efficient three-engine Boeing 727-200 and Lockheed L-1011 aircraft. In the six months ended June 30, 1997, 21.5% of total jet block hours were flown by the Boeing 757-200 fleet, as compared to 31.3% in the comparable period of 1996. First quarter 1997 jet fuel price increases also contributed to the increase in cost per ASM for fuel and oil for the six months ended June 30, 1997, as compared to the same period of the prior year, although jet fuel prices were essentially unchanged between the second quarters of 1997 and 1996.

     Handling, Landing and Navigation Fees. Handling and landing fees include the costs incurred by the Company at airports to land and service its aircraft and to handle passenger check-in, security and baggage where the Company elects to use third-party contract services in lieu of its own employees. Where the Company uses its own employees to perform ground handling functions, the resulting cost appears within salaries, wages and benefits. Air navigation fees are assessed when the Company's aircraft fly over certain foreign airspace.

     Handling, landing and navigation fees decreased by 5.0% to $34.5 million in the six months ended June 30, 1997, as compared to $36.3 million in the same period of 1996. During the six months ended June 30, 1997, the average cost per system jet departure for third-party aircraft handling increased 7.4% as compared to the same period of 1996, and the average cost of landing fees per system jet departure increased 4.4% between the same periods. The absolute number of system-wide jet departures between the six months ended June 30, 1997 and 1996, declined by 23.9% to 19,273 from 25,334, which resulted in approximately $5.9 million in volume-related handling and landing expense reductions between periods. This volume-related decline was offset, however, by an approximately $2.2 million price-related handling and landing expense increase between periods attributable to a change in jet departure mix. Because each airport served by the Company has a different schedule of fees, including variable prices for different aircraft types, average handling and landing fee costs are a function of the mix of airports served and the fleet composition of departing aircraft. On average, handling and landing fee costs for Lockheed L-1011 wide-body aircraft are higher than for narrow-body aircraft, and average costs at foreign airports are higher than at many U.S. domestic airports. As a result of the downsizing of the Company's narrow-body Boeing 757-200 fleet and the shift of revenue production emphasis towards charter operations, the Company's jet departures in the first half of 1997 included proportionately more international and wide-body operations than in the first half of 1996. In the six months ended June 30, 1997, 22.4% of the Company's jet departures were operated with wide-body aircraft, as compared to 19.8% in the comparable period of 1996, and 23.9% of the Company's jet departures in the six months ended June 30, 1997, were from international locations, as compared to 16.9% in the same period of the prior year. During the six months ended June 30, 1997, an increase of approximately $1.4 million in air

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
navigation fees and first quarter 1997 de-icing costs was also incurred as compared to the same period in 1996.

     The cost per ASM for handling, landing and navigation fees increased 9.6% to 0.57 cents in the six months ended June 30, 1997, as compared to 0.52 cents in the comparable period of 1996.

     Depreciation and Amortization. Depreciation reflects the periodic expensing of the recorded cost of owned Lockheed L-1011 airframes and engines, and rotable parts for all fleet types, together with other property and equipment owned by the Company. Amortization is the periodic expensing of capitalized airframe and engine overhauls for all fleet types on a units-of-production basis using aircraft flight hours and cycles (landings) as the units of measure. Depreciation and amortization expense for the six months ended June 30, 1997, decreased 4.2% to $29.4 million as compared to $30.7 million in the comparable period of 1996.

     Depreciation expense attributable to owned airframes and engines decreased $0.5 million in the six months ended June 30, 1997, as compared to the six months ended June 30, 1996. The Company reduced its year-over-year investment in engines and airframe improvements due to the restructuring of the Boeing 757-200 fleet in the fourth quarter of 1996. As a result of the net reduction of four Boeing 757-200 aircraft at the end of 1996 as compared to the end of 1995, and the complete elimination of Pratt-&-Whitney-powered Boeing 757-200s from the fleet, some airframe and leasehold improvements were disposed of, and all spare Pratt & Whitney engines and rotable parts were reclassified as Assets Held for Sale in the accompanying balance sheet. None of these assets therefore gave rise to depreciation expense in the first two quarters of 1997. The Company did increase its investment in computer equipment and furniture and fixtures between years; placed the west bay of the renovated Midway Hangar No. 2 into service in mid-1996; and incurred increased debt issue costs between years relating to debt facility and aircraft lease negotiations completed primarily in the fourth quarter of 1996. These changes, together with increased costs pertaining to remaining rotable components and the provision for obsolescence of aircraft parts inventories, resulted in an increase in depreciation expense of $0.5 million in the six months ended June 30, 1997 as compared to the same period of 1996.

     Amortization of capitalized engine and airframe overhauls decreased by $1.1 million for the six months ended June 30, 1997, as compared to the six months ended June 30, 1996. The reduced cost of overhaul amortization is partly due to the reduction of total block hours and cycles flown between comparable periods. This expense was also favorably impacted by the late-1996 restructuring of the Boeing 757-200 fleet and, in particular, the disposal of all Pratt-&-Whitney-powered Boeing 757-200 aircraft. All unamortized net book values of engine and airframe overhauls pertaining to the Pratt-&-Whitney-powered aircraft were charged to the cost of the disposal of these assets in the fourth quarter of 1996. The Company's seven remaining Rolls-Royce-powered Boeing 757-200 aircraft, four of which were delivered new from the manufacturer in late 1995 and late 1996, are not presently generating any engine and airframe overhaul expense since the initial post-delivery overhauls for the Rolls-Royce-powered Boeing 757-200s are not yet due under the Company's maintenance programs. The net reduction in engine and airframe amortization expense in the six months ended June 30, 1997, as compared to the same period of 1996 was approximately $2.7 million. Engine and airframe amortization for the Company's fleet of Boeing 727-200 aircraft increased by approximately $1.2 million between the six month periods ended June 30, 1997 and 1996, due to the ongoing expansion of this fleet type and due to the completion of new overhauls for Boeing 727-200 aircraft. The increase between years in engine and airframe amortization expense for the Company's Lockheed L-1011 fleet was approximately $0.3 million and $0.1 million for the six months ended June 30, 1997 and 1996.

     The cost of engine overhauls that become worthless due to early engine failures and which cannot be economically repaired is charged to depreciation and amortization expense in the period the engine fails. Depreciation and amortization expense attributable to these write-offs were essentially unchanged between the six months ended June 30, 1997, and the comparable 1996 period. When these engine failures can be economically repaired, the related repairs are charged to aircraft maintenance, materials and repairs expense.

     Depreciation and amortization expense per ASM increased 9.1% to 0.48 cents in the six months ended June 30, 1997, as compared to 0.44 cents in the six months ended June 30, 1996.

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
     Aircraft Rentals. Aircraft rentals expense in the six months ended June 30, 1997, decreased 17.7% to $28.3 million from $34.4 million in the same period of 1996. These decreases were primarily attributable to the restructuring of the Company's Boeing 757-200 fleet in the fourth quarter of 1996, as a result of which the number of Boeing 757-200 aircraft operated by the Company was reduced by four units. The reduction in the size of the Boeing 757-200 fleet was an integral component of the Company's 1996 restructuring of scheduled service, based upon profitability analysis which disclosed that, for some uses of the Boeing 757-200 in the Company's markets, it was more profitable to substitute other aircraft with lower ownership costs. Aircraft rentals expense declined by $8.4 million between the six month periods ended June 30, 1997 and 1996, as a result of the Boeing 757-200 fleet restructuring.

     Four additional Boeing 727-200 aircraft were acquired and financed by sale/leasebacks at various times during the first two quarters of 1996. All of these Boeing 727-200 aircraft were operated during the entire first six months of 1997, although most were operated during only a portion of the first six months of 1996. These fleet additions added approximately $2.1 million in aircraft rentals expense during the six months ended June 30, 1997, as compared to the same period of 1996.

     Aircraft rentals expense for the six months ended June 30, 1997, was 0.46 cents, a decrease of 8.0% from 0.50 cents for the same period of 1996. The period-to-period decrease in the size of the Boeing 757-200 fleet was a significant factor in this change since the rental cost of ASMs produced by this fleet type is significantly higher than for the Company's other aircraft. With the reduction in the higher-ownership-cost Boeing 757-200 aircraft in late 1996, the Company anticipates that the cost per ASM produced by its leased aircraft fleet will continue to be lower in future quarters.

     Aircraft Maintenance, Materials and Repairs. This expense includes the cost of expendable aircraft spare parts, repairs to repairable and rotable aircraft components, contract labor for base and line maintenance activities, and other non-capitalized direct costs related to fleet maintenance, including spare engine leases, parts loan and exchange fees, and related shipping costs. Aircraft maintenance, materials and repairs expense decreased 10.8% to $24.9 million in the six months ended June 30, 1997, from $27.9 million in the same period of 1996. The cost per ASM increased 2.5% to 0.41 cents in the six months ended June 30, 1997, from 0.40 cents in the same period of 1996.

     Although the cost of repairs for repairable and rotable components decreased by only $0.3 million between the first quarters of 1997 and 1996, repair costs were $2.0 million lower in the second quarter of 1997 as compared to the prior year, and thus $2.3 million lower for the six months ended June 30, 1997, as compared to the same period of 1996. This was due to a reduction in both the total number of repairs performed and the average unit cost of repairs between periods. Negotiations were completed in early 1997 with several repair vendors which resulted in reduced unit charges for some repair activity. Additionally, the Company established a maintenance disposition board in late 1996 which carefully reviews significant repair decisions in light of anticipated fleet requirements and the available quantity of serviceable components in stock.

     The cost of expendable parts consumed decreased $0.6 million between the six-month periods ended June 30, 1997 and 1996. The quarterly variations in the cost of expendable parts consumed is closely related to seasonal differences in the Company's heavy maintenance check programs for its fleet, which were scheduled more effectively into lower periods of aircraft utilization occurring in the second quarter of 1997 than they were in 1996, when aircraft availability was more constrained due to several late deliveries of Boeing 727-200 aircraft.

     The cost of maintenance contract labor increased by $1.2 million for the six months ended June 30, 1997, as compared to the same period in 1996. The Company contracts with third-party vendors to perform some of its heavy maintenance checks on the Boeing 727-200 fleet, and these quarterly cost increases were consistent with the expendable materials cost increases noted above to complete these maintenance checks during the second quarter of 1997.

     The cost of parts loans and exchanges declined by $1.3 million in the six months ended June 30, 1997, as compared to the same period in 1996, due to improved internal procedures to limit the need for such loans and exchanges, which can create significant costs in very short periods of time.

     All of the Company's aircraft under operating leases have certain return conditions applicable to the maintenance status of airframes and engines as of the termination of the lease. The Company

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
accrues estimated return condition costs as a component of maintenance, materials and repairs expense based upon the actual condition of the aircraft as each lease termination date approaches, and based upon the Company's ability to estimate the expected cost of conforming to these conditions. Return condition expenses accrued in the six months ended June 30, 1997, were $0.5 million higher than for the six months ended June 30, 1996. This increase was primarily due to changes in the mix of aircraft leases and associated return conditions which became effective between years.

     Crew and Other Employee Travel. Crew and other employee travel is primarily the cost of air transportation, hotels and per diem reimbursements to cockpit and cabin crew members that is incurred to position crews away from their bases to operate all Company flights throughout the world. The cost of air transportation is generally more significant for the charter business unit since these flights often operate between cities in which Company crews are not normally based and may involve extensive international positioning of crews. Hotel and per diem expenses are incurred for both scheduled and charter services, although higher per diem and hotel rates generally apply to international assignments.

     The cost of crew and other employee travel increased 0.6% to $17.3 million in the six months ended June 30, 1997, from $17.2 million in the same period of 1996. During the first six months of 1997, the Company's average full-time-equivalent cockpit and cabin crew employment was 16.4% lower as compared to the prior year, even though jet block hours decreased by only 14.4% between periods. Although the Company did experience some crew shortages in the first quarter of 1996 associated with severe winter weather, shortages of both cockpit and cabin crews were more chronic in the first six months of 1997, and per-crew-member travel costs were consequently higher since crews spent greater amounts of time away from their bases to operate the Company's schedule. In addition, average crew travel costs for the U.S. military and specialty charter businesses are much higher than for track charter and scheduled service since these flights more often operate away from crew bases.

     The cost per ASM for crew and other employee travel increased 12.0% to 0.28 cents in the six months ended June 30, 1997, from 0.25 cents in the same period of 1996.

     Passenger Service. Passenger service expense includes the onboard costs of meal and non-alcoholic beverage catering, the cost of alcoholic beverages and headsets sold, and the cost of onboard entertainment programs, together with certain costs incurred for mishandled baggage and passengers inconvenienced due to flight delays or cancellations. For the six-month periods ended June 30, 1997 and 1996, catering represented 82.4% and 78.4%, respectively, of total passenger service expense.

     The cost of passenger service decreased 6.5% to $15.8 million in the six months ended June 30, 1997, from $16.9 million in the same period of 1996. This reduction was primarily caused by fewer system-wide jet passengers boarded, which declined by 15.0% to 2,719,253 in the six months ended June 30, 1997, as compared to 3,199,502 in the same period of 1996. However, the average cost to cater each passenger boarded increased by 12.7% between the six-month periods ended June 30, 1997 and 1996, due to the shift in the Company's business mix away from scheduled service, which is lower cost with respect to catering, and toward tour operator and military programs which have longer average stage lengths and also generally provide a more expensive catering service.

     The cost per ASM of passenger service increased 8.3% to 0.26 cents in the six months ended June 30, 1997, from 0.24 cents in the same period of 1996.

     Commissions. The Company incurs significant commissions expense in association with the sale by travel agents of single seats on scheduled service. In addition, the Company pays commissions to secure some tour operator and military business. Commissions expense decreased 16.0% to $12.6 million in the six months ended June 30, 1997 from $15.0 million in the same period of 1996. Scheduled service commissions expense declined by $3.5 million in the six-month period ended June 30, 1997 and 1996, as a result of the decline in scheduled service revenues earned. Military and tour operator commissions expense increased by $1.1 million in the same period, due to the increased level of commissionable revenues earned in those business units in 1997 as compared to 1996.

     The cost per ASM of commissions expense declined by 4.5% to 0.21 cents from
0.22 cents in the six months ended June 30, 1997, as compared to the same period of 1996.

     Ground Package Cost. Ground package cost includes the expenses incurred by the Company for hotels, car rental companies, cruise lines and similar vendors to provide ground and cruise

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
accommodations to Ambassadair and ATA Vacations customers. Ground package cost decreased 5.9% to $9.5 million in the six months ended June 30, 1997, as compared to $10.1 million in the same period of 1996. This decrease in cost was partly due to a 1.5% decrease in the total number of ground packages sold between the six months ended June 30, 1997 and 1996 for both Ambassadair and ATA Vacations, as well as a 10.2% decline in the average cost of ground packages sold between periods.

     Ground package cost per ASM increased by 6.7% to 0.16 cents in the six months ended June 30, 1997, from 0.15 cents in the same period of 1996. The higher cost per ASM in 1997 resulted from a greater decline in total ASMs as compared to the decline in ground package sales volumes between periods.

     Other Selling Expenses. Other selling expenses are comprised of (i) booking fees paid to computer reservation systems (CRSs) to reserve single-seat sales for scheduled service; (ii) credit card discount expenses incurred when selling single seats and ground packages to customers using credit cards for payment;
(iii) costs of providing toll-free telephone services, primarily to single-seat and vacation package customers who contact the Company directly to book reservations; and (iv) miscellaneous other selling expenses that are primarily associated with single-seat sales. Other selling expenses decreased 33.3% to $6.8 million in the six months ended June 30, 1997, as compared to $10.2 million in the same period of 1996.

     Credit card discount expense decreased $0.7 million in the six months ended June 30, 1997, as compared to the same period in 1996, as a result of the reduction in size of the scheduled service business unit of the Company and the consequent reduction in total credit card sales, and due to a reduction in the blended credit card discount rate between years. CRS fees decreased $1.6 million, in the six months ended June 30, 1997, as compared to the same period in 1996, due to the smaller number of bookings made for the downsized scheduled service business unit between periods. Toll-free telephone usage also declined $1.0 million, for the same period between years due to less usage and lower rates.

     Other selling cost per ASM decreased 26.7% to 0.11 cents in the six months ended June 30, 1997, as compared to 0.15 cents in the same period of 1996.

     Advertising. Advertising expense increased 15.5% to $6.7 million in the six months ended June 30, 1997, as compared to $5.8 million in the six months ended June 30, 1996. The Company incurs advertising costs primarily to support single-seat scheduled service sales and the sale of air-and-ground packages. Advertising support for these lines of business was increased in 1997 consistent with the Company's overall strategy to enhance RASM in these businesses through increases in load factor.

     The cost per ASM of advertising increased 37.5% to 0.11 cents in the six months ended June 30, 1997, as compared to 0.08 cents in the same period of 1996. These increases in cost per ASM resulted from higher absolute advertising dollars being spent in a period of declining ASMs, but was nevertheless an integral part of the Company's successful strategy in the first half of 1997 to build load factor and profitability in the scheduled service business.

     Facility and Other Rentals. Facility and other rentals includes the costs of all ground facilities that are leased by the Company such as airport space, regional sales offices and general offices. The cost of facility and other rentals was unchanged at $4.4 million for the six months ended June 30, 1997 and 1996. Although there were some changes in specific facilities utilized by the Company between periods (such as the addition of hangar space at Chicago-Midway and the elimination of airport facilities at Boston), there was no significant total change in facility commitments between periods. The cost per ASM for facility and other rentals increased by 16.7% to 0.07 cents for the six months ended June 30, 1997, as compared to 0.06 cents in the six months ended June 30, 1996.

     Other Operating Expenses. Other operating expenses decreased 8.1% to $26.2 million in the six months ended June 30, 1997, as compared to $28.5 million in the same period in 1996. These reductions in other operating expenses generally resulted from the smaller size of the airline between periods as reflected in expense items such as insurance, professional fees and general supplies. Other operating cost per ASM increased 2.4% to 0.43 cents as compared to 0.42 cents for the six months ended June 30, 1997, as compared to the same period of 1996.

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INCOME TAX EXPENSE

     For the six months ended June 30, 1997, income tax expense of $3.4 million was recorded, as compared to $0.7 million in the same period of 1996. The effective tax rates for the six months ended June 30, 1997 and 1996 were 57.6% and 91.4%, respectively.

     Income tax expense in both sets of comparative periods is significantly affected by the non-deductibility for federal income tax purposes of 50% of amounts paid for crew per diem. The effect of this permanent difference on the effective income tax expense rate for financial accounting purposes becomes more pronounced in cases where before-tax income or loss approaches zero, which was the reason for the high effective tax rate of 91.4% applicable to the six months ended June 30, 1996.

     Income tax expense for the second quarter of 1997 was also significantly affected by the one-time $2.0 million charge to salaries, wages and benefits for the prepaid executive compensation package provided to the Company's former President and Chief Executive Officer. Of the total compensation paid to this former executive of the Company in 1997, approximately $1.7 million is non-deductible against the Company's federal income taxes and thus constitutes a permanent difference between income for federal income tax purposes and financial accounting income. This additional permanent difference contributed to the effective tax rate increase to 57.6% for the six months ended June 30, 1997.

YEAR ENDED DECEMBER 31, 1996, VERSUS YEAR ENDED DECEMBER 31, 1995

OPERATING REVENUES

     Total operating revenues in 1996 increased 5.0% to $750.9 million from $715.0 million in 1995. This increase was due to a $24.5 million increase in scheduled service revenues, a $3.5 million increase in charter revenues, a $1.9 million increase in ground package revenues, and a $6.0 million increase in other revenues.

     Scheduled Service Revenues. Scheduled service revenues in 1996 increased 6.8% to $386.5 million from $362.0 million in 1995. Scheduled service revenues comprised 51.5% of total operating revenues in 1996, as compared to 50.6% of operating revenues in 1995. Scheduled service RPMs increased 5.2% to 4.918 billion from 4.673 billion, while ASMs increased 10.6% to 7.305 billion from
6.605 billion, resulting in a reduction in passenger load factor to 67.3% in 1996 from 70.9% in 1995. Yield on scheduled service in 1996 increased 1.4% to
7.86 cents per RPM from 7.75 cents per RPM in 1995. Scheduled service departures in 1996 increased 14.1% to 31,467 from 27,573 in 1995, while passengers boarded increased 7.5% over such period to 3,551,141, as compared to 3,304,369.

     Charter Revenues. Total charter revenues increased 1.1% to $310.6 million in 1996, as compared to $307.1 million in 1995. Charter revenue growth, prior to scheduled service restructuring in late 1996, was constrained by the dedication of a significant portion of the Company's fleet to scheduled service expansion, including the utilization of two Lockheed L-1011 aircraft for scheduled services to Ireland and Northern Ireland between May and September 1996.

     The analysis of profitability by business component which was performed by the Company for the six quarters ended June 30, 1996, disclosed that both military and tour operator components had produced consistent profits over the period studied. The Company's Lockheed L-1011 fleet performed well in a charter environment based upon relatively low frequency of operating and high passenger load factors, and the Boeing 757-200 performed well in the military business component while the Boeing 727-200 worked well with certain tour operators. The Company began to implement strategies to improve the financial performance of charter operations in the third and fourth quarters of 1996, and both tour operator and military flying are expected to play a role of growing significance in the Company's future business operations.

     Charter revenues derived from independent tour operators (including the Ambassadair Travel Club) decreased 1.4% to $226.4 million in 1996, as compared to $229.5 million in 1995. Tour operator revenues comprised 30.2% of operating revenues in 1996, as compared to 32.1% of operating revenues in 1995. Tour operator ASMs decreased 2.0% to 4.363 billion from 4.450 billion and the revenue per ASM (RASM) on tour operator revenues in 1996 increased 0.6% to 5.19 cents, as compared to 5.16

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
cents in 1995. Tour operator passengers boarded increased 0.8% to 1,854,262 in 1996, as compared to 1,839,386 in 1995, and tour operator departures decreased 3.6% to 10,920 in 1996, as compared to 11,324 in 1995.

     Charter revenues derived from the U.S. military increased 8.7% to $84.2 million in 1996, as compared to $77.5 million in 1995. Military revenues comprised 11.2% of total operating revenues in 1996, as compared to 10.8% of total operating revenues in 1995. U.S. military ASMs increased 4.3% to 1.442 billion from 1.382 billion. The RASM on U.S. military revenues in 1996 increased 4.1% to 5.84 cents as compared to 5.61 cents in 1995. U.S. military passengers boarded decreased 6.6% to 185,575 in 1996, as compared to 198,711 in 1995, and U.S. military departures decreased 8.1% to 3,414 in 1996, as compared to 3,713 in 1995.

     Ground Package Revenues. Ground package revenues increased 9.3% to $22.3 million in 1996, as compared to $20.4 million in 1995.

     In 1996, total vacation packages sold by the Company's Ambassadair Travel Club increased 2.4% as compared to 1995, and the average price of each ground package sold increased 18.0% as compared to the prior year.

     During 1996, the number of ATA Vacations ground packages sold increased 21.8% as compared to 1995, but the average price of each ground package sold decreased 16.9% as compared to the prior year. The average price paid to the Company for a ground package sale is a function of the mix of vacation destinations served, the quality and types of ground accommodations offered, and general competitive conditions with other air carriers offering similar products in the Company's markets. Some ATA Vacations markets have experienced price reductions in 1996 due to intense price competition. The average gross margin on ATA Vacations ground packages sold in 1996 declined to 21.6% as compared to 26.6% in 1995, while the average gross margin on Ambassadair Travel Club ground package sales declined to 14.5% in 1996, as compared to 15.9% in the prior year.

     Other Revenues. Other revenues increased 23.5% to $31.5 million in 1996, as compared to $25.5 million in 1995. Approximately $3.8 million of the revenue increase between years was attributable to an increase in the number of block hours of substitute service provided by the Company to other airlines. A substitute service agreement typically provides for the Company to operate an aircraft with its own crews on routes designated by the customer airline to carry the passengers of that airline for a limited period of time. The remaining increase in other revenues between periods was primarily due to revenue growth in several of the Company's affiliated businesses.

OPERATING EXPENSES

     Salaries, Wages and Benefits. Salaries, wages and benefits expense for 1996 increased 16.2% to $164.0 million from $141.1 million in 1995. Approximately $15.9 million of the increase in 1996 was attributable to the addition of cockpit and cabin crews, reservations agents, base station staff and maintenance staff to support the Company's growth in capacity between periods, and approximately $3.6 million of the increase was attributable to the related growth in employee benefits costs. Average Company full-time-equivalent employees increased by 11.7% in 1996 as compared to the prior year, although the reduction-in-force implemented in late 1996 resulted in approximately 6.1% fewer full-time-equivalent employees in the fourth quarter of 1996 as compared to the fourth quarter of 1995. The Company substantially completed this reduction in force in the fourth quarter of 1996, and recorded $183,000 in related severance costs in 1996.

     Salaries, wages and benefits expense in 1996 was 1.23 cents per ASM, an increase of 8.9% from a cost of 1.13 cents per ASM in 1995. The cost per ASM increased partially as a result of a 3.4% increase in the average rate of pay for the Company's employees as compared to the prior year. In addition, the Company has increased employment in several maintenance and base station locations in lieu of continuing the use of third-party contractors, as it believes it can provide more reliable operations and better customer service at a lower total cost by using its own employees in these selected locations. The Company has experienced related savings in the expense lines of handling, landing and navigation fees, and in aircraft maintenance, materials and repairs, as further described in those following sections.

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
     Fuel and Oil. Fuel and oil expense for 1996 increased 24.4% to $161.2 million from $129.6 million in 1995, due to an increase in fuel consumed to operate the Company's expanded block hours of flying, an increase in the average price paid per gallon of fuel consumed and the imposition of a 4.3-cent-per-gallon excise tax on jet fuel consumed for domestic use effective October 1, 1995.

     During 1996, the Company consumed 7.4% more gallons of jet fuel for flying operations and flew 9.4% more block hours than in 1995, which accounted for approximately $9.l million in additional fuel and oil expense between years (excluding price and tax changes). The growth in gallons of fuel consumed was lower than the growth in block hours flown between years due to a change in the mix of block hours flown by fleet type. Of greatest significance was the 4.1% reduction of total block hours flown by the Lockheed L-1011 fleet between periods, since the fuel burn per block hour for this wide-body aircraft is approximately twice as high as the burn rates for the Company's other fleet types.

     During 1996, the Company's average price paid per gallon of fuel consumed (excluding the excise tax described in the following paragraph) increased by 12.8% as compared to 1995. Fuel price increases paid by the Company reflected generally tighter supply conditions for aviation fuel, which persisted throughout most of 1996 as compared to the prior year. The Company estimates that the year-over-year increase in average price paid for jet fuel resulted in approximately $16.1 million in additional fuel and oil expense between periods.

     On October 1, 1995, the Company became subject to a 4.3-cent-per-gallon excise tax on jet fuel consumed for domestic use by commercial air carriers. The effect of this tax in the first three quarters of 1996, as compared to the first three quarters of 1995, was to increase the Company's cost of jet fuel by approximately $6.4 million.

     Fuel and oil expense for 1996 was 1.21 cents per ASM, an increase of 17.5% as compared to 1.03 cents per ASM in 1995. The increase in the cost per ASM of fuel and oil expense was primarily as a result of higher prices and the new excise tax, partially offset by the expanded use of the more fuel efficient twin-engine Boeing 757-200 aircraft in the Company's fleet. During 1996, the Company's Boeing 757-200 aircraft accounted for 29.4% of total block hours flown, as compared to 27.8% of total block hours flown in 1995. Due to the reduction of the Company's Boeing 757-200 fleet in late 1996, the Company's mix of block hours flown in future years is expected to reflect a lower proportion of fuel-efficient Boeing 757-200 block hours, and a higher proportion of the less-fuel-efficient Boeing 727-200 and Lockheed L-1011 fleet types.

     Handling, Landing and Navigation Fees. Handling, landing and navigation fees decreased by 5.8% to $70.1 million in 1996, as compared to $74.4 million in 1995. During 1996, the average cost per system departure for third-party aircraft handling declined 15.0% as compared to the prior year, and the average cost of landing fees per system departure decreased 12.2% between the same periods.

     Because each airport served by the Company has a different schedule of fees, including variable prices for different aircraft types, average handling and landing fee costs are a function of the mix of airports served as well as the fleet composition of departing aircraft. On average, these costs for narrow-body aircraft are less than for wide-body aircraft, and the average costs at domestic U.S. airports are less than the average costs at most foreign airports. In 1996, 80.6% of the Company's departures were operated with narrow-body aircraft, as compared to 77.6% in 1995, and 81.1% of the Company's departures were from U.S. domestic locations, as compared to 79.6% in 1995.

     The implementation by the Company in 1996 of a policy of 'self-handling' at four domestic U.S. airports with significant operations resulted in lower absolute third-party handling costs for these locations and contributed to lower system average contract handling costs per departure for 1996, as compared to 1995. The Company incurred higher salaries, wages and benefits expense as a result of this policy change, as noted in 'Salaries, Wages and Benefits.'

     The cost per ASM for handling, landing and navigation fees decreased 10.2% to 0.53 cents in 1996 from 0.59 cents in 1995.

     Aircraft Rentals. Aircraft rentals expense for 1996 increased 17.4% to $65.4 million from $55.7 million in 1995. This increase was attributable to continued growth in the size of the Company's leased aircraft fleet, although the Company significantly reduced the size of its Boeing 757-200 fleet in the fourth quarter of 1996, as is more fully described in 'Disposal of Assets.'

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
     The addition of three leased Boeing 757-200 aircraft in the first three quarters of 1996 resulted in approximately $10.6 million of increased aircraft rentals for that time period, as compared to the prior year. The subsequent reduction of this fleet type by a net four units (after including two new deliveries from the manufacturer in December 1996) resulted in a year-over-year fourth quarter reduction of aircraft rent expense of approximately $3.6 million. The reduction in the size of the Boeing 757-200 fleet was an integral component of the Company's restructuring of scheduled service, based upon profitability analysis which disclosed that for some uses of the Boeing 757-200 in the Company's markets prior to restructuring, it was more profitable to substitute other aircraft with lower ownership costs.

     Several additional Boeing-727-200 and Lockheed L-1011 aircraft leased in 1996 contributed $2.8 million and $0.5 million, respectively, in incremental aircraft rentals between years. Aircraft rentals expense was reduced by $0.6 million for the first four months of 1996, as compared to the prior year, due to the purchase of four Pratt & Whitney spare engines in May 1995, which had been previously leased. Due to the elimination of all Pratt-&-Whitney-powered Boeing 757-200 aircraft from the Company's fleet, the Company has reclassified these owned spare engines as 'Assets Held for Sale' in the accompanying balance sheet, and is actively marketing these assets to users of Pratt-&-Whitney-powered aircraft.

     Aircraft rentals expense for 1996 was 0.49 cents per ASM, an increase of 11.4% from 0.44 cents per ASM in 1995. The period-over period increase in the size of the Boeing 757-200 feet was a significant factor in this change, since the rental cost of ASMs produced by this fleet type is significantly higher than for the Company's other aircraft.

     Depreciation and Amortization. Depreciation and amortization expense for 1996 increased 10.6% to $61.7 million from $55.8 million in 1995.

     Depreciation expense attributable to owned airframes and engines, and other property and equipment owned by the Company, increased $2.9 million in 1996 as compared to the prior year. The Company increased its year-over-year ownership of engines and rotable aircraft components to support the expanding fleet, and increased its investment in computer equipment and furniture and fixtures. The Company also placed the west bay of the renovated Midway Hangar No. 2 into service in mid-1996 and incurred increased debt issue costs between years related to debt facility and aircraft lease negotiations completed in 1996.

     Amortization of capitalized engine and airframe overhauls increased $1.9 million in 1996 as compared to the prior year, after including the offsetting amortization of approximately $1.0 million in associated manufacturers' credits. The increasing cost of overhaul amortization reflects the increase in the number of aircraft added to the Company's fleet and the increase in cycles and block hours flown between years. New aircraft introduced into the Company's fleet generally do not require airframe or engine overhauls until one or more years after first entering service. Therefore, the resulting amortization of these overhauls generally occurs on a delayed basis from the date the aircraft is placed into service. Accordingly, the Company anticipates that the average cost of engine and airframe amortization per block hour and cycle will increase in future years for all fleet types, as all aircraft receive their initial engine and airframe overhauls after being placed into service.

     Depreciation and amortization expense attributable to write-offs relating to the cost of engine overhauls that become worthless due to early engine failures, and which cannot be economically repaired increased $1.1 million between years.

     Depreciation and amortization cost per ASM increased 4.4% to 0.47 cents in 1996, as compared to 0.45 cents in 1995.

     Aircraft Maintenance, Materials and Repairs. Aircraft maintenance, materials and repairs expense decreased 0.4% to $55.2 million in 1996, as compared to $55.4 million in 1995. The cost per ASM decreased by 4.8% to 0.42 cents in 1996, as compared to 0.44 cents in the prior year.

     Although the cost of repairs for repairable and rotable components increased $1.4 million between periods, the cost of expendable parts consumed decreased $2.1 million, and the cost of parts loans and exchanges increased $0.6 million. Aircraft maintenance, materials and repairs cost was also reduced by $0.8 million in 1996, as compared to 1995, due to a planned reduction in the use of third-party maintenance staff in favor of using more Company maintenance employees for both base and line

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
maintenance activities. The Company incurred higher salaries, wages and benefits expense as a result of this policy change, as noted above.

     The cost of the Company's maintenance, materials and repairs remained essentially unchanged in 1996, as contrasted to the 6.2% increase in ASMs between years, and the 9.4% increase in block hours. This favorable comparison is partly due to the significant expansion of the Company's fleet during 1996. The more favorable comparison to block hours between years is also indicative of the faster growth in the Company's twin-engine Boeing 757-200 fleet, which is composed of newer and more technologically advanced aircraft which require relatively less routine maintenance than the Company's older three-engine Lockheed L-1011 and Boeing 727-200 fleets. The Boeing 757-200 fleet accounted for 29.4% of block hours in 1996, as compared to 27.8% in 1995. Nevertheless, due to the reduction of the Company's Boeing 757-200 fleet in late 1996, the Company's mix of block hours flown in future years is expected to reflect a lower proportion of Boeing 757-200 block hours, and a higher proportion of block hours flown by the older three-engine Lockheed L-1011 and Boeing 727-200 fleets.

     Return condition expenses accrued in 1996 were $1.1 million more than in 1995. This increase was primarily due to changes in the mix of aircraft leases and associated return conditions which became effective during 1996, offset by both the extensive restructuring of the Boeing 757-200 fleet and the sale/leaseback of six hushkitted Boeing 727-200 aircraft during 1996 under new lease terms and conditions.

     Crew and Other Employee Travel. The cost of crew and other employee travel increased 14.0% to $35.9 million in 1996, as compared to $31.5 million in 1995. During 1996, the Company increased its average full-time-equivalent crew head count by 4.1% as compared to the prior year, even though departures increased by 8.4% and block hours increased by 9.4% between periods. In the first quarter of 1996, the Company experienced crew shortages, which were exacerbated by severe winter weather, which caused significant flight delays, diversions and cancellations. The Company's crew complement in the third quarter of 1996 was again insufficient to effectively operate the flying schedule and resulted in more crew time being spent away from base during that quarter.

     The cost per ASM for crew and other employee travel increased 8.0% to 0.27 cents in 1996, as compared to 0.25 cents in the prior year. This increase in unit cost was approximately equivalent to a 9.0% average increase in the cost per crew member of hotel, positioning and per diem expenses between years.

     Passenger Service. For 1996 and 1995, catering represented 80.3% and 84.9%, respectively, of total passenger service expense. The cost of passenger service decreased 6.0% in 1996 to $32.7 million, as compared to $34.8 million in 1995. Although total passengers boarded increased by 5.8% to 5.68 million in 1996, as compared to 5.37 million in 1995, the average cost to cater each passenger declined 19.1% between years due to a planned reduction in catering service levels in select charter and scheduled service markets beginning in the second quarter of 1995. This cost reduction was partially offset by a 6.6% increase in military passengers boarded between years, who are the most expensive passengers to cater in the Company's business mix.

     The cost of servicing passengers who were inconvenienced by trip interruptions increased by $1.4 million between years. Approximately $0.7 million of this increase was incurred in association with the severe winter weather and consequent flight schedule disruptions which occurred in the first quarter of 1996.

     The cost per ASM of passenger service decreased 10.7% to 0.25 cents in 1996, as compared to 0.28 cents in the prior year. The lower cost per ASM was primarily due to the lower cost of catering per passenger boarded, partially offset by the higher cost per ASM of servicing inconvenienced passengers.

     Commissions. Commissions expense increased 7.7% to $26.7 million in 1996, as compared to $24.8 million in 1995. The primary reason for the increase between years was the corresponding increase in scheduled service revenues earned, approximately two-thirds of which was generated through travel agencies which received a commission on such sales. The cost per ASM of commissions expense was unchanged at 0.20 cents for both 1996 and 1995.

     Ground Package Cost. Ground package cost increased 14.5% to $18.2 million in 1996, as compared to $15.9 million in 1995. This increase in cost is primarily due to the increase in the number of ground

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
packages sold between periods. In 1996, Ambassadair sold 2.4% more ground packages, and ATA Vacations sold 21.8% more ground packages, than in 1995. The average cost of each ground package sold by Ambassadair increased 19.9% between years, while the average price of each ground package sold by ATA Vacations decreased by 11.2% between periods.

     Ground package cost per ASM increased by 7.7% to 0.14 cents in 1996, as compared to 0.13 cents in 1995, which reflects the comparatively faster growth in ground package sales produced by Ambassadair and ATA Vacations as compared to the overall ASM growth of the Company between years.

     Other Selling Expenses. Other selling expenses increased 18.1% to $17.6 million in 1996, as compared to $14.9 million in 1995. Approximately $1.1 million and $0.2 million, respectively, of this increase was attributable to more credit card discounts and CRS fees incurred to support the growth in scheduled service between years. Another $1.2 million of the increase was due to higher usage of toll-free telephone service between periods, some of which was associated with the accommodation of passengers onto other carriers' flights due to the Company's reduction of scheduled service in the third and fourth quarters of 1996.

     Other selling cost per ASM increased 8.3% to 0.13 cents in 1996, as compared to 0.12 cents in 1995.

     Advertising. Advertising expense increased 15.7% to $10.3 million in 1996, as compared to $8.9 million in 1995. Advertising support for single-seat scheduled service sales and the sale of ground packages increased consistent with the growth in associated revenues and the need to meet competitive actions in the Company's markets.

     The cost per ASM of advertising increased 14.3% to 0.08 cents in 1996, as compared to 0.07 cents in 1995.

     Facilities and Other Rentals. The cost of facilities and other rentals increased 29.7% to $9.6 million in 1996, as compared to $7.4 million in 1995.

     The increase in expense noted for 1996 was partly attributable to higher facility costs resulting from the Company becoming a signatory carrier at Orlando International Airport, together with a year-over-year increase in facility costs for Boston operations prior to the elimination of scheduled service at Boston in the fourth quarter of 1996. The increased facility costs at Orlando International Airport have associated savings in lower handling and landing fees for the Company's flights at Orlando International Airport.

     Also in 1996, the Company incurred facility rental expense in association with the late 1995 sale/leaseback of the Indianapolis hangar to the City of Indianapolis, for the Chicago-Midway Hangar No. 2 and for the new Chicago Reservations facility, which was first occupied in September 1995.

     The cost per ASM for facility and other rents increased 16.7% to 0.07 cents in 1996, as compared to 0.06 cents in 1995.

     Disposal of Assets. During the third quarter of 1996, the Company committed to a plan to dispose of up to seven Boeing 757-200 aircraft. A letter of intent (the 'Letter of Intent') was signed with a major lessor on July 29, which included the cancellation of operating leases on five aircraft and the return of those aircraft to the lessor before the end of 1996. Negotiations also commenced with a major lessor during the third quarter for the cancellation of operating leases on two additional aircraft in 1996.

     During the third quarter, the Company recorded a loss on disposal of the initial five aircraft according to the terms and conditions negotiated and agreed in the Letter of Intent. An estimate of the expected loss on disposal of the additional two aircraft was also recorded in the third quarter, although a specific Letter of Intent had not yet been signed. The total loss on disposal recorded in the third quarter was $4.7 million for all aircraft. These aircraft transactions were all completed during the fourth quarter of 1996, at which time the estimated loss on disposal was reduced by $0.2 million to an actual loss of $4.5 million.

     The source of the loss on the termination of these aircraft leases was primarily from the write-off of the unused net book value of the associated airframe and engine overhauls. For several aircraft, the Company was required to meet additional maintenance return conditions associated with airframes and engines, the cost of which was charged to the loss on disposal. These costs were partially offset by cash

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proceeds received from the lessor and by the application of associated deferred aircraft rent credits and manufacturers' credits.

     In addition to these costs, the Company owns four spare Pratt & Whitney engines, together with consumable, repairable and rotable components that are specific to the Pratt-&-Whitney-powered Boeing 757-200s. The net book value of these engines and parts approximates $14.1 million as of December 31, 1996. The Company was actively seeking to sell these assets and therefore reclassified their net book value as Assets Held For Sale under current assets in the accompanying balance sheet.

     Other Expenses. Other operating expenses increased 15.2% to $53.8 million in 1996, as compared to $46.7 million in 1995. Significant components of the year-over-year variances include increases in substitute service and passenger reprotection costs, professional fees, data communications costs, insurance costs and consulting fees in connection with the detailed route profitability study.

     Other operating cost per ASM increased 8.1% to 0.40 cents in 1996, as compared to 0.37 cents in 1995.

INCOME TAX EXPENSE

     In 1996, the Company recorded ($12.9) million in tax credits applicable to the loss before income taxes for that year, while income tax expense of $6.1 million was recognized pertaining to income before taxes for 1995. The effective tax rate applicable to tax credits in 1996 was 32.6%, and the effective tax rate for income earned in 1995 was 41.8%. The Company's effective income tax rates were unfavorably affected by the permanent non-deductibility from taxable income of 50% of crew per diem expenses incurred in both years. The impact of these permanent differences on effective tax rates becomes more pronounced as taxable income declines or losses increase.

YEAR ENDED DECEMBER 31, 1995, VERSUS YEAR ENDED DECEMBER 31, 1994

OPERATING REVENUES

     Total operating revenues for 1995 increased $134.5 million, or 23.2%, to $715.0 million. This increase from 1994 was due to a $121.3 million increase in scheduled service revenues, a $11.2 million increase in charter revenues, a $0.2 million increase in ground package sales and a $1.8 million increase in other revenues.

     Operating revenues for 1995 were 5.71 cents per ASM, an increase of 2.7% from 1994 revenues of 5.56 cents per ASM.

     Scheduled Service Revenues. Scheduled service revenues increased 50.4% from $240.7 million in 1994 to $362.0 million in 1995. The majority of this increase was due to strong scheduled service traffic growth between periods, together with an improvement in scheduled service yield.

     Scheduled service RPMs increased 46.9% in 1995 compared to 1994 on a capacity increase of 39.5% in ASMs between years, resulting in an improved passenger load factor of 70.8% in 1995 as compared to 67.2% in 1994. Passengers boarded increased 47.3% from 2.24 million in 1994 to 3.30 million in 1995. Scheduled service departures increased 39.4% from 19,800 in 1994 to 27,600 in 1995. The Company increased scheduled service traffic from Indianapolis, Chicago-Midway, Milwaukee and Boston to Florida, Las Vegas, Hawaii and selected Caribbean destinations. Scheduled service flown in 1995 from St. Louis and Boston had no comparable service in 1994. The Company ceased scheduled service operations in St. Louis in August 1995, but continued to serve important charter markets from St. Louis.

     Scheduled service yield in 1995 was 7.75 cents per RPM, an increase of 2.4% over the 1994 scheduled service yield of 7.57 cents per RPM. This yield improvement was achieved gradually throughout 1995 as the result of several revenue enhancement initiatives. During the first quarter of 1995, the Company installed a yield management system which allowed for the introduction of multiple fare levels for various classes of the Company's inventory of scheduled service seats. These yield management procedures were applied with increasing effectiveness through the final three quarters of 1995. Whereas first quarter 1995 yields were 15.2% lower than the first quarter of 1994, second quarter

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1995 yields were 4.8% higher than the second quarter of 1994; third quarter 1995 yields were 10.0% higher than the third quarter of 1994; and fourth quarter 1995 yields were 9.7% higher than the fourth quarter of 1994.

     In the third quarter of 1994, the Company increased its level of participation and effectiveness of schedule display in several important CRSs used by travel agencies. In May 1995, the Company also introduced connecting fares which offered new displays of multiple-city pairs for sale in CRS systems which had previously not been offered against competing carriers serving those connecting markets.

     Charter Revenues. Charter revenues increased 3.8% from $295.9 million in 1994 to $307.1 million in 1995. Charter revenues derived from independent tour operators increased 12.5% from $204.0 million in 1994 to $229.5 million in 1995. Most of this revenue increase was derived from stronger tour operator traffic between years, while tour operator yield improved 0.8% from 6.21 cents per RPM in 1994 to 6.26 cents per RPM in 1995. Tour operator RPMs increased 12.0% from
3.17 billion in 1994 to 3.55 billion in 1995, while ASMs increased 11.0% from
4.01 billion in 1994 to 4.45 billion in 1995, resulting in an improved passenger load factor of 79.8% in 1995 as compared to 79.1% in the prior year. Passengers boarded increased 7.0% from 1.72 million in 1994 to 1.84 million in 1995, while departures increased 9.7% from 10,300 in 1994 to 11,300 in 1995. Tour operator departures for both 1994 and 1995 served numerous U.S. leisure destinations, together with cities in Europe, Mexico, South America and Asia.

     Charter revenues derived from the U.S. military decreased 15.6% from $91.8 million in 1994 to $77.5 million in 1995. Military revenues were unfavorably impacted by declines in both traffic and yield between periods. Military RPMs declined 9.9% from 0.71 billion in 1994 to 0.64 billion in 1995, while ASMs decreased 12.1% from 1.57 billion in 1994 to 1.38 billion in 1995, resulting in an improved passenger load factor of 46.4% in 1995 as compared to 45.2% in the prior year. Passengers boarded decreased 13.0% from 0.23 million in 1994 to 0.20 million in 1995, while departures declined 14.0% from 4,300 in 1994 to 3,700 in 1995.

     The Company and other competing air carriers are compensated for U.S. military flying based upon reimbursement rates set by the United States government. These reimbursement rates have generally declined over the last several contract years, resulting in lower yields for this business segment. Military yield in 1995 declined 6.1% to 12.11 cents per RPM as compared to 12.89 cents per RPM in 1994. Although the Company's military yields are comparatively higher than for tour operators and scheduled service business segments, military passenger load factors are comparatively much lower, and the Company can incur substantial non-recurring costs to accommodate military flying which often becomes available on short notice. The Company's reduction of military ASMs in 1995 was largely the result of decisions to deploy the Company's aircraft into selected scheduled service and tour operator markets, where the Company believed that more repetitive frequencies and more predictable revenues and costs could be achieved in the long-term.

     Ground Package Revenues. Ground package revenues increased 1.0% from $20.2 million in 1994 to $20.4 million in 1995. Ground packages, such as hotel and car rentals, are sold in conjunction with the Company's air transportation product to Ambassadair Travel Club members and to the general public through ATA Vacations, Inc., its tour operator subsidiary.

     Other Revenues. Other revenues increased 7.6% from $23.7 million in 1994 to $25.5 million in 1995. Significant components of the change in other revenue between 1994 and 1995 include a $2.1 million reduction in revenues derived from subcontracting the Company's aircraft to fly short-term substitute service for other airlines; a $1.0 million increase in administrative ticketing fees charged to scheduled service passengers; a $0.7 million increase from the onboard sale of liquor and headsets; a $0.6 million increase in cargo revenues; a $0.5 million increase from the sale of trip protection insurance to passengers purchasing tour packages; a $0.5 million increase in commissions earned for the sale of car rentals; and a $0.4 million increase in excess baggage fees.

OPERATING EXPENSES

     Total operating expenses increased 21.8% from $572.1 million in 1994 to $697.1 million in 1995. Operating expense increases were principally due to increases in scheduled service capacity, traffic and passengers boarded between years which affected most expense categories.

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     Operating cost per ASM increased 1.5% from 5.48 cents in 1994 to 5.56 cents in 1995. This increase in cost per ASM generally reflects growth in the distribution costs of single-seat sales (such as travel agency commissions and CRS fees), salaries and benefits, fuel and oil, aircraft handling and facility rents, partially offset by reductions in the cost per ASM of aircraft rentals, passenger service, ground package cost, and other operating expenses. There was no change in cost per ASM between years for aircraft maintenance materials and repairs, crew and other employee travel, and advertising.

     Salaries, Wages and Benefits. This expense increased 24.0% from $113.8 million in 1994 to $141.1 million in 1995. The majority of the increase was due to the addition of new employees (primarily cockpit and cabin crew, base station, maintenance and reservations staff) to support the growth in scheduled service and the addition of new aircraft to the Company's fleet. The Company recorded additional vacation accrual costs of $1.4 million in 1995 to recognize the phased implementation of a new vacation policy which became applicable to most employees during 1995. The Company also recorded variable compensation costs in association with higher 1995 profits which were not incurred in 1994. These additional 1995 benefit and compensation costs contributed to a 3.7% increase in the cost per ASM from 1.09 cents in 1994 to 1.13 cents in 1995.

     The Company implemented a collective bargaining agreement with flight attendants in December 1994, at which time this employee group received a base pay rate increase of approximately 5%, together with some adjustments to variable pay factors. In December 1995, the Company reached a tentative agreement with cockpit crews on a collective bargaining agreement covering that group of employees. In February of 1996, the Company was notified that the cockpit crews had failed to ratify the tentative agreement. A new tentative four-year collective bargaining agreement was reached with cockpit crews on August 6, 1996, which was subsequently ratified by the IBT on September 23, 1996.

     Fuel and Oil. The cost of fuel and oil increased 22.1% from $106.1 million in 1994 to $129.6 million in 1995. Although the average price paid for fuel was slightly higher in 1995, this unfavorable price effect was partially offset by the fact that a larger proportion of the block hours in 1995 were flown by the more fuel-efficient Boeing 757-200 fleet.

     Total block hours flown increased 21.8% from 103,700 hours in 1994 to 126,300 hours in 1995. The Company's Boeing 757-200 fleet accounted for 27.8% of block hours in 1995, as compared to 24.0% in 1994. The less fuel-efficient Lockheed L-1011 fleet accounted for 28.1% of 1995 block hours, as compared to 30.8% in 1994. Block hours for the Boeing 727-200 fleet were also lower in 1995, accounting for 44.1% of block hours as compared to 45.2% in 1994.

     Effective October 1, 1995, the Company became subject to a 4.3 cent-per-gallon excise tax on jet fuel consumed for domestic use by commercial air carriers. The effect of this tax in the fourth quarter of 1995 was to increase the Company's cost of fuel subject to this tax by approximately 6%, which added $1.6 million to total fuel and oil expense in the fourth quarter of 1995. The fuel tax caused the Company's 1995 cost per ASM for fuel and oil to increase by 1.0% to 1.03 cents from 1.02 cents in 1994.

     Handling, Landing and Navigation Fees. Handling, landing and navigation fees increased 22.2% from $60.9 million in 1994 to $74.4 million in 1995. Most of this increase was attributable to a 23.3% increase in the total number of departures between years, from 34,700 in 1994 to 42,800 in 1995.

     The average cost per departure declined 1.0% in 1995 as compared to 1994. Because each airport served by the Company has a different schedule of fees (including variable prices for different aircraft types), average departure costs are a function of the mix of airports served and the fleet composition of departing aircraft. On average, operations to international airports are more expensive per departure than for U.S. domestic airports. In 1995, the share of the Company's departures which operated from international airports declined from 22.5% to 20.4% because the Company's growth in 1995 was concentrated mostly in domestic scheduled service markets.

     The cost per ASM for handling, landing and air navigation fees increased 1.7% from 0.58 cents in 1994 to 0.59 cents in 1995. This increase resulted from a small decline in the average number of ASMs per departure between years and is indicative of the growing proportion of departures which employ the Company's smaller-capacity Boeing 727-200 and Boeing 757-200 aircraft rather than the larger Lockheed L-1011 wide-body. In 1995, the percentage of departures made with narrow-body aircraft increased to 77.6%, as compared to 75.0% in 1994.

                                       57



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
     Depreciation and Amortization. Depreciation and amortization expense increased 20.8% from $46.2 million in 1994 to $55.8 million in 1995. The cost per ASM increased 2.3% from 0.44 cents in 1994 to 0.45 cents in 1995.

     Depreciation expense increased approximately $5.0 million in 1995 as compared to 1994 due to the addition of one Lockheed L-1011 and four Pratt & Whitney engines, together with the purchase of other property, furniture and equipment to support the Company's growth in operations.

     Amortization of airframe and engine overhauls increased $4.6 million in 1995 as compared to 1994, net of $3.3 million in overhaul credits earned by the Company under an engine purchase agreement with Rolls-Royce Commercial Aero Engines Limited. The increasing cost of amortization expense reflects the recent increase in the number of aircraft added to the Company's fleet. New aircraft introduced into the fleet generally do not require airframe or engine overhauls until as many as 12 or more months after first entering service. Therefore, resulting amortization of these overhauls generally occurs on a delayed basis from the date the aircraft is placed into service.

     Aircraft Rentals. Aircraft rental expense increased 15.6% from $48.2 million in 1994 to $55.7 million in 1995. This increase in expense was due to the addition of leased Lockheed L-1011, Boeing 757-200 and Boeing 727-200 aircraft into the Company's fleet during 1995, offset partially by reduced lease costs on certain Boeing 757-200 aircraft under terms of operating leases renegotiated in late 1994, and by the purchase of four previously leased Pratt & Whitney engines.

     Aircraft rental cost per ASM decreased 4.3% from 0.46 cents in 1994 to 0.44 cents in 1995. The year-over-year benefit realized from Boeing 757-200 operating lease renegotiations in late 1994 was a significant factor in this change since the ownership costs of each Boeing 757-200 aircraft are comparatively higher than for the Company's other fleet types.

     Aircraft Maintenance, Materials and Repairs. The cost of aircraft maintenance, materials and repairs increased 20.2% from $46.1 million in 1994 to $55.4 million in 1995. The cost per ASM remained unchanged at 0.44 cents for both 1995 and 1994.

     The cost of the Company's maintenance, materials and repairs increased in 1995 at approximately the same rate as the 19.9% increase in ASMs between years and slightly slower than the 21.8% increase in block hours. The more favorable comparison to block hours between years is indicative of the faster growth in the twin-engine Boeing 757-200 fleet, which is also composed of newer and more technologically advanced aircraft which require relatively less routine maintenance than the Company's older three-engine Lockheed L-1011 and Boeing 727-200 fleets. The Boeing 757-200 fleet accounted for 27.8% of block hours in 1995, as compared to 24.0% in 1994.

     All of the Company's aircraft under operating leases have certain return conditions applicable to the maintenance status of airframes and engines as of the termination of the lease. The Company accrues estimated return condition costs as a component of maintenance, materials and repairs expense based upon the actual condition of the aircraft as each lease termination date approaches. Return condition expenses accrued in 1995 were $1.1 million less than in 1994, primarily due to a change in return conditions negotiated on certain Boeing 757-200 aircraft leases in late 1994.

     Passenger Service. The most significant portion of passenger service cost is catering, which represented 84.9% and 85.8%, respectively, of total passenger service expense in 1995 and 1994.

     The cost of passenger service increased 16.8% from $29.8 million in 1994 to $34.8 million in 1995. This increase was primarily due to the 26.7% increase in the total number of passengers boarded from 4.24 million in 1994 to 5.37 million in 1995. The cost of passenger service increased less rapidly than the increase in passengers boarded due to a reduction in catering service levels in select charter and scheduled service markets beginning late in the second quarter of 1995. In addition to this planned reduction in catering, the 13.0% reduction in military passengers boarded between years also reduced the average cost of catering since military catering is one of the most expensive per passenger in the Company's business mix.

     The cost per ASM of passenger service declined 3.4% from 0.29 cents in 1994 to 0.28 cents in 1995. This reduction was primarily due to reduced catering costs, as the cost per ASM of the total of other components of passenger service did not change materially between years.

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     Crew and Other Employee Travel. The cost of crew and other employee travel increased 20.2% from $26.2 million in 1994 to $31.5 million in 1995. The cost per ASM remained unchanged at 0.25 cents for both years.

     Commissions. Commissions expense increased 41.7% from $17.5 million in 1994 to $24.8 million in 1995. The cost of commissions per ASM increased 17.6% from
0.17 cents in 1994 to 0.20 cents in 1995.

     Scheduled service commissions expense accounted for all of the increase in this cost in 1995, which was consistent with the significant growth in commissionable scheduled service sold by travel agencies. The average rate of commission paid to travel agencies declined slightly between years due to the elimination of selected sales incentives. The average percentage of revenues sold by travel agencies increased between years due to the Company's implementation of full participation in several CRSs in the third quarter of 1994 and because of the introduction of connecting fares in the second quarter of 1995 which offered significantly expanded ATA schedule choices to travel agencies.

     Commissions paid for military flying were reduced in 1995 due to the reduction in military departures between years. Commissions paid for tour operator departures also declined slightly between years.

     Ground Package Cost. Ground package cost for 1995 increased 7.4% from $14.8 million in 1994 to $15.9 million in 1995. The cost per ASM declined 7.1% from
0.14 cents in 1994 to 0.13 cents in 1995. The cost per ASM declined between years due to the slower growth in ground package sales as compared to overall growth in the Company's capacity as measured by ASMs. The cost of ground accommodations sold to Ambassadair and ATA Vacations customers increased in some markets in 1995, resulting in slightly lower gross margins in 1995 as compared to 1994.

     Other Selling Expenses. Other selling expenses are comprised primarily of fees paid to CRS and the cost of inbound reservations lines provided for the use of the Company's customers. These costs increased 86.3% from $8.0 million in 1994 to $14.9 million in 1995 and were generally incurred to support the sale of scheduled services. Other selling cost per ASM increased 50.0% from 0.08 cents in 1994 to 0.12 cents in 1995. Scheduled service passengers boarded increased 47.3% from 2.24 million to 3.30 million over the same comparative period, while scheduled service ASMs increased 39.5% from 4.73 billion to 6.60 billion between years.

     The Company participates in SABRE as a multi-host user and is also displayed in Galileo, Worldspan and System One. These CRSs, which display competitive schedules and fares for all participating airlines, offer different levels of services at different transaction costs. In order to expand the Company's visibility of schedules and fares with travel agencies, the Company's CRS service levels were increased in all of these systems effective in July 1994, resulting in a significant increase in billable transactions and higher transaction rates. Although the Company believes that CRS participation has been essential to rapid development of name recognition and sales in the Company's new markets, more economic scheduled service distribution alternatives to CRSs are now being evaluated.

     Advertising. Advertising expense for 1995 increased 14.1% from $7.8 million in 1994 to $8.9 million in 1995. The cost per ASM remained unchanged between years at 0.07 cents. The Company incurs advertising costs primarily to support scheduled service sales. Scheduled service ASMs increased 39.5% in 1995 compared to 1994, and the cost of advertising per scheduled service ASM declined 18.8% from 0.16 cents in 1994 to 0.13 cents in 1995.

     Facilities and Other Rents. The cost of facilities and other rents increased 34.5% from $5.5 million in 1994 to $7.4 million in 1995. The cost per ASM increased 20.0% from 0.05 cents in 1994 to 0.06 cents in 1995. The significant portion of growth in facilities leasing has originated from the expansion of scheduled services, which has required the Company to add new leased facilities at airport locations to accommodate the space needs of airport passenger service and maintenance staff. The rate of increase in facilities costs between years (34.5%) has been slightly lower than the 39.5% rate of increase in scheduled service ASMs since the utilization of the Company's facilities has improved with expanded scheduled service frequencies at certain airports.

     Other Expenses. Other expenses increased 12.5% from $41.5 million in 1994 to $46.7 million in 1995. The cost per ASM for other expenses declined 7.5% from
0.40 cents in 1994 to 0.37 cents in 1995. Significant components of the increase of $6.6 million in other expenses between years include: $2.0

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
million in additional general, hull and liability insurance expense associated with the Company's expanded size and flying activity; $1.5 million in additional property and sales taxes assessed on the Company's expanding asset base and purchasing activity; and $1.5 million in additional communications costs related to the Company's data network infrastructure for worldwide airport operations. In 1995, the Company recognized a gain of $1.3 million on a transaction with the City of Indianapolis involving the Company's headquarters facility (see Note 6 of Notes to Consolidated Financial Statements included elsewhere in this Memorandum). There was no comparable gain recognized in 1994.

INCOME TAX EXPENSE

     Income tax expense increased 154.2% from $2.4 million in 1994 to $6.1 million in 1995. The effective income tax rates were 41.8% and 40.7% for 1995 and 1994, respectively. Income tax expense increased in close proportion to the 149.2% increase in taxable income between years. The effective tax rate for 1994 included a more significant negative impact from non-deductible crew per diem expense than did 1995. However, this effect was more than offset by the 1994 tax benefit of adjustments in state tax rates and other tax reserve adjustments recognized in that year.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

     The Company has historically financed its working capital and capital expenditure requirements from cash flow from operations and long-term borrowings from banks and other lenders. In 1993, the Company successfully completed an initial public offering of common stock which generated $37.4 million in proceeds, net of offering expenses.

     For the six months ended June 30, 1997 and 1996, net cash provided by operating activities was $38.0 million and $35.6 million, respectively. For 1996, 1995 and 1994, net cash provided by operating activities was $32.2 million, $87.1 million and $75.3 million, respectively.

     Net cash used in investing activities was $40.7 million and $42.9 million, respectively, for the six months ended June 30, 1997 and 1996. Such amounts primarily reflected cash capital expenditures totaling $36.7 million in the six months ended June 30, 1997, and $60.3 million in the same period of 1996, for engine overhauls, airframe improvements and the purchase of rotable parts. Cash capital expenditures for the six months ended June 30, 1996, were supplemented with other capital expenditures, financed directly with debt, totaling $18.4 million; there were no capital expenditures financed directly with debt in the six months ended June 30, 1997. The Company's capital spending program in the first six months of 1997 was significantly curtailed as compared to the prior year due to (i) the downsizing of the Boeing 757-200 fleet in the fourth quarter of 1996, and the absence of any aircraft deliveries during the first six months of 1997; and (ii) the accomplishment of statutory requirements for a 65% Stage 3 fleet as of December 31, 1996, which resulted in the hushkitting of six Boeing 727-200 aircraft during calendar year 1996. The Company is not required to increase its Stage 3 fleet composition until December 31, 1998, at which time 75% of the Company's fleet must meet Stage 3 requirements.

     Net cash used in investing activities was $63.2 million, $44.0 million and, $80.4 million for 1996, 1995 and 1994, respectively. Such amounts primarily reflected cash capital expenditures totaling $69.9 million, $57.8 million and $81.0 million in 1996, 1995 and 1994, respectively, for engine overhauls, airframe improvements and the purchase of aircraft, engines and rotable parts. These cash capital expenditures were supplemented by other capital expenditures of $31.7 million in 1995 and $15.9 million in 1994 which were financed directly with debt. The Company currently expects that capital expenditures for 1997 will total approximately $73 million. Such expenditures will be mainly for scheduled heavy maintenance on the Company's aircraft.

     Net cash used in financing activities was $5.3 million for the six months ended June 30, 1997, while net cash provided by financing activities was $1.1 million for the six months ended June 30, 1996. The primary difference between years was the addition of $15.0 million in bank facility availability for financing the installation of hushkits on Boeing 727-200 aircraft during the 1996 period.

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     For the six months ended June 30, 1997 and 1996, cash and cash equivalents declined by $8.0 million and $6.1 million, respectively.

     In 1995, $21.6 million in proceeds were generated from the sale of certain facilities and equipment. Net cash provided by (used in) financing activities was $11.6 million in 1996, $(12.1) million in 1995 and $21.8 million in 1994.

AIRCRAFT FLEET ADJUSTMENTS

     In November 1994, the Company signed a purchase agreement for six new Boeing 757-200s which, as subsequently amended, provides for aircraft to be delivered between 1995 and 1998. In conjunction with the Boeing purchase agreement, the Company entered into a separate agreement with Rolls-Royce Commercial Aero Engines Limited for 13 RB211-535E4 engines to power the six Boeing 757-200 aircraft and to provide one spare engine. Under the Rolls-Royce agreement, which became effective January 1, 1995, Rolls-Royce has provided the Company various spare parts credits and engine overhaul cost guarantees. If the Company does not take delivery of the engines, a prorated amount of the credits that have been used are required to be refunded to Rolls-Royce. The aggregate purchase price under these two agreements is approximately $50.0 million per aircraft, subject to escalation. The Company accepted delivery of the first four aircraft under these agreements in September and December 1995, and November and December 1996, all of which were financed under leases accounted for as operating leases. The final two deliveries under this agreement are scheduled for November 1997 and December 1998. Advanced payments and interest totaling approximately $18.0 million ($9.0 million per aircraft) are required prior to delivery of the two remaining aircraft, with the remaining purchase price payable at delivery. As of June 30, 1997 and 1996, the Company had recorded $9.3 million and $19.7 million, respectively, in advanced payments and interest applicable to aircraft scheduled for future delivery. The Company intends to finance future deliveries under this agreement through sale/leaseback transactions accounted for as operating leases.

     In the first quarter of 1996, the Company purchased four Boeing 727-200 aircraft, financing all of these through sale/leasebacks accounted for as operating leases by the end of the third quarter of 1996. In the second quarter of 1996, the Company purchased a fifth Boeing 727-200 aircraft which had been previously financed by the Company through a lease accounted for as an operating lease. This aircraft was financed through a separate bridge debt facility as of June 30, 1997, but is expected to be financed long-term through a sale/leaseback transaction during the third quarter of 1997.

     On July 29, 1996, the Company entered into a letter of intent with a major lessor to cancel several Boeing 757-200 and Lockheed L-1011 operating aircraft leases then in effect. Under the terms of the letter of intent, the Company canceled leases on five Boeing 757-200 aircraft powered by Pratt & Whitney engines and returned these aircraft to the lessor by the end of 1996. The Company was required to meet certain return conditions associated with several aircraft, such as providing maintenance checks to airframes. The lessor reimbursed the Company for certain leasehold improvements made to some aircraft and credited the Company for certain prepayments made in earlier years to satisfy qualified maintenance expenditures for several aircraft over their original lease terms. The cancellation of these leases reduced the Company's fleet of Pratt-&-Whitney-powered Boeing 757-200 aircraft from seven to two units. The Company also agreed to terminate existing operating leases on three Lockheed L-1011 aircraft and to purchase the airframes pertaining to these aircraft for $1.5 million, while signing a new operating lease covering only the nine related engines. The Lockheed L-1011 airframe and engine portion of this transaction was not completed until the second quarter of 1997. The lessor also provided the Company with approximately $6.9 million in additional unsecured financing for a term of seven years. This transaction resulted in the recognition of a $2.3 million loss on disposal of assets in the third quarter of 1996.

     The Company also agreed to purchase one Rolls-Royce-powered Boeing 757-200 aircraft from the same lessor in the fourth quarter of 1996. This purchase was not completed, and the aircraft was acquired from the lessor on a short-term rental agreement. The Company expects to purchase this aircraft in the second half of 1997, and intends to finance it through a sale/leaseback accounted for as an operating lease. The acquisition of this aircraft, together with the delivery of two new Rolls-Royce-powered Boeing 757-200 aircraft from the manufacturer in the fourth quarter of 1996, and the return of

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
the last two Pratt-&-Whitney-powered Boeing 757-200 aircraft discussed in the next paragraph, resulted in an all-Rolls-Royce-powered Boeing 757-200 fleet of seven units at the end of 1996.

     In September 1996, the Company began negotiations with a major lessor to cancel existing operating leases on the Company's remaining two
Pratt-&-Whitney-powered Boeing 757-200 aircraft. These aircraft were returned to the lessor by the end of 1996. This transaction resulted in the recognition of a $2.4 million loss on disposal of assets in the third quarter of 1996.

CREDIT FACILITIES

     The Company's former bank credit facility initially provided a maximum of $125.0 million, including a $25.0 million letter of credit facility, subject to the maintenance of certain collateral value. The total availability under this facility had declined to $122.0 million as of June 30, 1997 for the reasons discussed in the next paragraph. The collateral for the facility consists of certain owned Lockheed L-1011 aircraft, certain receivables, and certain rotables and spare parts. At June 30, 1997 and 1996, the Company had borrowed the maximum amount then available under the bank credit facility, of which $57.0 million was repaid on July 1, 1997, and $75.0 million was repaid on July 1, 1996.

     As a result of the Company's need to restructure its scheduled service business, the Company renegotiated certain terms of the bank credit facility effective September 30, 1996. The new agreement also modified certain loan covenants to take into account the expected losses in the third and fourth quarters of 1996. In return for this covenant relief, the Company agreed to implement changes to the underlying collateral for the facility and to change the interest rates applicable to borrowings under the facility. The Company pledged additional owned engines and equipment as collateral for the facility as of the implementation date of the new agreement. The Company further agreed to reduce the $63.0 million of available credit secured by the owned Lockheed L-1011 fleet by $1.0 million per month from April 1997 through September 1997, and by $1.5 million per month from October 1997 through April 1999. As of June 30, 1997 the Company had borrowed the maximum amount of $122.0 million then available, less $10.0 million in certain letters of credit outstanding. Loans under the renegotiated facility bear interest, at the Company's option, at either (i) prime to prime plus 0.75%, or (ii) the Eurodollar rate plus 1.50% to 2.75%. The facility matures on April 1, 1999, and contains various covenants and events of default, including: maintenance of a specified debt-to-equity ratio and a minimum level of net worth; achievement of a minimum level of cash flow; and restrictions on aircraft acquisitions, liens, loans to officers, change of control, indebtedness, lease commitments and payment of dividends.

     At June 30, 1997, the Company has classified $25.9 million of bank credit facility borrowings to current maturities of long-term debt. Of this amount, $16.5 million is attributable to the scheduled reduction of availability secured by the owned Lockheed L-1011 fleet during the 12 months ending June 30, 1998. The remaining $9.4 million represents the amount of the spare Pratt & Whitney engines which are pledged to the bank facility and which will be repaid from the anticipated sale. The net book value of these spare engines, which approximates estimated market value, is classified as Assets Held for Sale in the accompanying balance sheet. In July 1997, the Company subsequently sold two of the four spare Pratt & Whitney engines and received a letter of intent on the third spare engine, which is expected to be sold during the third quarter.

     On July 24, 1997, the Company completed two new debt transactions which materially changed the capital structure of the Company. On that date, the Company issued $100.0 million in unsecured senior notes and negotiated a new secured revolving credit facility of $50.0 million, that includes up to $25.0 million for stand-by letters of credit. ATA is the borrower under the new credit facility, which is guaranteed by the Company and each of the Company's other active subsidiaries. The principal amount of the new facility matures on April 1, 2001, and borrowings are secured by certain Lockheed L-1011 aircraft and engines. The loan-to-value ratio for collateral securing the new facility may not exceed 75% at any time. Borrowings under the new facility bear interest, at the option of ATA, at either (i) LIBOR plus 1.50% to 2.50% (depending upon certain financial ratios); or (ii) the agent bank's prime rate plus 0.0% to 0.5% (depending upon certain financial ratios). The facility contains various covenants including, among other things: (i) limitations on incurrence of debt and liens on assets; (ii) limitations on capital expenditures; (iii) restrictions on payment of dividends and other distributions to stockholders;
(iv) limitations on mergers and the sale of assets; (v) restrictions on the prepayment or redemption of certain indebtedness including the 10.5% notes; (vi) maintenance of certain financial ratios such as minimum tangible net worth, cash flow to interest expense and aircraft rentals and total adjusted liabilities to tangible net worth.

     The Company also maintains a $5.0 million revolving credit facility available for its short-term borrowing needs and for securing the issuance of letters of credit. Borrowings against this credit facility bear interest at the lender's prime rate plus 0.25% per annum. There were no borrowings against this facility as of June 30, 1997 or 1996; however, the Company did have outstanding letters of credit secured by this facility aggregating $3.6 million and $4.3 million, respectively.

STOCK REPURCHASE PROGRAM

     In February 1994, the Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. During 1996, the Company repurchased 16,000 shares, bringing the total number of shares it has repurchased under the program to 185,000 shares. No shares were repurchased during the first six months of 1997. The Company does not currently expect to complete this stock repurchase program.

OTHER CAPITAL USES

     In the third quarter of 1995, the Company completed the lease of Hangar No. 2 at Chicago's Midway Airport for an initial lease term of ten years, subject to two five-year renewal options. Under this lease, the Company acquired the use of both the west and east bays of the hangar and associated ramp and parking areas. The Company is obligated to perform certain lease-mandated improvements to the west bay and may, at its option, perform additional improvements to the east bay. In the fourth quarter of 1995, the Company financed these improvements, together with separate passenger terminal improvements at Midway, through the issuance of $6 million in tax-exempt bonds. Initial construction activities in the west bay area began in the fourth quarter of 1995.

RECENT DEVELOPMENTS

     On September 15, 1997 the Company purchased one Boeing 757-200 aircraft which had previously been on an operating lease. The Company paid cash of $5.0 million, and executed a $30,650,000 note for the remainder of the purchase price. The note provides for monthly payments of $400,000 in principal and interest from October 15, 1997 through September 15, 1998, with the remainder of the note payable in full on October 15, 1998. Interest of 7.08% applies to the initial twelve payments, and the final payment is subject to interest of 8.08%. The purchase of this aircraft will increase the current portion of long-term debt at September 30, 1997 by $2,700,000, and long-term debt by $27,950,000.

                                    BUSINESS

GENERAL

     Amtran is a leading provider of charter airline services, and on a targeted basis scheduled airline services, to leisure and other value-oriented travelers. Amtran, through its principal subsidiary, ATA, has been in operation for 24 years and currently operates the eleventh largest airline in the United States in terms of 1996 RPMs. ATA provides charter services throughout the world to independent tour operators, corporations and the U.S. military. The Company provides scheduled service primarily from its gateway cities of Indianapolis, Chicago-Midway and Milwaukee to popular vacation destinations such as Hawaii, Las Vegas, Florida, California, Mexico and the Caribbean.

CHARTER SERVICE

     The Company is the largest charter airline in the United States and provides charter airline services throughout the world to U.S. and European tour operators, U.S. military and government agencies and to corporations. In 1996, Amtran derived approximately 41% of consolidated revenues from charter operations. The charter business is an attractive niche because it provides contractual revenues that are more stable than revenues provided by scheduled service. The customer generally pays a fixed price for the use of the aircraft and assumes the responsibility and risk for the actual sale of the seats, as well as most of the risk of fuel price increases. In addition, the Company is the largest domestic provider to this niche charter market. As a result of the 1996 Restructuring, the Company expects that in 1997 as much as half of its consolidated revenues will be from charter operations.

     TOUR OPERATOR PROGRAMS

     Independent tour operators comprise the largest component of the Company's charter service operations (representing approximately 30% of the Company's 1996 consolidated revenues). Independent tour operators typically contract with the Company to provide repetitive, round-trip patterns to leisure destinations for specified periods ranging from several weeks to several years. The Company believes that its long standing relationships with tour operators provide it with a competitive advantage. In addition, the Company believes that the low cost leisure travel services provided by independent tour operators have historically been less volatile than scheduled service operations as indicated by the Company's 1990 to 1995 revenue and profitability, as compared to the major scheduled service carriers for the same period.

     MILITARY/GOVERNMENT

     The Company expects U.S. military and other government flight activity, which has historically averaged 10-15% of consolidated revenues, to increase to over 15% of Amtran's 1997 revenues. The Company has provided charter service to the U.S. military since 1983. Because this business is generally less seasonal than leisure travel, it tends to have a stabilizing impact on the Company's operations and earnings. The U.S. Government awards one year contracts for its military charter business, and pre-negotiates contract prices for each type of aircraft a carrier makes available. Such contracts are priced utilizing the participating airlines' average costs, and are therefore more profitable for low cost providers such as the Company. The Company believes its fleet of aircraft, in particular its Boeing 757-200ERs, is well suited for the changing requirements of military passenger service.

SCHEDULED SERVICE

     The Company provides scheduled nonstop service primarily from its gateway cities of Indianapolis, Chicago-Midway and Milwaukee to popular vacation destinations such as Hawaii, Las Vegas, Florida, California, Mexico and the Caribbean. In its scheduled service operations, the Company focuses primarily on providing low cost, low frequency nonstop or direct flights from airports where there is only limited competition. In 1996, based on DOT statistics, the Company had the lowest operating expense per ASM, approximately 6, of the eleven largest U.S. scheduled airlines. Notwithstanding the Company's competitive cost position and business focus, the Company began to incur losses in its scheduled service in the second half of 1995. In response to these losses, the Company, as part of the

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
1996 Restructuring described below, reduced its scheduled service by more than one third of its departures and ASMs. As a result, the Company expects scheduled service operations, which comprised 52% of consolidated revenues in 1996, to comprise approximately 45% of consolidated revenues in 1997. The Company believes that the 1996 Restructuring strengthened its competitive position and improved both load factors and yields in its scheduled service operations. The Company has substantially improved its profitability in this segment in the first six months of 1997, versus the first six months of 1996.

FLEET/OPERATIONS

     As of June 30, 1997, the Company operated a fleet of 45 aircraft consisting of 14 Lockheed L-1011s, 24 Boeing 727-200ADVs and 7 Boeing 757-200s. This fleet gives the Company the flexibility to respond to a wide variety of market opportunities. To support its operations, the Company has a Maintenance and Engineering Center at Indianapolis International Airport, maintains permanent support facilities at ten other U.S. airports and has the ability to dispatch maintenance and operational personnel and equipment as necessary to support temporary operations throughout the world.

STRATEGY

     The Company intends to enhance its position as a leading supplier of charter airline services and of targeted scheduled airline services by pursuing a strategy designed to increase revenues and profitability. The key components of this strategy are:

          (i) Maintain Low Cost Position. The Company believes it has one of the lowest operating cost per ASM in the industry, with an average cost per ASM of approximately 6[c] for the fiscal year ended December 31, 1996. The Company believes that its low cost structure provides a significant competitive advantage, which allows it to compete effectively in both the charter and scheduled service markets. The Company has achieved its low cost position primarily as a result of its low overhead and distribution costs, productive and flexible workforce and low aircraft rental and ownership costs.

          (ii) Strengthen Leading Position in Niche Charter Business. The Company has successfully operated in the charter service business since 1981, and it expects to continue to enhance its leading position in this segment. By offering low cost air travel products that can be tailored to meet the particular needs of its customers, primarily the tour operators, the Company believes it is able to differentiate itself from most major airlines, whose principal focus is on scheduled service, as well as from smaller charter airlines, which do not have comparably diverse fleets or the ability to provide a similar level of customer support. In addition to its low cost, the Company believes that its product quality, reputation, long standing relationships and ability to deliver a customized service have become increasingly important to tour operators. Furthermore, the Company's long history of serving the military, its contractor teaming arrangement and its fleet of preferred aircraft result in a strong competitive position for acquiring and servicing military charter contracts.

          (iii) Selectively Participate in Scheduled Service. The Company's strategy for its scheduled service is to focus primarily on providing low cost, low frequency nonstop or direct flights from airports where there is only limited competition. The Company believes that its high performance Boeing 757 and 727 aircraft give it a competitive advantage in the Chicago-Midway market. Unlike the aircraft used by most of the Company's competitors at Chicago-Midway, the Boeing 757 and 727 can fly larger passenger capacities substantially longer distances while operating from the airport's short runways. In the Milwaukee market, the Company is the only low cost scheduled alternative. In Indianapolis, the Company has a name recognition advantage by being the city's home town airline. The Company significantly reduced its scheduled service operations in 1996 by exiting, or reducing service to, unprofitable markets such as Boston and intra-Florida and has substantially improved its profitability in the first six months of 1997, versus the first six months of 1996. The Company is continuing to evaluate its scheduled service operations and believes that it may be able, on a selective basis, to expand this business.

          (iv) Capitalize on Selected Growth Opportunities. The Company seeks to increase revenues and profitability by capitalizing on selected growth opportunities in its core businesses. The Company believes that, as a result of its low cost structure and its strong relationships with tour operators and military contractors, it is well positioned to capture additional opportunities to serve these markets. The Company intends to purchase additional aircraft to meet demand from its military and tour operator charter customers, and potentially scheduled service.

1996 RESTRUCTURING OF SCHEDULED SERVICE OPERATIONS

     An analysis by the Company in 1996, of the profitability of its scheduled service and charter service business units revealed that a significant number of scheduled service markets being served by the Company had become increasingly unprofitable. This analysis also showed that the Company's charter operations were generally profitable during the same periods, although results from these operations were also adversely affected by many of the factors that affected scheduled service.

     The Company believes that several key factors contributed to the deterioration of profitability of scheduled service over this time period. Beginning in January 1996, a growing amount of low-fare competition entered the Boston-Florida and midwest-Florida markets, which increased total capacity in these markets and decreased the average fares earned by the Company. Operating revenues in all scheduled service markets were further adversely affected by the ValuJet accident in Florida on May 11, which was closely followed on May 12 by a decompression incident on one of the Company's own flights. This incident involved the loss of cabin pressure by one of ATA's aircraft while flying at approximately 33,000 feet and the subsequent reduction in altitude to 15,000 feet in order to restore cabin pressure. No serious injuries resulted from the incident. These events focused significant negative media attention on airline safety, and on low-fare carriers in particular. In spite of the Company's excellent safety record since its inception in 1973, during which no serious injuries or fatalities had ever occurred, the Company estimates that it lost significant scheduled service revenues in the second and third quarters of 1996 from canceled reservations and reservations which were never received. Additionally, effective October 1, 1995, the Company became subject to a federal excise tax of 4.3 per gallon on jet fuel consumed in domestic use, which added approximately 3.5 to the average cost of each gallon of jet fuel purchased. During 1996, the market price of jet fuel also increased significantly as compared to prices paid in comparable 1995 periods, largely due to tight jet fuel inventories relative to demand throughout this period. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     In August 1996, the Company announced a significant reduction in scheduled service operations. More than one-third of scheduled service departures and ASMs were included in this schedule reduction. The Company eliminated its unprofitable Boston and intra-Florida operations. The Company also exited, or reduced in frequency, operations to other selected markets from Chicago-Midway, Indianapolis and Milwaukee. Exited operations were phased out over a three-month period ended December 2, 1996. The Company believes this process strengthened its competitive position and improved both load factors and yields in its remaining scheduled service operations. The Company has substantially improved its profitability in this segment in the first six months of 1997, versus the first six months of 1996.

     In conjunction with its scheduled service reduction, the Company announced a 15% reduction of its work force, including both employees and contractors. A significant portion of this reduction in force was attributable to furloughs of cockpit and cabin crews, with the remainder attributable to base station and administrative staff. Maintenance staff reductions were accomplished primarily through the reduction of base and line maintenance contract labor.

     In addition, in 1996 the Company optimized its mix of aircraft. The Company reduced the number of Boeing 757-200 aircraft it operates from eleven to seven, all of which are powered by Rolls-Royce engines. One advantage of the new fleet configuration is that all seven Boeing 757-200 aircraft have been assigned to mission-specific routes that could not have been served by the Company's other aircraft. The commonality of aircraft and engines yields benefits to the Company in the form of decreased maintenance and training costs. The Company also expects to sell surplus spare engines and parts inventory, which are unique to the Pratt & Whitney-powered Boeing 757-200s for approximately $14 million. In the third quarter of 1996, the Company recorded a loss on disposal of assets associated with both Boeing 757-200 aircraft transactions of $4.7 million.

     As noted above, the Company's tour operator and military operations were profitable for 1996, and the Company has allocated additional aircraft to these operations. As a result, the Company was able to contract for significantly more tour operator and military flights than it had at the same time last year. Additionally, after adjusting for the reduction in scheduled service capacity, bookings for the remaining scheduled service are ahead of the same time as of last year.

     As a result of the 1996 Restructuring, the Company believes it has established a better platform from which to pursue its strategy. The Company also incurred substantial costs in 1996 which it does not expect to incur in future years.

NEW CHIEF EXECUTIVE OFFICER

     On June 19, 1997, the Company announced the election of John P. Tague as President and Chief Executive Officer of the Company. Mr. Tague originally joined the Company in 1991, as Vice President of Marketing, and was elected President and Chief Operating Officer in September 1993, a position he held until his resignation in 1995. Mr. Tague subsequently served as Co-Chairman and Chief Executive Officer of the Pointe Group, an aviation consulting firm, and as Chief Executive Officer for both Vanguard Airlines, Inc. and Air South Airlines, Inc. Mr. Tague brings over twelve years of management experience in the airline industry to the Company.

BACKGROUND

     ATA flew its maiden flight on a Boeing 720 between Indianapolis and Orlando in December 1973. It was certificated as a public charter carrier in 1981 and as a scheduled air carrier in 1985. ATA grew from flying approximately 355 million RPMs in 1982, its first full year as a public charter carrier, to approximately
9.2 billion RPMs in 1996. In 1973, the Company's fleet consisted of a single leased Boeing 720. As of June 30, 1997, the Company operated a fleet of 45 aircraft. The following table illustrates the growth of the Company over the past ten years:

                                  YEAR ENDED DECEMBER 31,
                      -----------------------------------------------
                       1987      1988      1989      1990      1991
                      -------   -------   -------   -------   -------
                                   (DOLLARS IN MILLIONS)
Operating
  revenues..........  $ 254.4   $ 253.9   $ 279.1   $ 371.4   $ 414.0
EBITDA(1)...........  $  34.0   $  49.9   $  47.5   $  45.5   $  61.9
Net income (loss)...  $   3.2   $   7.0   $   4.4   $  (2.0)  $   5.6
Total assets........  $ 183.0   $ 193.4   $ 238.4   $ 251.8   $ 237.4
Block hours.........   48,870    42,642    49,222    57,847    60,177
ASMs (in
  millions).........    5,287     4,857     5,374     6,755     7,111
Employees (at period
  end)..............    1,675     1,789     2,134     2,310     2,205


                     1992     1993       1994       1995       1996
                    -------  -------   --------   --------   --------

Operating
  revenues..........$ 421.8  $ 467.9   $  580.5   $  715.0   $  750.9
EBITDA(1)...........$  45.1  $  45.2   $   55.7   $   74.6   $   26.5
Net income (loss)...$  (2.1) $   3.0   $    3.5   $    8.5   $  (26.7)
Total assets........$ 239.0  $ 269.8   $  346.3   $  413.1   $  370.3
Block hours......... 65,583   76,542    103,657    126,295    138,114
ASMs (in
  millions).........  7,521    8,232     10,443     12,522     13,296
Employees (at period
  end)..............  2,412    3,418      4,136      4,830      4,435

------------

(1) EBITDA represents net income plus interest expense (net of capitalized interest), income tax expense, depreciation and amortization.

SERVICES OFFERED

     The Company generally provides its airline services to its customers in the form of charter and scheduled service. The following table provides a summary of the Company's total revenue for the periods indicated:

                                                                     YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------
                                                           1992      1993      1994      1995      1996
                                                          ------    ------    ------    ------    ------
                                                                      (DOLLARS IN MILLIONS)
Charter
     Tour operator.....................................   $276.9    $213.7    $204.0    $229.5    $226.4
     Military..........................................     47.1      78.4      91.8      77.5      84.2
                                                          ------    ------    ------    ------    ------
     Total charter.....................................    324.0     292.1     295.8     307.0     310.6
Scheduled service......................................     61.1     138.0     240.7     362.0     386.5
Other..................................................     36.7      37.8      44.0      46.0      53.8
                                                          ------    ------    ------    ------    ------
     Total.............................................   $421.8    $467.9    $580.5    $715.0    $750.9
                                                          ------    ------    ------    ------    ------
                                                          ------    ------    ------    ------    ------

     CHARTER SALES

     As illustrated in the above table, charter sales represented 41.4% of the Company's total revenues for 1996. The Company's principal customers for charter sales are tour operators, military and government agencies, sponsors of incentive travel packages and specialty charter customers.

     TOUR OPERATOR PROGRAMS

     Sales to tour operators accounted for approximately 33% of the Company's ASMs for 1996. These leisure market programs are generally contracted for repetitive, round-trip patterns, operating over extended periods of time. In such an arrangement, the tour operator pays a fixed price for use of the aircraft (which includes the services of the cockpit crew and flight attendants, together with check-in, baggage handling and maintenance services, catering and all necessary aircraft handling services) and assumes responsibility and risk for the actual sale of the available aircraft seats. Because the Company operates primarily on a contract basis, it can, subject to competitive constraints, structure the terms of each contract to reflect the costs of providing the specific service, together with an acceptable return.

     In connection with its sales to tour operators, the Company seeks to minimize its exposure to unexpected changes in operating costs. Under its contracts with tour operators, the Company is able to pass through most increases in fuel costs from a contracted price. Under these contracts, if the fuel increase causes the tour operator's price to rise in excess of 10%, the tour operator has the option of canceling the contract. These contracts provide that the final fuel price is to be determined based on a blended average of the Company's fuel costs two weeks prior to the flight date. The Company is exposed to increases in fuel costs that occur within 14 days of flight time, to all increases associated with its scheduled service (other than bulk-seat sales) and to increases affecting any contracts that do not include fuel cost escalation provisions. See 'Risk Factors -- Aircraft Fuel.'

     The Company believes that although price is the principal competitive criterion, product quality, reputation and the ability to deliver a service that is customized to the customer's particular needs have become increasingly important to independent tour operators. Accordingly, the Company seeks to differentiate itself through increased emphasis on its ability to deliver customized in-flight service (such as food service, foreign language flight attendants and movie selections), consistency of product delivery, customer handling, delivery support and operational reliability for the tour operator. The ability to deliver a low cost tour product exceeding the leisure traveler's quality expectations provides a significant marketing advantage to the tour operator.

     Although the Company serves tour operators on a worldwide basis, its primary customers are U.S.-based and European-based tour operators. For 1996, the Company's five largest tour operator customers represented approximately 22% of the Company's consolidated revenues, and the ten largest tour operator customers represented approximately 30% of the Company's consolidated revenues.

     MILITARY/GOVERNMENT

     In 1996 military/government sales were 11.2% of the Company's total revenues and 10.8% of total ASMs. Traditionally, the Company's focus has been on short-term 'contract expansion' business which is routinely awarded by the U.S. Government based on price and availability of appropriate aircraft. The U.S. Government awards one year contracts for its military charter business, and pre-negotiates contract prices for each type of aircraft a carrier makes available. Such contracts are awarded based upon the participating airlines' average costs, and are therefore more profitable for low cost providers such as Amtran. The short-term expansion business is awarded pro rata to the carriers with aircraft availability who have been awarded the most fixed-award business, and then to any additional carrier that has aircraft available. The Company's contractor teaming arrangement with four other cargo and passenger airlines significantly increases the likelihood that the team will receive both fixed-award and contract expansion business, and increases the Company's opportunity to provide such services because the Company represents a significant portion of the team's passenger transport capacity. See ' -- Sales and Marketing.'

     Military and other government flight activity is expected to remain a significant factor in the Company's business mix. Because this business is generally less seasonal than leisure travel, it tends to

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
have a stabilizing impact on the Company's operations and earnings. The Company believes its fleet of aircraft is well suited for the changing requirements of military passenger service. Although the military is reducing its troop size at foreign bases, the military still desires to maintain its schedule frequency to these bases. Therefore, the military has a need for smaller capacity aircraft possessing long-range capability, such as the Company's Boeing 757-200ER aircraft. In 1993, the Company became the first North American carrier to receive FAA certification to operate Boeing 757-200 aircraft with 180-minute ETOPS. This certification permits specially equipped Boeing 757-200 aircraft to participate in long-range missions over water in which the aircraft may be up to three hours from the nearest alternate airport. All of the Company's Boeing 757-200s are so equipped and certified. The Company believes that this 180-minute ETOPS capability has enhanced the Company's ability to obtain awards for certain long-range missions.

     The Company is subject to biennial inspections by the military as a condition of retaining its eligibility to perform military charter flights. The last such inspection was undertaken in 1995 and the next is expected to occur in the third or fourth quarter of 1997. As a result of the Company's military business, it has been required to implement measures beyond those required by the DOT, FAA, and other government agencies.

     OTHER CHARTER SERVICES

     Incentive Travel Programs. Many corporations offer travel to leisure destinations or special events as incentive awards for employees. The Company has historically provided air travel for many corporate incentive programs. Incentive travel customers range from national incentive marketing companies to large corporations that handle their incentive travel programs on an in-house basis.

     The Company believes that its flexibility, diversity of aircraft and attention to detail have helped to establish it as one of the leaders in providing the air portion of incentive travel airline charter service. Generally, incentive travel operations are a demanding and highly customized part of the charter airline business. Incentive travel operations can vary from a single round-trip to an extensive overseas pattern involving thousands of employees and their families.

     Specialty Charters. The Company operates a significant number of specialty charter flights. These programs are normally contracted on a single round-trip basis and vary extensively in nature, from flying university alumni to a football game, to transporting political candidates on campaign trips, to moving the NASA space shuttle ground crew to an alternate landing site. Traditionally, these flights which are arranged on very short notice based on aircraft availability, allow the Company to increase aircraft utilization during off-peak periods.

     The Company believes it is able to attract this business due to its fleet size and diversity of aircraft. The size and location of the Company's fleet reduces nonproductive ferry time for aircraft and crews, resulting in more competitive pricing. The diversity of aircraft types in its fleet also allows the Company to better match a customer's particular needs with the type of aircraft best suited to satisfy those requirements.

     SCHEDULED SERVICE SALES

     In scheduled service, the Company markets air travel, as well as packaged leisure travel products, directly to retail consumers in selected markets. During 1996, scheduled service provided 51.5% of the Company's consolidated revenues and 54.9% of ASMs. The Company's strategy for its scheduled service is to offer routine, low-frequency service which stresses nonstop convenience and a simplified pricing structure oriented to the buyer of leisure travel services. The Company focuses primarily on serving selected leisure destinations with low cost, nonstop or direct flights from cities which do not have service or where there is only limited competition.

     The Company's scheduled service operations link the Company's gateway cities of Indianapolis, Chicago-Midway and Milwaukee with several popular vacation destinations such as Hawaii, Las Vegas, Florida and the Caribbean. In August 1996, the Company announced a significant reduction in scheduled service operations. More than one-third of scheduled service departures and ASMs were included in this schedule reduction. The Company completely eliminated its unprofitable Boston and

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intra-Florida operations. The Company also exited, or reduced in frequency, operations to other selected markets from Chicago-Midway, Indianapolis and Milwaukee. The Company is continuing to evaluate its scheduled service operations and believes that it may be able, on a selective basis, to expand this business.

     Included in the Company's scheduled service sales are bulk sales agreements with tour operators. Under these arrangements, which are very similar to charter sales, the tour operator may take up to 85% of an aircraft as a bulk-seat purchase. The portion which the Company retains is sold through its own scheduled service distribution. The advantage for the tour operators is that their product appears in the CRS and through other scheduled service distribution channels. Under this arrangement, the Company is obligated to provide service to the tour operators' customers even in the event of non-payment by the tour operator. To minimize its exposure under these arrangements, the Company requires bonding or a security deposit for a significant portion of the bulk-seat fare. Bulk seat sales amounted to $67.3 million in 1996, which represented 9.0% of the Company's 1996 total consolidated revenue.

     OTHER REVENUES

     In addition to its core charter and scheduled service businesses, the Company operates several other smaller businesses that complement its core businesses. In aggregate, these businesses accounted for 7.1% of the Company's revenues in 1996.

SALES AND MARKETING

  CHARTER SALES

     TOUR OPERATOR PROGRAMS

     The Company markets its charter services to tour operators primarily through its own sales force. The charter sales department's principal office is in Indianapolis, but it also has offices in Orlando, New York, San Francisco, Seattle, Boston, Chicago, Detroit, London and Frankfurt. Through this sales force, the Company markets its charter, sub-service, military and specialty products. While most of ATA's charter or customized sales are transacted directly with the end customer, the Company also utilizes brokers with certain customers.

     In general, tour operators either package the Company's flights with traditional ground components (e.g., hotels, rental cars, attractions) or sell only the airline passage ('airfare only'). Tickets on the Company's flights contracted to tour operators are issued by the tour operator either directly to passengers or through retail travel agencies. Under the current DOT regulations with respect to charter transportation originating in the United States, all charter airline tickets must generally be paid for in cash and all funds received from the sale of charter seats (and in some cases the costs of land arrangements) must be placed into escrow by the tour operator or protected by a surety bond satisfying certain prescribed standards. Currently, the Company provides a third-party bond which is unlimited in amount in order to satisfy its obligations under these regulations. Under the terms of its bonding arrangements, the issuer of the bond has the right to terminate the bond at any time on 30 days' notice. The Company provides a $2.5 million letter of credit to secure its potential obligations to the issuer of the bond. If the bond were to be materially limited or canceled, the Company, like all other U.S. charter airlines, would be required to escrow funds to comply with the DOT requirements summarized above. Compliance with such requirements would reduce the Company's liquidity and require it to fund higher levels of working capital ranging up to $16.0 million based on anticipated 1997 peak travel periods. See
' -- Regulation.'

     In general, the Company enters into contracts with tour operators four to nine months in advance of the commencement of the service to be provided. Pursuant to these contracts, tour operators, who are often thinly capitalized, are required generally to pay to the Company at the time the contract is executed a deposit for as much as one week's revenue due under the contract (in the case of recurring pattern contracts) to 10% to 30% of the total charter payment (in the case of nonrecurring pattern contracts). Tour operators are required to pay the remaining balance of the charter payment to the Company at least two weeks prior to the flight date. In the event the tour operator fails to make the

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remaining payment when due, the Company must either cancel the flight at least ten days prior to the flight date or, pursuant to DOT regulations, perform under the contract notwithstanding the breach by the tour operator. In the event the tour operator cancels or defaults under the contract with the Company or otherwise notifies the Company that such tour operator no longer needs charter service, the Company is entitled under the contract to keep the contractually established cancellation fees, which may be more or less than the deposit. Whether the Company elects to exercise this right in a particular case will depend upon a number of factors, including the Company's ability to redeploy the aircraft, the amount of money on deposit or secured by a letter or credit, the relationship the Company has with the tour operator and the general market conditions existing at the time. The Company may choose to renegotiate a contract with a tour operator from time to time based on market conditions. As part of any such renegotiations a tour operator may seek to reduce the per-seat price or the number of flights or seats per flight which the tour operator is obligated to purchase.

     MILITARY/GOVERNMENT

     Traditionally, the Company's focus has been on short-term contract expansion business which is routinely awarded by the U.S. Government based on price and availability of appropriate aircraft. The short-term expansion business is awarded pro rata to the carriers with aircraft availability who have been awarded the most fixed-award business, and then to any additional carrier that has aircraft available. Pursuant to the military's fixed-award system, each participating airline is given certain 'mobilization value points' based on the number and type of aircraft then available from such airline. A participant may increase the number of its mobilization value points by teaming up with one or more other airlines to increase the total number of mobilization value points of the team. Generally, a charter passenger airline will seek to team up with one or more cargo airlines and vice versa. When the military determines its requirements for a particular period, it determines how much of each particular type of service it will need (e.g., narrow-body, passenger service). It will then award each type of business to those carriers or teams that have committed to make available that type of aircraft and service, with the carriers or teams with the highest amount of mobilization value points given a preference. When an award is presented to a team, the charter passenger airline will generally perform the passenger part of the award and a cargo airline will perform the cargo part of the award.

     In 1992, the Company entered into a contractor teaming arrangement with four other cargo and passenger airlines serving the military. If the Company used only its own mobilization value points, it would be entitled to a fixed-award of approximately 1% of total awards under the system; however, when all of the Company's team members are taken into account, their portion of the fixed-award is approximately 34% of total awards under the system. As a result, the contractor teaming arrangement significantly increases the likelihood that the team will receive a fixed-award contract, and, to the extent the award includes passenger transport, increases the Company's opportunity to provide such service because the Company represents a significant portion of the team's passenger transport capacity. In addition, since the expansion business is also awarded as a function of the fixed-award system, the Company, through its contractor teaming arrangement, should also receive a greater percentage of the short-term expansion business. As part of its participation in this contract teaming arrangement, the Company pays certain utilization fees to other team members.

  SCHEDULED SERVICE

     In scheduled service, the Company markets air travel, as well as packaged leisure travel products, directly, as well as through travel agents, to retail consumers in selected markets. Approximately 67% of the Company's scheduled service tickets are sold by travel agents through computer reservation systems that have been developed and are controlled by other airlines. Travel agents generally receive commissions based on the price of tickets sold. Accordingly, airlines compete not only with respect to the price of tickets sold but also with respect to the amount of commissions paid. Airlines often pay additional commissions in connection with special revenue programs. Federal regulations have been promulgated that are intended to diminish preferential schedule displays and other practices with respect to the reservation systems that place the Company and other similar users at a competitive disadvantage to the airlines controlling the systems. The Company believes that by reducing its scheduled service operations to a few selected markets, its marketing and advertising expenditures are

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much more effective. The Company believes this process will strengthen its competitive position and improve both load factors and yields in its scheduled service operations.

AIRCRAFT FLEET

     As of June 30, 1997, the Company operated a fleet of 14 Lockheed L-1011s, 24 Boeing 727-200ADVs and 7 Boeing 757-200s.

     Lockheed L-1011 Aircraft. The Company's 14 Lockheed L-1011 aircraft are wide-body aircraft, 12 of which have a range of 2,971 nautical miles and 2 of which have a range of 3,425 nautical miles. These aircraft conform to the FAA's Stage 3 noise requirements and have a low ownership cost relative to most other wide-body aircraft types. See ' -- Environmental Matters.' As a result, the Company believes these aircraft offer a competitive advantage when operated on long-range routes, such as on transatlantic, Caribbean and West Coast-Hawaii routes. These aircraft have an average age of approximately 22 years. As of June 30, 1997, thirteen of these aircraft were owned by the Company and one was under an operating lease that expires in March 2001. Certain of the L-1011 aircraft owned by the Company are subject to mortgages and other security interests granted in favor of the Company's lenders under its bank credit. The terms of such security arrangements prohibit any sale or lease of such aircraft without the consent of the secured party, subject, however, to certain exceptions, including in most cases leases not in excess of six months where the Company maintains operational control of the property. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources Credit Facilities.'

     Boeing 727-200ADV Aircraft. The Company's 24 Boeing 727-200ADV aircraft are narrow-body aircraft equipped with high thrust, JT8D-15/-15A/-17/-17A engines and have a range of 2,050 nautical miles. These aircraft, of which 16 conform to Stage 2 and 8 conform to Stage 3 noise requirements as of June 30, 1997, have an average age of approximately 17 years. The Company leases 23 of these aircraft, with initial lease terms that expire between December 1997 and November 2002, subject to the Company's right to extend each lease for varying terms. The Company may be required prior to December 31, 1998 and will be required prior to December 31, 1999, to make expenditures for engine 'hushkits' or to acquire replacement aircraft so that its entire fleet conforms to Stage 3 noise requirements in accordance with FAA regulations. In general, the lessors of the Company's Boeing 727-200ADVs have agreed to finance hushkits for these aircraft which, if accepted by the Company, will result in an automatic extension of the lease term for each aircraft. Although Boeing 727-200ADV aircraft are subject to the FAA's Aging Aircraft program, the Company does not expect that its cost of compliance for these aircraft over the next two years will be material. See
' -- Regulation.'

     Boeing 757-200ADV Aircraft. The Company's 7 Boeing 757-200 aircraft are modern, narrow-body aircraft, all of which have a range of 3,679 nautical miles. These aircraft, all of which are leased, have an average age of approximately 3 years and meet Stage 3 noise requirements. The Company's Boeing 757-200s have higher ownership costs than the Company's Lockheed L-1011 and Boeing 727-200ADV aircraft, but relatively low operational costs. In addition, unlike most other aircraft of similar size, the Boeing 757-200 has the capacity to operate on extended flights over water. The leases for the Company's Boeing 757-200 aircraft have initial terms that expire on various dates between October 1997 and March 2015, subject to the Company's right to extend each lease for varying terms.

FLIGHT OPERATIONS

     Worldwide flight operations are planned and controlled by the Company's Flight Operations Group operating out of its facilities located in Indianapolis, Indiana, which are staffed on a 24-hour basis seven days a week. Logistical support necessary for extended operations away from the Company's fixed bases are coordinated through its global communications network. ATA's complex operating environment demands a high degree of skill and flexibility from its Flight Operations Group.

     In order to enhance the reliability of its service, the Company seeks to maintain at least two spare L-1011 and three spare Boeing 727 aircraft at all times. The spare aircraft can be dispatched on short notice to most locations in the world where a substitute aircraft is needed for mechanical or other

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reasons. The spare aircraft allows the Company to provide to its customers a dispatch reliability that is hard for an airline of comparable or smaller size to match.

MAINTENANCE AND SUPPORT

     The Company's Maintenance and Engineering Center is located at Indianapolis International Airport. The 120,000 square-foot facility was designed to meet the maintenance needs of the Company's operations as well as provide contract control of purchased services. The Company performs approximately 75% of its own maintenance work, excluding engine overhauls and L-1011 and 727 heavy airframe checks.

     The Company currently maintains ten permanent maintenance facilities, including its Indianapolis facility. In addition, the Company utilizes 'Road Teams,' which are dispatched as flight operations require to arrange for and supervise maintenance services at temporary locations. The Company sends Road Teams to oversee the 25% of its airframe maintenance not performed in house.

     The Maintenance and Engineering Center is an FAA-certificated repair station and has the expertise to perform routine, as well as non-routine, maintenance on L-1011, 727, and 757 aircraft. Capabilities of the Maintenance and Engineering Center include: (i) airworthiness directive and service bulletin compliance; (ii) modular teardown and buildup of Rolls Royce RB211-22B engines;
(iii) nondestructive testing, including radiographics, x-ray, ultrasound, magnetic particle and eddy current; (iv) avionics component repair; (v) on-wing engine testing; (vi) interior modification; (vii) repair and overhaul of accessories and components, including hydraulic units and wheel and brake assemblies; and (viii) sheet metal repair with hot bonding and composite material capabilities. The Company contracts with third parties for certain engine and airframe overhaul and other services if the Company does not have the technical capability or facility capacity, or if such services can be obtained on a more cost-effective basis from outside sources.

COMPETITION

     The Company competes in a number of different markets because it offers different products and services, and the nature and intensity of such competition varies from market to market. In marketing its charter and scheduled airline services, the Company emphasizes its ability to provide a simplified product designed to meet the primary needs of leisure travelers. This includes offering low fares, nonstop or direct flights from the customer's city of origin and in-flight services that are comparable to standard coach service on scheduled airlines. By offering low cost air travel products that can be tailored to meet the specific needs of its customers, particularly independent tour operators, the Company believes it is able to differentiate itself from most major scheduled airlines, whose principal focus is on frequent scheduled service on established routes, as well as from smaller charter airlines, which often do not have comparably diverse fleets or the ability to provide similar support or customization.

     In the United States, there are few barriers to entry into the airline business, apart from the need for certain government licenses and the need for and availability of financing, particularly for those seeking to operate on a small scale with limited infrastructure and other support systems. As a result, the Company may face increased competition from startup airlines in selected markets from time to time. In the leisure travel market, the Company's principal business, the competition for airline passengers is significant. The Company competes with both scheduled and charter airlines, both in the U.S. and internationally. The Company generally competes on the basis of price, availability of equipment, quality of service and convenience. See 'Risk
Factors -- Industry Conditions and Competition.'

     COMPETITION FROM SCHEDULED AIRLINES

     The Company competes against U.S., European and Mexican scheduled airlines, most of which are significantly larger than the Company and many of which have greater access to capital than the Company. These airlines compete for leisure travel customers in a variety of ways, including wholesaling to tour operators discounted seats on scheduled flights, promoting prepackaged tours to travel agents for sale to retail customers and selling discounted, airfare-only products to the public. As a result, all

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charter airlines, including the Company, generally are required to compete for customers against the lowest revenue-generating seats of the scheduled airlines.

     Charter airlines generally have a lower cost structure than most scheduled airlines. The major scheduled airlines typically incur higher costs related to labor, marketing, reservation systems and airport facilities, among other items. Because of their cost structures, the scheduled airlines generally do not compete directly with charter airlines on a price basis. However, during periods of dramatic fare cuts by the scheduled airlines, the Company is forced to compete against these deeply discounted seats. The scheduled airlines do compete with charter airlines by selling excess capacity to tour operators and consolidators at bulk rates and also selling charter services on a limited basis.

     The Company's charter service also competes against the scheduled airlines on the basis of convenience and quality of service. As the U.S. scheduled airline industry has consolidated, the traffic patterns have evolved into what is commonly referred to as the 'hub-and-spoke' system. Partially as a result of the creation of numerous hub-and-spoke route systems, many smaller cities are not served by direct or nonstop flights to leisure destinations, and many secondary leisure destinations do not receive direct or nonstop service from more than a few major U.S. cities. The Company, through tour operators, targets these markets by offering nonstop service to leisure destinations on a limited-frequency basis designed to appeal to the leisure traveler and to provide relatively high load factors. The Company believes that a significant amount of its charter flights provide nonstop convenience to destinations not available to passengers through scheduled airlines.

     The Company competes directly with several scheduled airlines on certain leisure routes, particularly in the Indianapolis, Milwaukee and Chicago-Midway markets. Although several airlines serve these markets, historically, the Company has been able to compete successfully for the leisure customer. The Company is continually evaluating these markets for their future potential.

COMPETITION FROM CHARTER AIRLINES

     In addition to competing with major domestic, European and Mexican scheduled airlines, the Company also faces competition from charter airlines. In the U.S., the Company competes primarily with two smaller U.S. charter airlines. This is the lowest number of charter carriers competing for business in many years, a situation that could promote additional entries into the charter market. In Europe, the Company competes with several large European charter airlines, many of which are part of entities which also own tour operators and travel agencies or scheduled airlines. To date, the Company has been able to compete successfully against both the U.S. and European charter airlines. In the case of the European charter airlines, the Company believes that its success has been primarily due to the higher operating costs of such European airlines. In Mexico, the Company competes against several Mexican charter airlines operating charters between the U.S. and Mexico.

     Based upon bilateral aviation agreements between the U.S. and other nations, and, in the absence of such agreements, comity and reciprocity principles, the Company, as a charter carrier, is generally not restricted as to the number of frequency of its flights to and from most destinations in Europe. However, these agreements generally restrict the Company to the carriage of passengers and cargo on flights which either originate in the U.S. and terminate in a single European nation, or which originate in a single European nation and terminate in the U.S. Proposals for any additional charter service must generally be specifically approved by the civil aeronautics authorities in the relevant countries. Approval of such a proposal is typically based on considerations of comity and reciprocity and cannot be guaranteed. See
' -- Regulation.'

PROPERTIES

     The Company leases three adjacent office buildings in Indianapolis, consisting of approximately 136,000 square feet. These buildings are located approximately one mile from the Indianapolis International Airport and are used for headquarters staff and for the operation of the Indianapolis reservations center.

     The Company's Maintenance and Engineering Center is located at Indianapolis International Airport. This 120,000 square-foot facility was designed to meet the base maintenance needs of the Company's operations, as well as to provide support services for other maintenance locations. The

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Indianapolis Maintenance and Engineering Center is an FAA-certificated repair station and has the capability to perform routine, as well as non-routine, maintenance on the Company's aircraft.

     In 1995, the Company completed the lease of Hangar No. 2 at Chicago's Midway Airport for an initial lease term of ten years, subject to two five-year renewal options. With the reduction in scheduled service in 1996, the Company is reconsidering other options for the use of this hangar.

     Also in 1995, the Company relocated and expanded its Chicago area reservations unit to an 18,700 square-foot facility located near Chicago's O'Hare Airport. This new property is expected to accommodate the continued growth of the Company's scheduled service into the foreseeable future.

INSURANCE

     The Company carries types and amounts of insurance customary in the airline industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers compensation. Under the Company's current insurance policies, it will not be covered by such insurance were it to fly, without the consent of its insurance provider, to certain high risk countries. The Company does not consider the inability to operate into or out of any of these countries to be a significant limitation on its business. The Company will support certain U.S. government operations in areas where its insurance policy does not provide coverage for losses when the U.S. government provides sufficient replacement insurance coverage.

EMPLOYEES

     As of June 30, 1997, the Company had 4,754 employees. In June 1991, the Company's flight attendants elected the AFA as their representative. In December 1994, the flight attendants ratified a four-year collective agreement. In June 1993, the Company's cockpit crews elected the IBT as their representative. In September 1996, following three years of negotiation, a four-year collective agreement was ratified by the cockpit crews.

     The Company believes that its relations with its employees are good. However, the existence of a significant dispute with any sizable number of its employees could have a material adverse effect on the Company's operations.

REGULATION

     The Company is an air carrier subject to the jurisdiction of and regulation by the DOT and the FAA. The DOT is primarily responsible for regulating consumer protection and other economic issues affecting air services and determining a carrier's fitness to engage in air transportation. In 1981, the Company was granted a Certificate of Public Convenience and Necessity pursuant to Section 401 of the Federal Aviation Act authorizing it to engage in air transportation. The Company is also subject to the jurisdiction of the FAA with respect to its aircraft maintenance and operations. The FAA requires each carrier to obtain an operating certificate and operations specifications authorizing the carrier to operate to specific airports using specified equipment. All of the Company's aircraft must have and maintain certificates of airworthiness issued by the FAA. The Company holds an FAA air carrier operating certificate under Part 121 of the Federal Aviation Regulations.

     The Company believes it is in compliance with all requirements necessary to maintain in good standing its operating authority granted by the DOT and its air carrier operating certificate issued by the FAA. A modification, suspension or revocation of any of the Company's DOT or FAA authorizations or certificates could have a material adverse effect upon the Company.

     The FAA has issued a series of Airworthiness Directives under its 'Aging Aircraft' program which are applicable to the Company's Lockheed L-1011 and Boeing 727-200 aircraft. The Company does not currently expect the future cost of these directives to be material.

     Several aspects of airline operations are subject to regulation or oversight by Federal agencies other than the DOT and FAA. The United States Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by the Company through its cargo affiliate. Labor relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and labor unions arising under collective bargaining agreements. The Company is subject to the jurisdiction of the Federal Communications Commission regarding the utilization of its radio facilities.

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In addition, the Immigration and Naturalization Service, the U.S. Customs
Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of the Company's aircraft, passengers and cargo to ensure the Company's compliance with U.S. immigration, customs and import laws. The Commerce Department also regulates the export and reexport of the Company's U.S.-manufactured aircraft and equipment.

     In addition to various federal regulations, local governments and authorities in certain markets have adopted regulations governing various aspects of aircraft operations, including noise abatement, curfews and use of airport facilities. Many U.S. airports have adopted or are considering adopting a 'Passenger Facility Charge' of up to $3.00 generally payable by each passenger departing from the airport. This charge must be collected from passengers by transporting air carriers, such as ATA, and must be remitted to the applicable airport authority. Airport operators must obtain approval of the FAA before they may implement a Passenger Facility Charge.

     Based upon bilateral aviation agreements between the U.S. and other nations, and, in the absence of such agreements, comity and reciprocity principles, the Company, as a charter carrier, is generally not restricted as to the frequency of its flights to and from most destinations in Europe. However, these agreements generally restrict the Company to the carriage of passengers and cargo on flights which either originate in the U.S. and terminate in a single European nation, or which originate in a single European nation and terminate in the U.S.

     Proposals for any additional charter service must generally be specifically approved by the civil aeronautics authorities in the relevant countries. Approval of such requests is typically based on considerations of comity and reciprocity and cannot be guaranteed.

ENVIRONMENTAL MATTERS

     Under the Airport Noise and Capacity Act of 1990 and related FAA regulations, the Company's aircraft fleet must comply with certain Stage 3 noise restrictions by certain specified deadlines. These regulations require that the Company achieve a 75% Stage 3 fleet by December 31, 1998. In general, the Company would be prohibited from operating any Stage 2 aircraft after December 31, 1999. As of June 30, 1997, 65% of the Company's fleet met Stage 3 requirements. The Company expects to meet future Stage 3 fleet requirements through Boeing 727-200 hushkit modifications, combined with additional future deliveries of Stage 3 aircraft.

     In addition to the aircraft noise regulations administered by the FAA, the EPA regulates operations, including air carrier operations, which affect the quality of air in the United States. The Company has made all necessary modifications to its operating fleet to meet fuel-venting requirements and smoke-emissions standards.

     The Company maintains on its property in Indiana two underground storage tanks which contain quantities of deicing fluid and emergency generator fuel. These tanks are subject to various EPA and State of Indiana regulations. The Company believes it is in substantial compliance with applicable regulatory requirements with respect to these storage facilities.

     At its aircraft line maintenance facilities, the Company uses materials which are regulated as hazardous under federal, state and local law. The Company maintains programs to protect the safety of its employees who use these materials and to manage and dispose of any waste generated by the use of these materials, and believes that it is in substantial compliance with all applicable laws and regulations.

LEGAL PROCEEDINGS

     Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following serve as executive officers and directors of the Company:

                   NAME                      AGE                         POSITION
------------------------------------------   ---   -----------------------------------------------------
J. George Mikelsons.......................   60    Chairman of the Board of Directors
John P. Tague.............................   35    President, Chief Executive Officer and Director
James W. Hlavacek.........................   61    Executive Vice President, Chief Operating Officer and
                                                     Director
Kenneth K. Wolff..........................   51    Executive Vice President, Chief Financial Officer and
                                                     Director
Dalen D. Thomas...........................   30    Senior Vice President, Marketing, Sales and Strategic
                                                     Planning and Director
Robert A. Abel............................   43    Director
William P. Rogers, Jr. ...................   46    Director
Andrejs P. Stipnieks......................   56    Director

     J. George Mikelsons is the founder, Chairman of the Board of Directors and, prior to the Company's initial public offering in May 1993, was the sole shareholder of Amtran. Mr. Mikelsons founded American Trans Air, Inc. and Ambassadair Travel Club, Inc. in 1973. Mr. Mikelsons currently serves on several boards of directors, including the Allison Engine Company, where he is Chairman of the Board, the Indianapolis Convention and Visitors Association, where he is a member of the Executive Committee, the Air Transport Association, the National Air Carrier Association and TWC Resources Corporation (formerly the Indianapolis Water Company). Mr. Mikelsons has been an airline Captain since 1966 and remains current on several jet aircraft.

     John P. Tague was appointed President and Chief Executive Officer, and elected a Director, in June 1997. Mr. Tague originally joined the Company in 1991, and in 1993 was promoted to the position of President and Chief Operating Officer. Mr. Tague resigned from the Company in 1995, and founded and served as Co-Chairman and Chief Executive Officer of the Pointe Group, an aviation consulting firm. Recently, Mr. Tague served as the Chief Executive Officer of both Vanguard Airlines, Inc. and Air South Airlines, Inc. Mr. Tague has over 12 years of management experience in the airline industry.

     James W. Hlavacek was appointed Chief Operating Officer in 1995. He continues to serve as Executive Vice President and President of ATA Training Corporation. From 1986 to 1989, he was Vice President of Operations. Mr. Hlavacek has been a commercial airline pilot for more than 30 years and has held the rank of Captain for nearly 27 years. He was ATA's Chief Pilot from 1985 to 1986. Mr. Hlavacek is a graduate of the University of Illinois.

     Kenneth K. Wolff was appointed Executive Vice President and Chief Financial Officer in 1991. From 1990 to 1991, he was Senior Vice President and Chief Financial Officer. From 1989 to 1990, he was President and Chief Executive Officer of First of America Bank -- Indianapolis (which is a lender under certain of the Company's credit facilities). From 1988 to 1989, he was President and Chief Operating Officer of such bank. Prior to his appointment as President, he held various positions at the bank since 1969. He is a graduate of Purdue University with a B.S. Degree in Industrial Management. Mr. Wolff also holds a Masters in Business Administration from Indiana University and was a member of the faculty there for five years.

     Dalen D. Thomas was appointed Senior Vice President, Marketing, Sales and Strategic Planning, and was elected a Director, in August 1996. Mr. Thomas worked at Bain & Company, Inc. for seven years. While at Bain, he worked on the team that restructured Continental Airlines. He graduated and received a Masters in Business Administration from Stanford University.

     Robert A. Abel is a director in the public accounting firm of Blue & Co., LLC. Mr. Abel is a magna cum laude graduate of Indiana State University with a B.S. Degree in Accounting. He is a certified public accountant with over 18 years of experience in the areas of auditing and corporate tax and has been involved with aviation accounting and finance since 1976.

     William P. Rogers, Jr., is a partner in the New York law firm of Cravath, Swaine & Moore. After graduating from Case Western Reserve University School of Law in 1978, he served as a clerk in the

United States Court of Appeals for the Sixth Circuit based in Cincinnati. He joined the Cravath firm a year later and became a partner in 1985. His practice includes a wide variety of corporate matters, including public and private financings, mergers and acquisitions and corporate restructurings.

     Andrejs P. Stipnieks is a Senior Government Solicitor in the Office of Commercial Law. Australian Government Solicitor's Office. He graduated from the University of Adelaide, South Australia, and is a Barrister and Solicitor of the Supreme Courts of South Australia and the Australian Capital Territory and of the High Court of Australia. He has specialized in transport law and practice, especially aviation law and practice and represented Australia on the Legal Committee of the International Civil Aviation Organization at Montreal in 1983.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of September 1, 1997, the number of shares of Common Stock of the Company owned by any person known by management to beneficially own more than 5% of such stock and by all directors and executive officers of the Company as a group:

                                                                                 NUMBER OF
                                                                                   SHARES
                                                                                BENEFICIALLY     PERCENT
NAME AND ADDRESS OF INDIVIDUAL/GROUP                                               OWNED        OF CLASS
-----------------------------------------------------------------------------   ------------    ---------

J. George Mikelsons..........................................................     8,479,000        73.0
Dimensional Fund Advisors Inc.  .............................................       610,600(2)      5.3
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401
Heartland Advisors, Inc.  ...................................................       600,000(3)      5.2
  790 N. Milwaukee Street
  Milwaukee, WI 53202
All directors and executive officers as a group(1) (excluding J. George
  Mikelsons).................................................................       263,300(4)    --   (5)

------------

(1) Group consists of six persons (Messrs. Hlavacek, Wolff, Thomas, Abel, Rogers and Stipnicks).

(2) Dimensional Fund Advisors Inc. ('Dimensional'), a registered investment advisor, has filed with the Commission its statement on Schedule 13G, dated February 5, 1997, to the effect that it has sole voting power over 413,400 shares, and sole dispositive power over 610,600 shares. Such statement of Dimensional's beneficial ownership, voting power, dispositive power and percent of class as stated herein, is based solely on information stated therein. Dismensional is deemed to have beneficial ownership of 610,600 shares of Amtran, Inc. stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in a series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all of such shares.

(3) Heartland Advisors, Inc. ('Heartland'), a registered investment advisor, filed with the Commission its statement on Schedule 13G, dated February 12, 1997, to the effect that it has sole voting and sole dispositive power over all these shares. Such statement of Heartland's beneficial ownership, voting power, dispositive owner and percent of class as stated herein, is based solely on information stated therein.

(4) Includes (a) presently exercisable options to purchase 36,000 shares each granted to Messrs. Wolff and Hlavacek on July 7, 1993, under the Company's 1993 Incentive Stock Plan for Key Employees; (b) presently exercisable options to purchase 10,000 shares each granted to Messrs. Hlavacek and Wolff on February 25, 1994, under said Plan; (c) presently exercisable options to purchase 12,000 shares each granted to Messrs. Wolff and Hlavacek on February 14, 1995, under said Plan; (d) presently exercisable options to purchase 10,000 shares each granted to Messrs. Wolff and Hlavacek on March 21, 1996, under said Plan; (e) presently exercisable options to purchase 75,000 shares granted to Mr. Thomas on August 9, 1996, under the Company's 1996 Incentive Stock Plan; and (f) presently exercisable options to purchase 3,500 shares each granted to Messrs. Abel, Rogers and Stipnicks under the Company's Stock Option Plan for Non-Employee Directors.

(5) Represents less than 3% of the outstanding stock of the Company.

                       CERTAIN RELATED PARTY TRANSACTIONS

     Mr. Mikelsons is the sole owner of Betaco, Inc., a Delaware corporation ('Betaco'). Betaco currently owns two helicopters (a Bell 206B JetRanger III and an Aerospatiale 355F2), both of which are leased to ATA. The lease for the JetRanger III currently requires a monthly payment of $7,000 and provides either party the right to terminate the lease upon six months' notice. The lease for the Aerospatiale 355F2 is on an 'as used' basis. The Company believes that the current terms of the leases with Betaco for this equipment are, in general, no less favorable to the Company than those that could be obtained from third parties.

     Prior to January 1, 1997, the Company had an arrangement with Betaco under which Betaco made certain vessels available to the Company and the Company paid or reimbursed certain cash operating expenses relating to the use and maintenance of these vessels. Such arrangement was terminated as of January 1, 1997. For the year ending December 31, 1996, the Company made payments totaling $194,000 pursuant to this arrangement.

                     DESCRIPTION OF THE NEW CREDIT FACILITY

     Concurrently with the closing of the Original Offering, the Company entered into the New Credit Facility. The following summary of the material provisions of the New Credit Facility does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the New Credit Facility, a copy of which is available from the Company upon request.

     ATA is the borrower under the New Credit Facility which is guaranteed by the Company and each of the Company's other subsidiaries (including future subsidiaries) that are Guarantors. The New Credit Facility provides for a $50 million revolving line of credit, including up to $25 million for stand-by letters of credit. The New Credit Facility will terminate, and all amounts borrowed thereunder will become due and payable on April 1, 2001. Borrowings under the New Credit Facility are secured by certain L-1011 aircraft and engines and such additional assets as may be required to provide a loan to value ratio not in excess of 75%.

     So long as no event of default (as defined in the New Credit Facility) is continuing, borrowings under the New Credit Facility bear interest, at the option of ATA, at either (i) LIBOR plus 1.50% to 2.50% (depending on certain financial ratios) or (ii) the Agent Bank's prime rate plus 0% to 0.50% (depending on certain financial ratios). ATA incurs a quarterly commitment fee ranging from 0.25% to 0.50% per annum on the average unused portion of the commitment (depending on certain financial ratios).

     The New Credit Facility contains covenants which, absent the prior written consent of the Required Banks (as defined in the New Credit Facility), among other things, limit the amount of debt that the Company, ATA or any of their subsidiaries may incur, limit the placement of liens on the Company's, ATA's or any of their subsidiaries' assets, restrict the ability of the Company, ATA or any of their subsidiaries to make capital expenditures, restrict the payment of dividends, distributions to stockholders and other similar payments, restrict the ability of the Company, ATA or any of their subsidiaries to merge with or into another person or sell or dispose of their assets and prevent the Company, ATA or any of their subsidiaries from prepaying or redeeming indebtedness, including the Notes. Further, covenants require that, for specified periods, ATA maintain a minimum tangible net worth of at least $50 million plus 50% of net profits as of the end of each fiscal quarter, certain specified ratios of cash flow to interest expense and aircraft rentals, and total adjusted liabilities to tangible net worth.

     Among other events of default, a reduction below 51% in (i) J. George Mikelsons' or his heirs' beneficial ownership of the Company's outstanding capital stock, or (ii) the Company's beneficial ownership of ATA's outstanding capital stock, are both specified as events of default.

                            DESCRIPTION OF THE NOTES

     The Outstanding Notes were, and the Exchange Notes will be, issued under an Indenture, dated as of July 24, 1997, among the Company, as issuer, American Trans Air, Inc., Ambassadair Travel Club, Inc., ATA Vacations, Inc. (formerly Amber Tours, Inc.), Amber Travel, Inc., American Trans Air Training Corporation, American Trans Air ExecuJet, Inc., and Amber Air Freight Corporation, as guarantors (collectively, the 'Guarantors'), and First Security Bank, N.A., as trustee (the 'Trustee'). The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'). Copies of the Indenture and the Notes are available upon request from the Company. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see ' -- Certain Definitions.'

GENERAL

     The Notes are unsecured senior obligations of the Company, initially limited to $100 million aggregate principal amount, and will mature on August 1, 2004. Each Note will initially bear interest at 10 1/2% per annum from the Closing Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the January 15 or July 15 immediately preceding the Interest Payment Date) on February 1 and August 1 of each year, commencing February 1, 1998.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York; provided that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See ' -- Book-Entry; Delivery and Form.' No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     For each Outstanding Note accepted for exchange, the Holder thereof will receive an Exchange Note having a principal amount equal to that of the surrendered Outstanding Note.

     The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except that, if an exchange offer with respect to the Exchange Notes is not consummated by January 24, 1998, the rate per annum at with the Outstanding Notes bear interest will be increased temporarily. See 'Registration Rights Agreement for Outstanding Notes.'

     All Outstanding Notes and Exchange Notes will be treated as a single class of securities for all purposes under the Indenture.

OPTIONAL REDEMPTION

     In the event that more than 98% of the outstanding principal amount of the Notes are tendered pursuant to an Offer to Purchase, as required by the 'Limitation on Asset Sales' or 'Repurchase of Notes upon a Change of Control' covenant, the balance of the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time thereafter and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at a Redemption Price equal to the price specified in such Offer to Purchase plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date).

     The Notes will also be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after August 1, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holders' last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing August 1 of the years set forth below:

                                                                          REDEMPTION
YEAR                                                                        PRICE
-----------------------------------------------------------------------   ----------

2002...................................................................     105.250%
2003...................................................................     102.625%

     In addition, at any time prior to August 1, 2000, the Company may redeem up to 35% of the principal amount of the Notes with the proceeds of one or more sales of its Common Stock, at any time or from time to time in part, at a Redemption Price (expressed as a percentage of principal amount) of 110.500%, plus accrued and unpaid interest to the Redemption Date (subject to the rights of Holders of record on the relevant Regular Record Date that is prior to the Redemption Date to receive interest due on an Interest Payment Date); provided that at least $65 million aggregate principal amount of Notes remains outstanding after each such redemption.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SINKING FUND

     There will be no sinking fund payments for the Notes.

GUARANTEE

     The Company's obligations under the Notes are fully and unconditionally guaranteed (the 'Note Guarantees') on an unsecured, unsubordinated basis, jointly and severally, by the Guarantors; provided that no Note Guarantee shall be enforceable against any Guarantor in an amount in excess of the net worth of such Guarantor at the time that determination of such net worth is, under applicable law, relevant to the enforceability of such Note Guarantee. Such net worth shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution.

     Each Note Guarantee, other than the Note Guarantee provided by ATA, will provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer to any Person that is not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock issued by, or all or substantially all the assets of, such Guarantor (which sale, exchange or transfer is not prohibited by the Indenture).

RANKING

     The Indebtedness evidenced by the Notes and the Note Guarantees will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and the Guarantors, respectively, and senior in right of payment to all existing and future subordinated indebtedness of the Company and the Guarantors, respectively. The Notes and Note Guarantees will also be effectively subordinated to all existing and future secured indebtedness of the Company and the Guarantors, to the extent of such security. At June 30, 1997, after giving pro forma effect to the Offering and the application of the net proceeds thereof, the Company (on a consolidated basis) would have had outstanding approximately $172.7 million of indebtedness (including the Notes), approximately $63.9 million of which would have been secured. At June 30, 1997, after giving pro forma effect to the Offering and the application of the net proceeds thereof, the Guarantors (on a consolidated basis excluding indebtedness owed to the Company and indebtedness of Amtran) would have had approximately $72.7 million of indebtedness outstanding (other than the Note Guarantees), approximately $63.9 million of which would have been secured indebtedness. See 'Capitalization.' The Credit Agreement is secured by thirteen L-1011 aircraft and related engines, including spares and may be secured by other assets as provided thereunder. See 'Description of the New Credit Facility.' The Notes will be effectively subordinated to such indebtedness to the extent of such security interests. See 'Risk Factors -- Effective Subordination of Notes to Secured Obligations of Subsidiaries.'

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

     'Acquired Indebtedness' means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

     'Adjusted Consolidated Net Income' means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary which is not a Guarantor to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

     'Adjusted Consolidated Net Tangible Assets' means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the 'Commission Reports and Reports to Holders' covenant.

     'Affiliate' means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, 'control' (including, with correlative meanings, the terms 'controlling,' 'controlled by' and 'under common control with'), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     'Asset Acquisition' means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

     'Asset Disposition' means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

     'Asset Sale' means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares), (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that 'Asset Sale' shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause
(B) of the 'Limitation on Asset Sales' covenant or (c) sales or other dispositions of assets in a single transaction or series of related transactions having a fair market value, as determined in good faith by the Board of Directors, of $2 million or less.

     'Average Life' means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     'Capital Stock' means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

     'Capitalized Lease' means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     'Capitalized Lease Obligations' means the discounted present value of the rental obligations under a Capitalized Lease.

     'Change of Control' means such time as (i) (x) a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate 'beneficial owner' (as defined in Rule 13d-3 under the Exchange
Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date and (y) immediately following the occurrence of the events specified in subsection (x), there shall have occurred any downgrading, or notice shall have been given of any intended or potential downgrading, in the rating accorded any of the Company's securities or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     'Closing Date' means the date on which the Notes are originally issued under the Indenture.

     'Consolidated EBITDA' means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses arising out of sales of assets), (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in the calculation of Adjusted Consolidated Net Income in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by
(B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

     'Consolidated Interest Expense' means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation but without duplication, amortization of original issue discount on any Indebtedness and the interest portion of any deferred purchase price payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and the interest component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof), (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes or the Credit Agreement, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP, and (iii) any interest or other

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
financing costs associated with loans to students of the Company's training academy, unless such costs are paid by the Company or any Restricted Subsidiary.

     'Consolidated Net Worth' means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     'Credit Agreement' means the credit agreement among ATA, NBD Bank, N.A., as agent, the lenders named therein, the Company and the other Guarantors, as guarantors, together with all other loan or credit agreements entered into from time to time with one or more banks or other institutional lenders and all instruments and documents executed or delivered pursuant thereto, in each case as such agreements, instruments or documents may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time in one or more successive transactions (including any such transaction that changes the amount available, replaces the relevant agreement or changes one or more lenders).

     'Currency Agreement' means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     'Default' means any event that is, or after notice or passage of time or both would be, an Event of Default.

     'Disqualified Stock' means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an 'asset sale' or 'change of control' occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the 'asset sale' or 'change of control' provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in 'Limitation on Asset Sales' and 'Repurchase of Notes upon a Change of Control' covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the 'Limitation on Asset Sales' and 'Repurchase of Notes upon a Change of Control' covenants described below.

     'Existing Stockholders' means J. George Mikelsons, his spouse, his issue, any trust for any of the foregoing and any Affiliate of any of the foregoing.

     'fair market value' means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

     'GAAP' means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture (i) shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture

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shall be made without giving effect to (A) the amortization of any expenses incurred in connection with the offering of the Notes and (B) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 and (ii) shall, insofar as they involve the treatment for financial reporting purposes of amounts incurred with engine overhauls, reflect the accounting policy of the Company as in effect as of the Closing Date.

     'Guarantee' means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term 'Guarantee' shall not include endorsements for collection or deposit in the ordinary course of business. The term 'Guarantee' used as a verb has a corresponding meaning.

     'Incur' means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an 'Incurrence' of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     'Indebtedness' means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and
(viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be 'Indebtedness' and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     'Interest Coverage Ratio' means, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the Commission (the 'Four Quarter Period') to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing

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
calculation, (A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the 'Reference Period') commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

     'Interest Rate Agreement' means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

     'Investment' in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the 'Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries' covenant; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments. For purposes of the definition of 'Unrestricted Subsidiary' and the 'Limitation on Restricted Payments' covenant described below, (i) 'Investment' shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

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
     'Lien' means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

     'Moody's' means Moody's Investors Service, Inc. and its successors.

     'Net Cash Proceeds' means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     'Note Guarantee' means any Guarantee of the Notes by a Guarantor.

     'Offer to Purchase' means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the 'Payment Date'); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;
(v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled 'Option of the Holder to Elect Purchase' on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof; and (viii) if more than 98% of the outstanding principal amount of the Notes is tendered pursuant to an Offer to Purchase, the Company shall have the right to redeem the balance of the Notes at the purchase price specified in such Offer to Purchase, plus (without duplication) accrued and unpaid interest, if any, to the Redemption Date on the principal amount of the Notes to be redeemed. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to

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
Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

     'Permitted Investment' means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) stock, obligations or securities received in settlement or satisfaction of judgments or claims; (v) loans or advances to employees in the ordinary course of business; and (vi) the non-cash portion of the consideration received for any Asset Sale.

     'Permitted Liens' means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) each such Lien is created solely for the purpose of securing Indebtedness Incurred to finance the costs (including transaction costs and the costs of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within twelve months after, the later of the acquisition, the completion of construction or the commencement of full operation of such property or assets (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) Liens upon aircraft, engines and buyer-furnished equipment attached thereto or incorporated therein other than as permitted by the foregoing clause (vi); provided that, after giving effect thereto and the Indebtedness secured thereby, the book value of assets of the Company not subject to any Lien (other than Liens described in clauses (i) through (v), (xiii) and (xvi) of the definition of 'Permitted Liens') shall be not less than $125 million; (viii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (ix) Liens encumbering property or assets under

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
construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (x) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (xi) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xii) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; (xiii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (xiv) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default; (xv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xvi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvii) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xviii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; and (xix) Liens on or sales of receivables.

     'Restricted Subsidiary' means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     'S&P' means Standard & Poor's Ratings Service and its successors.

     'Significant Subsidiary' means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

     'Stated Maturity' means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     'Subsidiary' means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     'Temporary Cash Investment' means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated 'A' (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in

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clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of 'P-1' (or higher) according to Moody's or 'A-1' (or higher) according to S&P, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least 'A' by S&P or Moody's.

     'Trade Payables' means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     'Transaction Date' means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     'Unrestricted Subsidiary' means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an 'Incurrence' of such Indebtedness and an 'Investment' by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the 'Limitation on Restricted Payments' covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the 'Limitation on Indebtedness' and 'Limitation on Restricted Payments' covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     'Voting Stock' means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     'Wholly Owned' means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

     Limitation on Indebtedness

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Note Guarantees and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of

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such Indebtedness and the receipt and application of the proceeds therefrom, the
Interest Coverage Ratio would be greater than 3:1.

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness of the Company or any Restricted Subsidiary that is a Guarantor outstanding at any time under the Credit Agreement; provided, that after giving effect to the Incurrence of any such Indebtedness, the book value of assets of the Company not subject to any Lien (other than Liens described in clauses (i) through (v), (xiii) and (xvi) of the definition of 'Permitted Liens') shall not be less than $125 million; (ii) Indebtedness owed (A) to the Company evidenced by an unsubordinated promissory note or (B) to any of its Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness Incurred under clause (v) of this paragraph and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or Note Guarantees shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or Note Guarantees, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or Note Guarantees, as the case may be, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or Note Guarantees, as the case may be, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantees, as the case may be, and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii) (other than pursuant to an Offer to Purchase);
(iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under 'Defeasance'; (vi) Guarantees of the Notes, Guarantees by the Company or Restricted Subsidiaries of Indebtedness of ATA under the Credit Agreement, and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the 'Limitation on Issuance of Guarantees by Restricted Subsidiaries' covenant described below; (vii) Indebtedness of the Company or any Restricted Subsidiary Incurred to finance

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the cost of aircraft, engines and buyer-furnished equipment attached thereto or incorporated therein; provided, that such Indebtedness is created solely for the purpose of financing the costs (including transaction costs and the costs of improvement or construction) of property or assets and is incurred prior to, at the time of or within 12 months after, the later of the acquisition, the completion of construction or the commencement of full operation of such property or assets, and (b) the principal amount of such Indebtedness does not exceed 100% of such costs; and (viii) Indebtedness of the Company (in addition to Indebtedness permitted under clauses (i) through (vii) above) in an aggregate principal amount outstanding at any time not to exceed $10 million.

     (b) Notwithstanding any other provision of this 'Limitation on Indebtedness' covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this 'Limitation on Indebtedness' covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

     (c) For purposes of determining any particular amount of Indebtedness under this 'Limitation on Indebtedness' covenant, (1) Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this 'Limitation on Indebtedness' covenant, (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (3) any Liens granted pursuant to the equal and ratable provisions referred to in the 'Limitation on Liens' covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this 'Limitation on Indebtedness' covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     Limitation on Restricted Payments

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company or any Guarantor that is subordinated in right of payment to the Notes or to a Guarantor's Note Guarantee, as the case may be, or
(iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively 'Restricted Payments') if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last

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fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the 'Commission Reports and Reports to Holders' covenant, plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of 'Investments'), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary, minus (4) the sum of the amounts by which the Pro Forma Consolidated Net Worth after giving effect to each consolidation, merger and sale of assets effectuated pursuant to clause (iii) under the 'Consolidation, Merger and Sale of Assets' covenant was less than the Base Consolidated Net Worth immediately prior to such consolidation, merger and sale of assets, plus
(5) $5 million.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the 'Limitation on Indebtedness' covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company or any Guarantor which is subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company or any Guarantor (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein; or (vii) the purchase or redemption of subordinated Indebtedness pursuant to asset sale or change of control provisions contained in the Indenture or other governing instrument relating thereto; provided, however, that (a) no offer or purchase obligation may be triggered in respect of such Indebtedness unless a corresponding obligation also arises for the Notes and (b) in all events, no repurchase or redemption of such Indebtedness may be consummated unless and until the Company shall have satisfied all repurchase obligations with respect to any required purchase offer made with respect to the Notes.

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof and an Investment referred to in clause (vi)

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thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary that is not a Guarantor to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,
(ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Credit Agreement, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company) and
(C) the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes. Nothing contained in this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the 'Limitation on Liens' covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

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     Limitation on the Issuance and Sale of Capital Stock of Restricted
Subsidiaries

     The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; or (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the 'Limitation on Restricted Payments' covenant if made on the date of such issuance or sale.

     Limitation on Issuances of Guarantees by Restricted Subsidiaries

     The Company will not permit any Restricted Subsidiary that is not a Guarantor, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ('Guaranteed Indebtedness'), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a 'Subsidiary Guarantee') of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes or the Note Guarantees, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes or the Note Guarantees, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Note Guarantees, as the case may be.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

     Limitation on Transactions with Shareholders and Affiliates

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors, or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned

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Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries;
(iii) the payment of reasonable and customary regular compensation (whether in cash or securities) and expense reimbursements to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; or (v) any Restricted Payments not prohibited by the 'Limitation on Restricted Payments' covenant. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this 'Limitation on Transactions with Shareholders and Affiliates' covenant and not covered by clauses (ii) through
(v) of this paragraph, (a) the aggregate amount of which exceeds $1 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above and (b) the aggregate amount of which exceeds $3 million in value, must be determined to be fair in the manner provided for in clause (i)(B) above.

     Limitation on Liens

     The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes (or in the case of a Lien on assets or properties of a Guarantor, the Note Guarantee of such Guarantor) and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes or the Note Guarantee, prior to) the obligation or liability secured by such Lien.

     The foregoing limitation does not apply to (i) Liens existing on the Closing Date, including Liens securing obligations under the Credit Agreement;
(ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary;
(iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (iii) of the second paragraph of the 'Limitation on Indebtedness' covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the 'Limitation on Indebtedness' covenant; or (vi) Permitted Liens.

     Limitation on Sale-Leaseback Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the 'Limitation on Asset Sales' covenant described below.

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
     Limitation on Asset Sales

     The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received (including the fair market value, as determined in good faith by the Board of Directors, of any non-cash consideration) consists of (w) cash, (x) Temporary Cash Investments, (y) marketable securities which are liquidated for cash within 90 days following the consummation of such Asset Sale, and (z) the assumption of Indebtedness of the Company or any Restricted Subsidiary (other than the Notes and the Note Guarantees); provided, that (1) such Indebtedness is not subordinate in right of payment to the Notes and the Note Guarantees and (2) the Company or such Restricted Subsidiary is irrevocably released and discharged from such Indebtedness. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the 'Limitation on Issuances of Guarantees by Restricted Subsidiaries' covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this 'Limitation on Asset Sales' covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute 'Excess Proceeds.'

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this 'Limitation on Asset Sales' covenant totals at least $10 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued interest (if any) to the Payment Date. In the event that more than 98% of the outstanding principal amount of the Notes are tendered pursuant to such Offer to Purchase, the balance of the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time thereafter, at a Redemption Price equal to the price specified in such Offer to Purchase plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date).

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the Payment Date. In the event that more than 98% of the outstanding principal amount of the Notes are tendered pursuant to such Offer to Purchase, the balance of the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time thereafter, at a Redemption Price equal to the price specified in such

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
Offer to Purchase plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date).

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, including in particular the New Credit Facility, either prior to or concurrently with such Note repurchase. See 'Description of the New Credit Facility.'

COMMISSION REPORTS AND REPORTS TO HOLDERS

     Whether or not the Company or any Guarantor is then required to file reports with the Commission, the Company and each Guarantor shall file with the Commission all such reports and other information as they would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if they were subject thereto. The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

EVENTS OF DEFAULT

     The following events will be defined as 'Events of Default' in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or a Guarantor or the failure to make or consummate an Offer to Purchase in accordance with the 'Limitation on Asset Sales' or 'Repurchase of Notes upon a Change of Control' covenant; (d) the Company or a Guarantor defaults in the performance of or breaches any other covenant or agreement of the Company or a Guarantor in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company, any Guarantor or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company, any Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; (h) the Company or any Significant Subsidiary (A) commences a

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
voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors or (i) any Note Guarantee ceases to be in full force and effect (except pursuant to its terms) or is declared null and void or any Guarantor denies that it has any further liability under any Note Guarantee, or gives notice to such effect.

     If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company or any Guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company, any Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company or any Significant Subsidiary, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see ' -- Modification and Waiver.'

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture will require certain officers of the Company and each Guarantor to deliver to the Trustee on or before a date not more than 90 days after the end of each fiscal year, an Officers' Certificate stating whether or not such officers know of any Default or Event of Default that occurred during such fiscal year. The Company and each Guarantor will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

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
CONSOLIDATION, MERGER AND SALE OF ASSETS

     Neither the Company nor any Guarantor will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company or any Guarantor unless:
(i) the Company or the Guarantor shall be the continuing Person, or the Person (if other than the Company or the Guarantor) formed by such consolidation or into which the Company or the Guarantor is merged or that acquired or leased such property and assets of the Company or the Guarantor shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company or the Guarantor, as the case may be, on all of the Notes or the Note Guarantees, as the case may be, and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Guarantor, as the case may be, or any Person becoming the successor obligor of the Notes or the Note Guarantees, as the case may be, shall have a Consolidated Net Worth (a 'Pro Forma Consolidated Net Worth') which is equal to or greater than the Consolidated Net Worth of the Company or the Guarantor, as the case may be, immediately prior to such transaction (the 'Base Consolidated Net Worth'), or if the Pro Forma Consolidated Net Worth is less than the Base Consolidated Net Worth, the amount by which the Pro Forma Consolidated Net Worth is less than the Base Consolidated Net Worth shall, if considered as a Restricted Payment, be permitted to be paid at the time under the 'Limitation on Restricted Payments' covenant; (iv) immediately after giving effect to such transaction on a pro forma basis the Company or any Guarantor, as the case may be, or any Person becoming the successor obligor of the Notes or the Note Guarantees, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant; provided that this clause (iv) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; and provided further that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than Disqualified Stock) in the surviving Person, the Company or any Guarantor) shall be issued or distributed to the stockholders of the Company or the Guarantor; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company or any Guarantor; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture will provide that the Company and each Guarantor will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes and the Note Guarantees on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes and the Note Guarantees (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things,
(A) the Company or the Guarantors have deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this 'Defeasance' provision and will be subject to federal income tax on the same amount and in the

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
same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under 'Consolidation, Merger and Sale of Assets' and all the covenants described herein under 'Covenants,' clause (c) under 'Events of Default' with respect to such clauses
(iii) and (iv) under 'Consolidation, Merger and Sale of Assets,' clause (d) with respect to such other covenants and clauses (e) and (f) under 'Events of Default' shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments and the Guarantors' Note Guarantees with respect to such payments will remain in effect.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes, (vii) reduce the percentage or aggregate principal amount of

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outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (viii) release any Guarantor from its Note Guarantee or otherwise modify the terms of the Note Guarantees in a material respect adverse to the Holders.

     Modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee without notice to or the consent of any Holder
(i) to cure any ambiguity, defect or inconsistency, (ii) to comply with the 'Consolidation, Merger and Sale of Assets' covenant, (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act, (iv) to evidence and provide for the acceptance of appointment by a successor Trustee, (v) to provide for uncertificated Notes in addition to or in place of certificated Notes, (vi) to add one or more Subsidiary Guarantees on the terms required by the Indenture, or
(vii) to make any change that does not adversely affect the rights of any Holder in any material respect.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or the Guarantors in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or the Guarantors or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company or a Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

     The Exchange Notes will be represented by one permanent global Exchange
Note in definitive, fully registered form without interest coupons (the 'Global Exchange Note') and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC.

     Ownership of beneficial interests in the Global Exchange Note will be limited to persons who have accounts with DTC ('participants') or persons who hold interests through participants. Ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of the Global Exchange Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Exchange Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in the Global Exchange Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, and interest on, the Global Exchange Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor

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any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Exchange Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Exchange Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Exchange Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Exchange Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Exchange Note for definitive Exchange Notes in certificated form, which it will distribute to its participants.

     The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a 'banking organization' within the meaning of New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the Uniform Commercial Code and a 'Clearing Agency' registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ('indirect participants').

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of DTC it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of its respective obligations under the rules and procedures governing its operations.

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Exchange Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue definitive Exchange Notes in certificated form in exchange for the Global Exchange Note.

              REGISTRATION RIGHTS AGREEMENT FOR OUTSTANDING NOTES

     Holders of Exchange Notes are not entitled to any registration rights with respect to the Exchange Notes. The Company has agreed pursuant to the Registration Rights Agreement with the Placement Agents, for the benefit of the holders of the Notes, that the Company will, at its cost, (i) as expeditiously as possible prepare and file a Registration Statement with the Commission with respect to a registered offer to exchange the Outstanding Notes for Exchange Notes of the Company having terms substantially identical in all material respects to the Outstanding Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions), (ii) promptly commence the Exchange Offer after the Registration Statement has been declared effective and
(iii) use its best efforts to cause the Exchange Offer to be consummated not later than 60 days after the date the Registration Statement has been declared effective. Upon the effectiveness of the Registration Statement, the Company will offer the Exchange Notes in exchange for the surrender of the Outstanding Notes. The Company will keep the Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Notes. For each Outstanding Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Outstanding Note will receive an Exchange Note having a principal amount equal to that of the surrendered Outstanding Note. The Exchange Notes will bear interest from July 24, 1997, payable semiannually on February 1 and August 1 of each year commencing on February 1, 1998, at the rate of 10 1/2% per annum. Holders of Outstanding Notes accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Outstanding Notes accrued from July 24, 1997 until the date of the issuance of the Exchange Notes. Consequently holders who exchange their Outstanding Notes for Exchange Notes will receive the same interest payment on February 1, 1998 (the first interest payment date with respect to the Outstanding Notes and the Exchange Notes) that they would have received had they not accepted the Exchange Offer.

     In the event that (i) the Company determines that the Exchange Offer is not available or may not be consummated as soon as practicable after the date upon which the last Outstanding Note has been tendered because it would violate applicable law or the applicable interpretations of the staff of the Commission,
(ii) the Exchange Offer is not for any other reason consummated by January 24, 1998 or (iii) the Exchange Offer has been completed and in the opinion of counsel for the Placement Agents a Registration Statement must be filed and a prospectus must be delivered by the Placement Agents in connection with any offering or sale of Exchange Notes, the Company will, at its cost, (a) as promptly as practicable, file a Shelf Registration Statement covering resales of the Outstanding Notes or the Exchange Notes, as the case may be, (b) use all reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) keep the Shelf Registration Statement effective until July 24, 1999. The Company will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Outstanding Notes or the Exchange Notes, as the case may be. A holder selling such Outstanding Notes or Exchange Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

     In the event the Exchange Offer is not consummated and a Shelf Registration Statement is not declared effective on or prior to January 24, 1998 (a 'Failure to Register'), additional interest will accrue on the Outstanding Notes at the rate of 0.5% per annum from and including the date on which any such Failure to Register shall occur until the date on which such Failure to Register has been cured. Such interest is payable in addition to any other interest payable from time to time with respect to the Outstanding Notes.

     The Company will be entitled to close the Exchange Offer 20 business days after the commencement thereof provided that it has accepted all Outstanding Notes theretofore validly tendered in accordance with the terms of the Exchange Offer.

     In the case of a Shelf Registration Statement, the Company may suspend the availability of such Shelf Registration Statement (i) during any consecutive 365-day period, for up to two periods of up to 30 consecutive days each (except that none of such periods may occur during the 60-day period immediately prior to the maturity of the Notes) if the Company's Board of Directors determines in good faith that there is a valid purpose for the suspension and (ii) upon giving notice to the holders of the Outstanding Notes of the happening of any event during the period a Shelf Registration Statement is effective which makes any statement made in such Registration Statement or the related prospectus untrue in any material respect or which requires the making of any changes in such Registration Statement or prospectus in order to make the statements therein not misleading, until such holder receives copies of a supplemented or amended prospectus, provided, that any such notice may be given only twice during any 365-day period and any such suspensions may not exceed 30 days for each suspension and there may not be more than two suspensions in effect during any 365 day period.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is available upon request to the Company.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes to initial purchasers of Outstanding Notes who are United States Holders (as defined below) and the principal United States federal income and estate tax consequences of the purchase, ownership, exchange and disposition of the Notes to initial purchasers of Outstanding Notes who are Foreign Holders (as defined below). This discussion was prepared by representatives of the Company and is based on currently existing provisions of the Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the tax consequences to subsequent purchasers of Notes and is limited to purchasers of Outstanding Notes who hold the Notes as capital assets, within the meaning of section 1221 of the Code. This discussion also does not address the tax consequences to Foreign Holders that are subject to United States federal income tax on a net basis on income realized with respect to a Note because such income is effectively connected with the conduct of a U.S. trade or business. Such Foreign Holders are generally taxed in a similar manner to United States Holders, but certain special rules do apply. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular initial purchasers of Outstanding Notes in light of their personal circumstances or to certain types of initial purchasers of Outstanding Notes (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a Note).

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

UNITED STATES FEDERAL INCOME TAXATION OF UNITED STATES HOLDERS

     As used herein, the term 'United States Holder' means a holder of a Note that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (c) an estate or trust the income of which is subject to United States federal income taxation regardless of source.

     Payment of Interest on Notes. Interest paid or payable on a Note will be taxable to a United States Holder as ordinary interest income, generally at the time it is received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes.

     Sale, Exchange or Retirement of the Notes. The exchange of an Outstanding Note by a United States Holder for an Exchange Note should not constitute a taxable exchange. For purposes of determining gain or loss on the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as the Holder's basis in the Outstanding Notes exchanged therefor. Holders should be considered to have held the Exchange Notes from the time of their original acquisition of the Outstanding Notes.

     Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a United States Holder generally will recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income and such United States Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such United States Holder, less any principal payments received by such United States Holder.

     Gain or loss recognized on the disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder's holding period for the Note is more than one year.

     Backup Withholding and Information Reporting. Backup withholding and information reporting requirements may apply to certain payments of principal, premium, if any, and interest on a Note, and to proceeds of the sale or redemption of a Note before maturity. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 30% of such payment if a United States Holder fails to furnish his taxpayer identification number (social security or employer identification number), certify that such number is correct, certify that such holder is not subject to backup withholding or otherwise comply with the applicable requirements of the backup withholding rules. Certain United States Holders, including all corporations, are not subject to backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such United States Holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service ('IRS').

UNITED STATES FEDERAL INCOME TAXATION OF FOREIGN HOLDERS

     As used herein, the term 'Foreign Holder' means a holder of a Note that is, for United States federal income tax purposes, (a) a nonresident alien individual, (b) a foreign corporation, (c) a nonresident alien fiduciary of a foreign estate or trust or (d) a foreign partnership.

     Payment of Interest on Notes. In general, payments of interest received by a Foreign Holder will not be subject to a United States federal withholding tax, provided that (i)(a) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the Foreign Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (c) the Foreign Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (d) either (I) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with such beneficial owner's name and address and certifies on Form W-8 (or a suitable substitute form) that it is not a United States Holder or (II) a securities clearing or business (a 'financial institution') holds the Note and provides a statement to the Company or its agent under penalties or perjury in which it certifies that such an IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Notes or qualifying intermediary and furnishes the Company or its agent a copy thereof or (ii) the Foreign Holder is entitled to the benefits of an income tax treaty under which interest on the Notes is exempt from United States withholding tax and the Foreign Holder or such Foreign Holder's agent provides a properly executed IRS Form 1001 claiming the exemption. Payments of interest not exempt from United States federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty).

     Sale, Exchange or Retirement of the Notes. The exchange of an Outstanding Note by a Foreign Holder for an Exchange Note should not constitute a taxable exchange. For purposes of determining gain or loss on the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as the Holder's basis in the Outstanding Notes exchanged therefor. Holders should be considered to have held the Exchange Notes from the time of their original acquisition of the Outstanding Notes. Moreover, a Foreign Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of a Note unless the Foreign

Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and, generally, either has a 'tax home' or an 'office or other fixed place of business' in the United States.

     Backup Withholding and Information Reporting. Backup withholding and information reporting requirements do not apply to payments of interest made by the Company or a paying agent to Foreign Holders if the certification described above under ' -- United States Federal Income Taxation of Foreign
Holders -- Payment of Interest on Notes' is received, provided that the payor does not have actual knowledge that the holder is a United States Holder. If any payments of principal and interest are made to the beneficial owner of a Note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign 'broker' (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note or a coupon to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a 'controlled foreign corporation' (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States unless the broker has documentary evidence in its records that the holder is a Foreign Holder and certain other conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Holder or otherwise establishes an exemption.

     The procedures described above for withholding tax on interest payments, and some of the associated backup withholding and information reporting rules, are currently the subject of new proposed regulations, which are proposed to be effective for payments made after December 31, 1997, subject to certain transition rules. The proposed regulations, if adopted in their current form, would not substantially change the treatment of Foreign Holders described above, except that a Form W-8 generally would be required for certification purposes.

     Federal Estate Taxes. Subject to applicable estate tax treaty provisions, Notes held at the time of death (or Notes transferred before death but subject to certain retained rights or powers) by an individual who at the time of death is a Foreign Holder will not be included in such Foreign Holder's gross estate for United States federal estate tax purposes provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or hold the Notes in connection with a U.S. trade or business.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for
use in connection with any such resales. In addition, until                ,
1997, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other holder of Exchange Notes. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an 'underwriter' within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer agrees that, in the case that the Company is required to file a Shelf Registration Statement, on receipt of notice from the Company (i) that the Company is suspending the availability of the Shelf Registration Statement or (ii) of the happening of any event which makes any statement in the Shelf Registration Statement or the related prospectus untrue in any material respect or which requires the making of any changes in the Shelf Registration Statement or the related prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to the broker-dealer), the broker-dealer will suspend use of such prospectus until the Company has amended or supplemented the prospectus to correct the misstatement or omission and has furnished copies of the amended or supplemental prospectus to the broker-dealer. If the Company shall give any such notice to suspend the use of the prospectus, it shall extend the 180-day period referred to above by the number of days during the period from and including the date of the giving of the notice to and including when broker-dealers shall have received copies of the supplemented or amended prospectus necessary to permit resales of the Exchange Notes.

                               LEGAL PROCEEDINGS

     The Company and the Guarantors are not currently involved in any material litigation and, to the Company's and the Guarantor's knowledge, no material litigation is currently threatened against such entities, other then routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance.

                                 LEGAL MATTERS

     Certain legal matters with respect to the issuance of the Exchange Notes in connection with the Exchange Offer are being passed upon for the Company by Cravath, Swaine & Moore, New York, New York. William P. Rogers, Jr., a partner at Cravath, Swaine & Moore, is a director of the Company, and beneficially owns 4,500 shares of common stock of the Company and options to purchase 4,000 shares of such common stock.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              LISTING INFORMATION

     The Company intends to file an application to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Restated Articles of Incorporation and By-laws of the Company and a legal notice relating to the issuance of the Notes will be deposited prior to listing with the Chief Registrar of the District Court of Luxembourg, where copies thereof may be obtained upon request.

     Copies of the Restated Articles of Incorporation and By-laws of the Company and the Indenture, including the form of the Notes, will be available for inspection, and copies of the Company's annual and quarterly reports to shareholders will be obtainable at the offices of Banque Internationale a Luxembourg, the listing agent for the Notes, at 69, route d'Esch, L-1470 Luxembourg, during the term of the Notes.

     The Board of Directors of the Company authorized the issuance and sale of the Notes on June 19, 1997. The Boards of Directors of the Guarantors authorized the issuance and sale of the Guarantees on July 17, 1997.

     Other than as disclosed in this Prospectus, there have been no material adverse changes in the condition (financial or otherwise), business, properties or results of operations of the Company since June 30, 1997 to the date hereof.

                                  AMTRAN, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              -----

Audited Financial Statements:
     Reports of Independent Auditors.......................................................................     F-2
     Consolidated Balance Sheets at December 31, 1996 and 1995.............................................     F-3
     Consolidated Statements of Operations for the Years Ended December 31, 1996, 1995 and 1994............     F-4
     Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1996, 1995
      and 1994.............................................................................................     F-5
     Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994............     F-6
     Notes to Consolidated Financial Statements............................................................     F-7
Unaudited Interim Financial Statements
     Consolidated Balance Sheet at June 30, 1997 and 1996..................................................    F-17
     Consolidated Statements of Operations for the Three Months and Six Months Ended June 30, 1997 and
      1996.................................................................................................    F-18
     Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1997 and 1996.................    F-19
     Notes to Consolidated Financial Statements............................................................    F-20

                REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

Board of Directors
AMTRAN, INC.

     We have audited the accompanying consolidated balance sheets of Amtran, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amtran, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Indianapolis, Indiana
February 7, 1997

                         AMTRAN, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                             1996         1995
                                                                                           ---------    ---------

                                         ASSETS
Current assets:
     Cash and cash equivalents..........................................................   $  73,382    $  92,741
     Receivables, net of allowance for doubtful accounts (1996 -- $1,274;
      1995 -- $1,303)...................................................................      20,239       24,158
     Inventories, net...................................................................      13,888       13,959
     Assets held for sale...............................................................      14,112           --
     Prepaid expenses and other current assets..........................................      14,672       25,239
                                                                                           ---------    ---------
          Total current assets..........................................................     136,293      156,097
                                                                                           ---------    ---------
Property and equipment:
     Flight equipment...................................................................     381,186      384,476
     Facilities and ground equipment....................................................      51,874       40,290
                                                                                           ---------    ---------
                                                                                             433,060      424,766
     Accumulated depreciation...........................................................    (208,520)    (183,998)
                                                                                           ---------    ---------
                                                                                             224,540      240,768
Deposits and other assets...............................................................       9,454       16,272
                                                                                           ---------    ---------
               Total Assets.............................................................   $ 370,287    $ 413,137
                                                                                           ---------    ---------
                                                                                           ---------    ---------

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt...............................................   $  30,271    $   3,606
     Accounts payable...................................................................      13,671       11,152
     Air traffic liabilities............................................................      49,899       56,531
     Accrued expenses...................................................................      64,813       76,312
                                                                                           ---------    ---------
          Total current liabilities.....................................................     158,654      147,601

Long-term debt, less current maturities.................................................     119,786      134,641
Deferred income taxes...................................................................      20,216       37,949
Other deferred items....................................................................      16,887       11,761

Commitments and contingencies

Shareholders' equity:
     Preferred stock; authorized 10,000,000 shares; none issued.........................          --           --
     Common stock, without par value; authorized 30,000,000 shares; issued
      11,799,852 -- 1996; 11,790,752 -- 1995............................................      38,341       38,259
     Additional paid-in capital.........................................................      15,618       15,821
     Treasury stock: 185,000 shares -- 1996; 169,000 shares -- 1995.....................      (1,760)      (1,581)
     Retained earnings..................................................................       4,678       31,352
     Deferred compensation -- ESOP......................................................      (2,133)      (2,666)
                                                                                           ---------    ---------
                                                                                              54,744       81,185
                                                                                           ---------    ---------
               Total Liabilities and Shareholders' Equity...............................   $ 370,287    $ 413,137
                                                                                           ---------    ---------
                                                                                           ---------    ---------

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------
                                                                          1996           1995           1994
                                                                       -----------    -----------    -----------

Operating revenues:
     Scheduled service..............................................   $   386,488    $   361,967    $   240,675
     Charter........................................................       310,569        307,091        295,890
     Ground package.................................................        22,302         20,421         20,248
     Other..........................................................        31,492         25,530         23,709
                                                                       -----------    -----------    -----------
          Total operating revenues..................................       750,851        715,009        580,522
                                                                       -----------    -----------    -----------
Operating expenses:
     Salaries, wages and benefits...................................       163,990        141,072        113,789
     Fuel and oil...................................................       161,226        129,636        106,057
     Handling, landing and navigation fees..........................        70,122         74,400         60,872
     Aircraft rentals...............................................        65,427         55,738         48,155
     Depreciation and amortization..................................        61,661         55,827         46,178
     Aircraft maintenance, materials and repairs....................        55,175         55,423         46,092
     Crew and other employee travel.................................        35,855         31,466         26,171
     Passenger service..............................................        32,745         34,831         29,804
     Commissions....................................................        26,677         24,837         17,469
     Ground package cost............................................        18,246         15,926         14,767
     Other selling expenses.........................................        17,563         14,934          8,008
     Advertising....................................................        10,320          8,852          7,759
     Facilities and other rentals...................................         9,625          7,414          5,500
     Disposal of assets.............................................         4,475             --             --
     Other..........................................................        53,800         46,717         41,486
                                                                       -----------    -----------    -----------
          Total operating expenses..................................       786,907        697,073        572,107
                                                                       -----------    -----------    -----------
Operating income (loss).............................................       (36,056)        17,936          8,415

Other income (expense):
     Interest income................................................           617            410            191
     Interest (expense).............................................        (4,465)        (4,163)        (3,656)
     Other..........................................................           323            470            929
                                                                       -----------    -----------    -----------
          Total other expenses......................................        (3,525)        (3,283)        (2,536)
                                                                       -----------    -----------    -----------
Income (loss) before income taxes...................................       (39,581)        14,653          5,879
Income taxes (credits)..............................................       (12,907)         6,129          2,393
                                                                       -----------    -----------    -----------
Net income (loss)...................................................   $   (26,674)   $     8,524    $     3,486
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Net income (loss) per share.........................................   $     (2.31)   $      0.74    $      0.30
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Average shares outstanding..........................................    11,535,425     11,481,861     11,616,196

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                              ADDITIONAL                   DEFERRED
                                                       COMMON     TREASURY     PAID-IN      RETAINED     COMPENSATION
                                                        STOCK      STOCK       CAPITAL      EARNINGS         ESOP
                                                       -------    --------    ----------    ---------    ------------

Balance, December 31, 1993..........................   $37,667    $     --     $ 16,132     $  19,342      $ (3,200)
     Net income.....................................        --          --           --         3,486            --
     Issuance of common stock for ESOP..............        --          --          (46)           --           267
     Restricted stock grants........................       274          --          (78)           --            --
     Purchase of 115,000 shares of treasury stock...        --      (1,091)          --            --            --
                                                       -------    --------    ----------    ---------    ------------
Balance, December 31, 1994..........................    37,941      (1,091)      16,008        22,828        (2,933)
     Net income.....................................        --          --           --         8,524            --
     Issuance of common stock for ESOP..............        --          --         (111)           --           267
     Restricted stock grants........................       152          --          (19)           --            --
     Stock options exercised........................       166          --          (57)           --            --
     Purchase of 54,000 shares of treasury stock....        --        (490)          --            --            --
                                                       -------    --------    ----------    ---------    ------------
Balance, December 31, 1995..........................    38,259      (1,581)      15,821        31,352        (2,666)
     Net loss.......................................        --          --           --       (26,674)           --
     Issuance of common stock for ESOP..............        --          --         (173)           --           533
     Restricted stock grants........................        32          --           (7)           --            --
     Stock options exercised........................        50          --          (23)           --            --
     Purchase of 16,000 shares of treasury stock....        --        (179)          --            --            --
                                                       -------    --------    ----------    ---------    ------------
Balance, December 31, 1996..........................   $38,341    $ (1,760)    $ 15,618     $   4,678      $ (2,133)
                                                       -------    --------    ----------    ---------    ------------
                                                       -------    --------    ----------    ---------    ------------

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------
                                                                                     1996       1995       1994
                                                                                   --------    -------    -------

Operating activities:
Net income (loss)...............................................................   $(26,674)   $ 8,524    $ 3,486
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization..............................................     61,661     55,827     46,178
     Deferred income taxes (credits)............................................    (13,246)     4,025      2,226
     Other non-cash items.......................................................     28,185      9,699      2,131
Changes in operating assets and liabilities:
     Receivables................................................................      3,919     (6,768)    (1,728)
     Inventories................................................................       (948)     2,739     (3,027)
     Assets held for sale.......................................................    (14,112)        --         --
     Prepaid expenses...........................................................      6,081     (4,061)    (3,572)
     Accounts payable...........................................................      2,519       (166)    (4,243)
     Air traffic liabilities....................................................     (6,632)    10,466      1,293
     Accrued expenses...........................................................     (8,582)     6,793     32,553
                                                                                   --------    -------    -------
Net cash provided by operating activities.......................................     32,171     87,078     75,297
                                                                                   --------    -------    -------
Investing activities:
     Proceeds from sales of property and equipment..............................        529     21,564        358
     Capital expenditures.......................................................    (69,884)   (57,835)   (81,015)
     Reductions of (additions to) other assets..................................      6,194     (7,761)       257
                                                                                   --------    -------    -------
Net cash used in investing activities...........................................    (63,161)   (44,032)   (80,400)
                                                                                   --------    -------    -------
Financing activities:
     Proceeds from long-term debt...............................................     21,390      6,000     45,000
     Payments on long-term debt.................................................     (9,580)   (17,567)   (22,078)
     Purchase of treasury stock.................................................       (179)      (490)    (1,091)
                                                                                   --------    -------    -------
Net cash provided by (used in) financing activities.............................     11,631    (12,057)    21,831
                                                                                   --------    -------    -------
Increase (decrease) in cash and cash equivalents................................    (19,359)    30,989     16,728
Cash and cash equivalents, beginning of period..................................     92,741     61,752     45,024
                                                                                   --------    -------    -------
Cash and cash equivalents, end of period........................................   $ 73,382    $92,741    $61,752
                                                                                   --------    -------    -------
                                                                                   --------    -------    -------

Supplemental disclosures:
     Cash payments for:
          Interest..............................................................   $  3,823    $ 4,515    $ 3,376
          Income taxes..........................................................        515      1,069        835

Financing and investing activities not affecting cash:
     Issuance of long-term debt directly for capital expenditures...............   $     --    $31,708    $15,851

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

     The consolidated financial statements include the accounts of Amtran, Inc. (the 'Company') and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     The Company operates principally in one business segment through American Trans Air, Inc. ('ATA'), its principal subsidiary, which accounts for approximately 95% of the Company's operating revenues. ATA is a U.S.-certificated air carrier providing domestic and international charter and scheduled passenger services. Approximately 51.5% of the Company's 1996 operating revenues were generated through scheduled services to such destinations as Hawaii, Las Vegas, Florida and the Caribbean, while approximately 41.4% of 1996 operating revenues were derived from charter operations with independent tour operators and U.S. military services to numerous destinations throughout the world.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents are carried at cost and are primarily comprised of investments in U.S. Treasury bills and time deposits which are purchased with original maturities of three months or less (see Note 2).

ASSETS HELD FOR SALE

     Assets held for sale are carried at the lower of net book value or estimated net realizable value.

INVENTORIES

     Inventories consist primarily of expendable aircraft spare parts, fuel and other supplies. Aircraft parts inventories are stated at cost and reduced by an allowance for obsolescence. The obsolescence allowance is provided by amortizing the cost of the aircraft parts inventory, net of an estimated residual value, over its estimated useful service life. The obsolescence allowance at December 31, 1996 and 1995, was $6.6 million and $5.6 million, respectively. Inventories are charged to expense when consumed.

REVENUE RECOGNITION

     Revenues are recognized when the transportation is provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. As is customary within the industry, the Company performs periodic evaluations of this estimated liability, and any adjustments resulting therefrom, which can be significant, are included in the results of operations for the periods in which the evaluations are completed.

PASSENGER TRAFFIC COMMISSIONS

     Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. The amount of passenger traffic commissions paid but not yet recognized as expense is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and is depreciated to residual value over its estimated useful service life using the straight-line method. Advanced payments for future aircraft purchases are

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

recorded at cost. As of December 31, 1996 and 1995, the Company had made advanced payments for future aircraft deliveries totaling $2.7 million and $4.9 million, respectively. The estimated useful service lives for the principal depreciable asset classifications are as follows:

                       ASSET                                    ESTIMATED USEFUL SERVICE LIFE
---------------------------------------------------  ---------------------------------------------------

Aircraft and related equipment:
     Lockheed L-1011...............................  16 years
Major rotable parts, avionics and assemblies.......  Life of equipment to which applicable (Generally ranging from 10 - 16 years)
Improvements to leased flight equipment............  Period of benefit or term of lease
Other property and equipment.......................  3 - 7 years

     The costs of major airframe and engine overhauls are capitalized and amortized over their estimated useful lives based upon usage (or to earlier fleet common retirement dates) for both owned and leased aircraft.

FINANCIAL INSTRUMENTS

     The carrying amounts of cash equivalents, receivables and both variable-rate and fixed-rate debt (see Note 5) approximate fair value. The fair value of fixed-rate debt, including current maturities, is estimated using discounted cash flow analysis based on the Company's current incremental rates for similar types of borrowing arrangements.

INCOME (LOSS) PER SHARE

     Income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common share equivalents arising from restricted shares issued during the period. No effect has been given to options outstanding under the Company's incentive stock plans, as no material dilutive effect would result from their exercise (see Note 9).

2. CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consisted of the following:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1996       1995
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)

Cash..............................................................................   $18,523    $21,714
U.S. Treasury bill repurchase agreements..........................................    54,859     71,027
                                                                                     -------    -------
                                                                                     $73,382    $92,741
                                                                                     -------    -------
                                                                                     -------    -------

     Cash equivalents of $6.3 million and $6.0 million at December 31, 1996 and 1995, respectively, are pledged to collateralize amounts which could become due under letters of credit. At December 31, 1996 and 1995, there were no amounts drawn against letters of credit (see Note 4).

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

     The Company's property and equipment consisted of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1996        1995
                                                                                   --------    --------
                                                                                      (IN THOUSANDS)

Flight equipment, including airframes, engines and other........................   $381,186    $384,476
Less accumulated depreciation...................................................    182,392     163,846
                                                                                   --------    --------
                                                                                    198,794     220,630
                                                                                   --------    --------
Facilities and ground equipment.................................................     51,874      40,290
Less accumulated depreciation...................................................     26,128      20,152
                                                                                   --------    --------
                                                                                     25,746      20,138
                                                                                   --------    --------
                                                                                   $224,540    $240,768
                                                                                   --------    --------
                                                                                   --------    --------

4. SHORT-TERM BORROWINGS

     The Company maintains a $5.0 million revolving credit facility available for its short-term borrowing needs and for issuance of letters of credit. The credit facility is available until June 1997 and is collateralized by certain aircraft engines. Borrowings against the facility bear interest at the bank's prime rate plus .25%. There were no borrowings against this credit facility at December 31, 1996 or 1995. At December 31, 1996 and 1995, the Company had outstanding letters of credit aggregating $4.1 million and $2.9 million, respectively, under such facility.

5. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1996        1995
                                                                                   --------    --------
                                                                                      (IN THOUSANDS)

Notes payable to banks; prime to prime plus .75% (8.25% and 9% at December 31,
  1996), payable in varying installments through April 1999.....................   $123,246    $112,337
Note payable to institutional lender; fixed rate of 7.8% payable in varying
  installments through September 2003...........................................      9,106       2,860
City of Indianapolis Economic Development Revenue Bond; 9.88%, payable in
  quarterly installments through July 1997......................................        875       1,375
City of Chicago variable rate special facility revenue bonds (4.75% at December
  31, 1996), payable in December 2020...........................................      6,000       6,000
Notes payable to banks and institutional lenders................................         --       4,205
Capitalized lease obligations and other.........................................     10,830      11,470
                                                                                   --------    --------
                                                                                    150,057     138,247
Less current maturities.........................................................     30,271       3,606
                                                                                   --------    --------
                                                                                   $119,786    $134,641
                                                                                   --------    --------
                                                                                   --------    --------

     The Company's 1996 credit facility provides a maximum of $125.0 million, including a $25.0 million letter of credit facility. The collateral for the facility consists of certain owned Lockheed L-1011 aircraft, certain receivables and certain rotables and spare parts. Effective September 30, 1996, the Company renegotiated certain terms of the bank credit facility along with the modification of certain loan covenants. In return for this covenant relief, the Company has agreed to implement changes to the underlying collateral for the facility and to change the interest rate applicable to borrowings under the facility. The Company has pledged additional owned engines and equipment as collateral for the facility

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

as of the implementation date of the new agreement. The Company has further agreed to begin reducing the maximum borrowing availability of $63.0 million collateralized by the owned Lockheed L-1011 fleet by $1.0 million per month from April 1997 through September 1997, and by $1.5 million per month from October 1997 through April 1999. Loans outstanding under the renegotiated facility bear interest, at the Company's option, at either (i) prime to prime plus 0.75%, or
(ii) the Eurodollar rate plus 1.50% to 2.75%. The facility matures on April 1, 1999, and contains various covenants and events of default, including: maintenance of a specified debt-to-equity ratio and a minimum level of net worth; achievement of a minimum level of cash flow; and restrictions on aircraft acquisitions, liens, loans to officers, change of control, indebtedness, lease commitments and payment of dividends.

     In December 1995, the Company issued $6.0 million in variable rate special revenue bonds through the City of Chicago. The Company is obligated to perform certain mandatory improvements to its Chicago-Midway Airport Maintenance facility with the bond proceeds.

     In December 1995, the Company entered into a sale/lease transaction with the City of Indianapolis on its maintenance facility at the Indianapolis International Airport which resulted in the advance of $10.0 million in cash to the Company, as secured by the maintenance facility. The Company is obligated to pay $0.6 million per year to the City of Indianapolis for five years, which represents interest on the City's associated outstanding debt obligation. As of December 2000, the Company is required to repay the advance of $10.0 million to the City of Indianapolis, and may elect to repay the balance using special facility bonds underwritten by the City's Airport Authority, or by using the Company's own funds.

     At December 31, 1996, the Company has reclassified $19.9 million of bank credit facility borrowings from long-term debt to current maturities of long-term debt. Of this amount, $10.5 million is attributable to the scheduled reduction of availability collateralized by the owned Lockheed L-1011 fleet over the next 12 months. The remaining $9.4 million represents the amount of the spare Pratt & Whitney engines which are pledged to the bank facility and which will be repaid from the anticipated sale of the engines. The estimated market value of these spare engines is classified under current assets.

     The Company has made voluntary prepayments of long-term debt which has had the effect of reducing interest expense by approximately $5.9 million and $5.5 million during 1996 and 1995, respectively. The Company reborrowed the full amounts available to it as of December 31, 1996 and 1995.

     Future maturities of long-term debt are as follows:

                                                         DECEMBER 31, 1996
                                                         -----------------
                                                          (IN THOUSANDS)
1997..................................................       $  30,271
1998..................................................          19,486
1999..................................................          79,615
2000..................................................           1,483
2001..................................................           1,476
Thereafter............................................          17,726
                                                         -----------------
                                                             $ 150,057
                                                         -----------------
                                                         -----------------

     Interest capitalized in connection with long-term asset purchase agreements was $1.4 million and $1.3 million in 1996 and 1995, respectively.

6. LEASE COMMITMENTS

     At December 31, 1996, the Company had aircraft leases on four Lockheed L-1011s, 23 Boeing 727-200s, and seven Boeing 757-200s. The Lockheed L-1011s have an initial term of 60 months. The Boeing 757-200s have initial lease terms that expire from 1997 through 2015. The Boeing 727-200s have initial terms of three to seven years.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is responsible for all maintenance costs on these aircraft and must meet specified airframe and engine return conditions. The Company had previously been required to make maintenance reserve payments based upon the usage of certain leased aircraft, but is no longer subject to such requirements.

     As of December 31, 1996, the Company had other long-term leases related to certain ground facilities, including terminal space and maintenance facilities, with original lease terms that vary from 3 to 40 years and expire at various dates through 2035. The lease agreements relating to the ground facilities, which are primarily owned by governmental units or authorities, generally do not provide for transfer of ownership nor do they contain options to purchase.

     In December 1995, the Company sold its option to purchase its headquarters facility to the City of Indianapolis for $2.9 million, and thereafter entered into a capital lease agreement with the City relating to the continued use of the headquarters and maintenance facility. A gain on the sale of the option equal to $1.3 million was recognized in income in 1995, with the remainder of the gain to be amortized to income during the periods the headquarters facilities are used. The headquarters agreement has an initial term of four years, with two options to extend of three and five years, respectively, and is cancelable after two years with advance notice. The maintenance facility lease has a term of 39 years. The Company is responsible for maintenance, taxes, insurance and other expenses incidental to the operation of the facilities.

     Future minimum lease payments at December 31, 1996, for noncancelable operating leases with initial terms of more than one year are as follows:

                                                                      FACILITIES
                                                          FLIGHT      AND GROUND
                                                         EQUIPMENT    EQUIPMENT      TOTAL
                                                         ---------    ----------    --------
                                                                   (IN THOUSANDS)
1997..................................................   $ 55,513      $  5,572     $ 61,085
1998..................................................     46,890         5,229       52,119
1999..................................................     45,205         4,662       49,867
2000..................................................     32,272         4,505       36,777
2001..................................................     31,457         3,143       34,600
Thereafter............................................    200,209        20,377      220,586
                                                         ---------    ----------    --------
                                                         $411,546      $ 43,488     $455,034
                                                         ---------    ----------    --------
                                                         ---------    ----------    --------

     Rental expense for all operating leases in 1996, 1995 and 1994 was $65.0 million, $63.0 million and $53.0 million, respectively, including maintenance reserve payments of $3.4 million in 1994.

7. INCOME TAXES

     The provision for income tax expense (credit) consisted of the following:

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                    1996       1995      1994
                                                                  --------    ------    ------
                                                                         (IN THOUSANDS)

Federal
     Current...................................................   $     --    $1,280    $  (14)
     Deferred..................................................    (11,798)    4,399     2,357
                                                                  --------    ------    ------
                                                                   (11,798)    5,679     2,343
State
     Current...................................................        161       107       181
     Deferred..................................................     (1,270)      343      (131)
                                                                  --------    ------    ------
                                                                    (1,109)      450        50
                                                                  --------    ------    ------
     Income tax expense (credit)...............................   $(12,907)   $6,129    $2,393
                                                                  --------    ------    ------
                                                                  --------    ------    ------

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision for income taxes differed from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows:

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                    1996       1995      1994
                                                                  --------    ------    ------
                                                                         (IN THOUSANDS)

Federal income taxes at statutory rate (credit)................   $(13,457)   $4,982    $1,999
State income taxes, net of federal benefit.....................       (732)      535       295
Non-deductible expenses........................................      1,282       998     1,155
Benefit of change in estimate of state income tax rate.........         --      (258)     (468)
Benefit of tax reserve adjustments.............................         --      (203)     (610)
Other, net.....................................................         --        75        22
                                                                  --------    ------    ------
Income tax expense (credit)....................................   $(12,907)   $6,129    $2,393
                                                                  --------    ------    ------
                                                                  --------    ------    ------

     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The principal temporary differences relate to the use of accelerated methods of depreciation and amortization for tax purposes. Deferred income tax liability components are as follows:

                                                                             DECEMBER 31,
                                                                          -------------------
                                                                           1996        1995
                                                                          -------     -------
                                                                            (IN THOUSANDS)

Deferred tax liabilities:
     Tax depreciation in excess of book depreciation...................   $56,885     $57,167
     Other taxable temporary differences...............................       476         228
                                                                          -------     -------
          Deferred tax liabilities.....................................    57,361      57,395
Deferred tax assets:
     Amortization of lease credits.....................................     2,044       2,109
     Tax benefit of net operating loss carryforwards...................    29,852      17,420
     Investment and other tax credit carryforwards.....................     4,720       4,506
     Other deductible temporary differences............................     4,928       4,296
                                                                          -------     -------
          Deferred tax assets..........................................    41,544      28,331
Deferred taxes classified as:
Current asset..........................................................     4,399       8,885
                                                                          -------     -------
Non-current liability..................................................   $20,216     $37,949
                                                                          -------     -------
                                                                          -------     -------

     At December 31, 1996, for federal tax reporting purposes, the Company had approximately $81.7 million of net operating loss carryforwards available to offset future federal taxable income and $4.7 million of investment and other tax credit carryforwards available to offset future federal tax liabilities. The net operating loss carryforwards expire as follows: 2002, $11.9 million; 2003, $8.1 million; 2004, $9.0 million; 2005, $3.6 million; 2009, $14.8 million; 2011,
$34.4 million. Investment tax credit carryforwards of $.9 million expire principally in 2000 and other tax credit carryforwards of $3.8 million have no expiration dates.

8. RETIREMENT PLAN

     The Company has a defined contribution 401(k) savings plan which provides for participation by substantially all the Company's employees who have completed one year of service. The Company has elected to contribute an amount equal to 30% of the amount contributed by each participant up to the first six percent of eligible compensation. Company matching contributions expensed in 1996, 1995 and 1994 were $1.3 million, $1.2 million, and $1.0 million, respectively.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In 1993, the Company added an Employee Stock Ownership Plan ('ESOP') feature to its existing 401(k) savings plan. The ESOP used the proceeds of a $3.2 million loan from the Company to purchase 200,000 shares of the Company's common stock. The selling shareholder was the Company's principal shareholder. The Company recognized $0.3 million, $0.4 million, and $0.2 million in 1996, 1995 and 1994, respectively, as compensation expense related to the ESOP. Shares of common stock held by the ESOP will be allocated to participating employees annually as part of the Company's 401(k) savings plan contribution. The fair value of the shares allocated during the year is recognized as compensation expense.

9. SHAREHOLDERS' EQUITY

     In the first quarter of 1994, the Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. As of December 31, 1996, the Company had repurchased 185,000 shares at a total cost of $1.8 million.

     The Company's 1993 Incentive Stock Plan (1993 Plan) authorizes the grant of options to key employees for up to 900,000 shares of the Company's common stock. The Company's 1996 Incentive Stock Plan for key employees (1996 Plan), authorizes the grant of options to key employees for up to 3,000,000 shares of the Company's common stock. Options granted have 5 to 10-year terms and generally vest and become fully exercisable over specified periods up to three years of continued employment.

     A summary of common stock option changes follows:

                                                                 NUMBER OF    WEIGHTED-AVERAGE
                                                                  SHARES       EXERCISE PRICE
                                                                 ---------    ----------------

Outstanding at December 31, 1994..............................    313,050          $13.73
Granted.......................................................    190,000          $ 8.71
Exercised.....................................................     10,417          $10.56
Canceled......................................................     97,333          $11.73
                                                                 ---------
Outstanding at December 31, 1995..............................    395,300          $11.92
Granted.......................................................   1,302,400         $ 7.87
Exercised.....................................................      3,100          $ 8.94
Canceled......................................................     64,700          $10.87
                                                                 ---------
Outstanding at December 31, 1996..............................   1,629,900         $ 8.74
                                                                 ---------
                                                                 ---------
Options exercisable at December 31, 1996......................    497,015          $ 9.99
                                                                 ---------
                                                                 ---------

     During 1996, the Company adopted FASB Statement No. 123 'Accounting for Stock-Based Compensation' (FAS 123) with respect to its stock options. As permitted by FAS 123, the Company has elected to continue to account for employee stock options following Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' (APB 25) and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The weighted-average fair value of options granted during 1996 and 1995 is estimated at $4.49 and $5.74 per share, respectively, on the grant date. These estimates were made using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6% and 7.92%; expected market price volatility of
 .48 and .40; weighted-average expected option life equal to the contractual term; estimated forfeitures of 5%; and no dividends.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models use highly subjective assumptions including the expected stock price volatility.

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employees' stock options.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period (1 to 3 years). Therefore, because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998. The Company's pro forma information follows:

                                                                           1996                  1995
                                                                    ------------------    ------------------
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)

Net income (loss) as reported....................................        $(26,674)              $8,524
Net income (loss) pro forma......................................         (28,864)               8,456
Earnings (loss) per share as reported............................           (2.31)                 .74
Earnings (loss) per share pro forma..............................           (2.50)                 .74

     Options outstanding at December 31, 1996 expire from August 2001 to February 2006. A total of 2,270,100 shares are reserved for future grants as of December 31, 1996 under the 1993 and 1996 Plans. The following table summarizes information concerning outstanding and exercisable options at December 31, 1996:

Range of Exercise Prices.........................................          $7 - 11              $12 - 16
Options outstanding:
     Weighted-Average Remaining Contractual Life.................        3.3 years             8.3 years
     Weighted-Average Exercise Price.............................            $7.48                $14.28
     Number......................................................        1,328,700               301,200
Options exercisable:
     Weighted-Average Exercise Price.............................            $7.67                $16.00
     Number......................................................          358,315               138,700

10. MAJOR CUSTOMER

     The United States Government is the only customer that accounted for more than 10% of consolidated revenues. U.S. Government revenues accounted for 11%, 11% and 16% of consolidated revenues for 1996, 1995 and 1994, respectively.

11. COMMITMENTS AND CONTINGENCIES

     In November 1994, the Company signed a purchase agreement for six new Boeing 757-200s which, as subsequently amended, provides for deliveries of aircraft between 1995 and 1998. As of December 31, 1996, the Company had taken delivery of four Boeing 757-200s under this purchase agreement and financed those aircraft using operating leases. In conjunction with the Boeing purchase agreement, the Company entered into a separate agreement with Rolls-Royce Commercial Aero Engines Limited for 13 RB211-535E4 engines to power the six Boeing 757 aircraft and to provide one spare engine. Under the Rolls-Royce agreement, which was effective January 1, 1995, Rolls-Royce provides the Company various credits for spare parts and maintenance purchases, together with engine overhaul cost guarantees for certain qualified Rolls-Royce engines currently used by the Company.

     If the Company does not take delivery of the purchased engines, the credits and cost guarantees that have been used are refundable to Rolls-Royce. These two agreements have an aggregate purchase price of approximately $50.0 million per aircraft, subject to escalation. Advance payments totaling approximately $22.0 million ($11.0 million per aircraft) are required to be made for the undelivered aircraft, with the balance due upon delivery. As of December 31, 1996 and 1995, the Company had

                         AMTRAN, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

made $2.7 million and $5.0 million in advanced payments, respectively, pertaining to aircraft deliveries scheduled to take place within one year.

     In the first quarter of 1996, the Company purchased four additional Boeing 727-200 aircraft, and had financed all of these through sale/leasebacks accounted for as operating leases by the end of the third quarter of 1996. In the second quarter of 1996, the Company purchased a fifth Boeing 727-200 aircraft which had been previously financed by the Company through an operating lease. This aircraft was financed through the separate bridge debt facility as of September 30, 1996, but is expected to be financed long-term through a sale/leaseback transaction.

     The Company entered into an agreement in October 1995 with a supplier which provides for the purchase of four engine hushkits and for the option to purchase three additional hushkits on the same terms, for installation on newly acquired Boeing 727-200 aircraft.

     Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

                         AMTRAN, INC. AND SUBSIDIARIES
                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                        1996 QUARTERLY FINANCIAL SUMMARY
                                  (UNAUDITED)

                                                              MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                                              --------    --------    ------------    -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Operating revenues.........................................   $207,135    $195,395      $199,698       $ 148,623
Operating expenses.........................................    201,918     198,498       218,776         168,106
Operating income (loss)....................................      5,217      (3,103)      (19,078)        (19,483)
Other expenses.............................................       (855)       (471)         (355)         (1,453)
Income (loss) before income taxes..........................      4,362      (3,574)      (19,433)        (20,936)
Income taxes (credits).....................................      2,009      (1,289)       (6,800)         (6,827)
Net income (loss)..........................................   $  2,353    $ (2,285)     $(12,633)      $ (14,109)
Net income (loss) per share................................   $    .21    $   (.20)     $  (1.09)      $   (1.23)

                        1995 QUARTERLY FINANCIAL SUMMARY
                                  (UNAUDITED)

                                                              MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                                              --------    --------    ------------    -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Operating revenues.........................................   $182,618    $173,338      $194,427       $ 164,626
Operating expenses.........................................    171,811     167,332       186,783         171,147
Operating income (loss)....................................     10,807       6,006         7,644          (6,521)
Other expenses.............................................       (825)       (597)         (758)         (1,103)
Income (loss) before income taxes..........................      9,982       5,409         6,886          (7,624)
Income taxes (credits).....................................      4,578       2,085         3,295          (3,829)
Net income (loss)..........................................   $  5,404    $  3,324      $  3,591       $  (3,795)
Net income (loss) per share................................   $    .46    $    .29      $    .31       $    (.32)

                         AMTRAN, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                                  JUNE 30,
                                                                                           ----------------------
                                                                                             1997         1996
                                                                                           ---------    ---------
                                                                                                (UNAUDITED)

                                         ASSETS
Current assets:
     Cash and cash equivalents..........................................................   $  65,396    $  86,621
     Receivables, net of allowance for doubtful accounts (1997 -- $1,430;
      1996 -- $1,280)...................................................................      23,246       24,334
     Inventories, net...................................................................      14,863       14,605
     Assets held for sale...............................................................      13,838           --
     Prepaid expenses and other current assets..........................................      18,367       23,782
                                                                                           ---------    ---------
          Total current assets..........................................................     135,710      149,342

Property and equipment:
     Flight equipment...................................................................     408,779      426,180
     Facilities and ground equipment....................................................      52,725       47,551
                                                                                           ---------    ---------
                                                                                             461,504      473,731
     Accumulated depreciation...........................................................    (230,206)    (198,770)
                                                                                           ---------    ---------
                                                                                             231,298      274,961

Deposits and other assets...............................................................       9,724       13,664
                                                                                           ---------    ---------
          Total Assets..................................................................   $ 376,732    $ 437,967
                                                                                           ---------    ---------
                                                                                           ---------    ---------

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt...............................................   $  35,226    $   1,770
     Accounts payable...................................................................       8,015       10,573
     Air traffic liabilities............................................................      57,788       57,030
     Accrued expenses...................................................................      69,156       78,410
                                                                                           ---------    ---------
Total current liabilities...............................................................     170,185      147,783

Long-term debt, less current maturities.................................................     109,493      156,185
Deferred income taxes...................................................................      25,539       38,661
Other deferred items....................................................................      13,703       13,877

Commitments and contingencies

Shareholders' equity:
     Preferred stock: authorized 10,000,000 shares; none issued.........................          --           --
     Common stock, without par value: Authorized 30,000,000 shares; issued
      11,798,852 -- 1997; 11,793,852 -- 1996............................................      38,353       38,309
     Additional paid-in capital.........................................................      15,667       15,625
     Treasury stock: 185,000 shares -- 1997; 185,000 shares -- 1996.....................      (1,760)      (1,760)
     Retained earnings..................................................................       7,152       31,420
     Deferred compensation -- ESOP......................................................      (1,600)      (2,133)
                                                                                           ---------    ---------
                                                                                              57,812       81,461
                                                                                           ---------    ---------
          Total Liabilities and Shareholders' Equity....................................   $ 376,732    $ 437,967
                                                                                           ---------    ---------
                                                                                           ---------    ---------

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   THREE MONTHS ENDED JUNE 30,
                                                    ----------------------------------------------------------
                                                               1997                           1996
                                                    ---------------------------    ---------------------------
                                                                           (UNAUDITED)
Operating revenues:
     Charter.....................................            $  93,019                      $  73,025
     Scheduled service...........................               87,253                        105,666
     Ground package..............................                5,171                          5,614
     Other.......................................                6,744                         11,090
                                                           -----------                    -----------
          Total operating revenues...............              192,187                        195,395
                                                           -----------                    -----------
Operating expenses:
     Salaries, wages and benefits................               43,917                         41,560
     Fuel and oil................................               36,399                         39,522
     Handling, landing and navigation fees.......               17,214                         16,576
     Depreciation and amortization...............               15,296                         15,144
     Aircraft rentals............................               14,137                         17,271
     Aircraft maintenance, materials and
       repairs...................................               13,840                         14,259
     Crew and other employee travel..............                9,386                          9,455
     Passenger service...........................                7,588                          7,699
     Commissions.................................                6,655                          7,586
     Ground package cost.........................                4,279                          4,663
     Other selling expenses......................                3,595                          4,577
     Advertising.................................                3,144                          3,295
     Facility and other rentals..................                2,232                          2,383
     Other operating expenses....................               13,484                         14,331
                                                           -----------                    -----------
          Total operating expenses...............              191,166                        198,321
                                                           -----------                    -----------
Operating income (loss)..........................                1,021                         (2,926)

Other income (expense):
     Interest income.............................                   79                             65
     Interest (expense)..........................               (1,708)                          (819)
     Other.......................................                  128                            106
                                                           -----------                    -----------
Other expenses...................................               (1,501)                          (648)
                                                           -----------                    -----------
Income (loss) before income taxes................                 (480)                        (3,574)
Income taxes (credits)...........................                  269                         (1,289)
                                                           -----------                    -----------
Net income (loss)................................            $    (749)                     $  (2,285)
                                                           -----------                    -----------
                                                           -----------                    -----------
Net income (loss) per share......................            $   (0.06)                     $   (0.20)
                                                           -----------                    -----------
                                                           -----------                    -----------
Average shares outstanding.......................           11,575,653                     11,493,757

                                                                 SIX MONTHS ENDED JUNE 30,
                                                   ------------------------------------------------------
                                                             1997                         1996
                                                   -------------------------    -------------------------
                                                                        (UNAUDITED)
Operating revenues:
     Charter.....................................          $ 193,365                    $ 156,230
     Scheduled service...........................            169,257                      216,119
     Ground package..............................             11,025                       12,862
     Other.......................................             12,824                       17,319
                                                         -----------                  -----------
          Total operating revenues...............            386,471                      402,530
                                                         -----------                  -----------
Operating expenses:
     Salaries, wages and benefits................             84,407                       81,906
     Fuel and oil................................             77,070                       80,671
     Handling, landing and navigation fees.......             34,462                       36,347
     Depreciation and amortization...............             29,436                       30,705
     Aircraft rentals............................             28,284                       34,396
     Aircraft maintenance, materials and
       repairs...................................             24,925                       27,883
     Crew and other employee travel..............             17,306                       17,243
     Passenger service...........................             15,774                       16,914
     Commissions.................................             12,589                       14,964
     Ground package cost.........................              9,494                       10,091
     Other selling expenses......................              6,794                       10,155
     Advertising.................................              6,658                        5,822
     Facility and other rentals..................              4,351                        4,428
     Other operating expenses....................             26,172                       28,500
                                                         -----------                  -----------
          Total operating expenses...............            377,722                      400,025
                                                         -----------                  -----------
Operating income (loss)..........................              8,749                        2,505
Other income (expense):
     Interest income.............................                225                          268
     Interest (expense)..........................             (3,320)                      (2,177)
     Other.......................................                183                          192
                                                         -----------                  -----------
Other expenses...................................             (2,912)                      (1,717)
                                                         -----------                  -----------
Income (loss) before income taxes................              5,837                          788
Income taxes (credits)...........................              3,364                          720
                                                         -----------                  -----------
Net income (loss)................................          $   2,473                    $      68
                                                         -----------                  -----------
                                                         -----------                  -----------
Net income (loss) per share......................          $    0.21                    $    0.01
                                                         -----------                  -----------
                                                         -----------                  -----------
Average shares outstanding.......................         11,573,761                   11,492,941

                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                      SIX MONTHS ENDED JUNE 30,
                                                                                      -------------------------
                                                                                                1997
                                                                                      -------------------------
                                                                                             (UNAUDITED)

Operating activities:
     Net income....................................................................           $   2,473
     Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization............................................              29,436
          Deferred income taxes....................................................               5,323
          Other non-cash items.....................................................               2,312
Changes in operating assets and liabilities:
     Receivables...................................................................              (3,007)
     Inventories...................................................................              (1,627)
     Assets held for sale..........................................................                 273
     Prepaid expenses..............................................................              (3,695)
     Accounts payable..............................................................              (5,656)
     Air traffic liabilities.......................................................               7,889
     Accrued expenses..............................................................               4,328
                                                                                            -----------
               Net cash provided by operating activities...........................              38,049
                                                                                            -----------
Investing activities:
     Proceeds from sales of property and equipment.................................                 391
     Capital expenditures..........................................................             (36,720)
     Reductions of (additions to) other assets.....................................              (4,369)
                                                                                            -----------
               Net cash used in investing activities...............................             (40,698)
                                                                                            -----------
Financing activities:
     Proceeds from long-term debt..................................................                  --
     Payments on long-term debt....................................................              (5,337)
     Purchase of treasury stock....................................................                  --
                                                                                            -----------
               Net cash provided by (used in) financing activities.................              (5,337)
                                                                                            -----------
Decrease in cash and cash equivalents..............................................              (7,986)
Cash and cash equivalents, beginning of period.....................................              73,382
                                                                                            -----------
Cash and cash equivalents, end of period...........................................           $  65,396
                                                                                            -----------
                                                                                            -----------
Supplemental disclosures:
     Cash payments (refunds) for:
          Interest.................................................................           $   3,656
          Income taxes.............................................................                (320)
     Financing and investing activities not affecting cash:
          Issuance of long-term debt directly for capital expenditures.............           $      --


                                                                                               1996

                                                                                     -------------------------

Operating activities:
     Net income....................................................................          $      68
     Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization............................................             30,705
          Deferred income taxes....................................................                712
          Other non-cash items.....................................................              2,153
Changes in operating assets and liabilities:
     Receivables...................................................................               (176)
     Inventories...................................................................             (1,251)
     Assets held for sale..........................................................                 --
     Prepaid expenses..............................................................              1,457
     Accounts payable..............................................................               (579)
     Air traffic liabilities.......................................................                499
     Accrued expenses..............................................................              2,022
                                                                                            -----------
               Net cash provided by operating activities...........................             35,610
                                                                                            -----------
 Investing activities:
     Proceeds from sales of property and equipment..................................            14,957
      Capital expenditures..........................................................           (60,294)
      Reductions of (additions to) other assets.....................................             2,478
                                                                                            -----------
                Net cash used in investing activities...............................           (42,859)
                                                                                            -----------
Financing activities:
     Proceeds from long-term debt..................................................             11,786
     Payments on long-term debt....................................................            (10,478)
     Purchase of treasury stock....................................................               (179)
                                                                                            -----------
                Net cash provided by (used in) financing activities.................             1,129
                                                                                            -----------
 Decrease in cash and cash equivalents..............................................            (6,120)

Cash and cash equivalents, beginning of period.....................................             92,741
                                                                                            -----------
 Cash and cash equivalents, end of period...........................................         $  86,621
                                                                                            -----------
                                                                                            -----------

Supplemental disclosures:
     Cash payments (refunds) for:
          Interest.................................................................          $   1,907
           Income taxes.............................................................               384
      Financing and investing activities not affecting cash:
          Issuance of long-term debt directly for capital expenditures.............          $  18,400


                            See accompanying notes.

                         AMTRAN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying interim consolidated financial statements of Amtran, Inc. and subsidiaries (the 'Company') have been prepared in accordance with instructions for reporting interim financial information on Form 10-Q and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

     The consolidated financial statements for the quarters ended June 30, 1997 and 1996 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods. Results for the six months ended June 30, 1997, are not necessarily indicative of results to be expected for the full fiscal year ending December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996.

2. ACCOUNTING PRONOUNCEMENTS PENDING ADOPTION

     In February 1997, the Financial Accounting Standards Board ('FASB') issued Statement 128, 'Earnings Per Share,' which establishes new standards for the calculation of earnings per share effective for interim and annual periods ending after December 15, 1997. Subsequent to this effective date, all prior period earnings per share amounts disclosed in financial statements are required to be restated to conform to the new standards under Statement 128. Due to the small number of dilutive common stock equivalents currently included in earnings per share calculations, the Company does not currently expect that the impact from restatement of prior period earnings per share will be material.

3. SUBSEQUENT DEBT TRANSACTIONS

     On July 24, 1997, the Company completed two separate financings designed to lengthen the maturity of the Company's long-term debt and diversify its credit sources. On that date the Company (i) sold $100.0 million principal amount of 10.5% unsecured seven year notes in a private offering under rule 144A, and (ii) entered into a new $50.0 million secured revolving credit facility. The net proceeds of the unsecured notes were approximately $97.0 million, after application of costs and fees of issuance. The Company used a portion of the net proceeds to repay in full the Company's prior bank facility and will use the balance of the proceeds for general corporate purposes, which may include the purchase of additional aircraft and/or the refinancing of existing leased aircraft.

_____________________________                      _____________________________

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                              PAGE
                                                                                                                              ----

Incorporation of Certain Documents by Reference............................................................................      3
Available Information......................................................................................................      3
Disclosure Regarding Forward-Looking Statements............................................................................      4
Prospectus Summary.........................................................................................................      5
Risk Factors...............................................................................................................     16
The Exchange Offer.........................................................................................................     26
Use of Proceeds............................................................................................................     33
Capitalization.............................................................................................................     34
Selected Consolidated Financial Data.......................................................................................     35
Management's Discussion and Analysis of Financial Condition and Results of Operations......................................     37
Business...................................................................................................................     64
Management.................................................................................................................     77
Principal Shareholders.....................................................................................................     79
Certain Related Party Transactions.........................................................................................     79
Description of the New Credit Facility.....................................................................................     80
Description of the Notes...................................................................................................     81
Registration Rights Agreement for Outstanding Notes........................................................................    106
Certain United States Federal Income Tax Considerations....................................................................    107
Plan of Distribution.......................................................................................................    110
Legal Proceedings..........................................................................................................    110
Legal Matters..............................................................................................................    111
Experts....................................................................................................................    111
Listing Information........................................................................................................    111
Index to Consolidated Financial Statements.................................................................................    F-1

                                  $100,000,000

                                     [LOGO]

                                  AMTRAN, INC.

                            10 1/2% SENIOR EXCHANGE
                                 NOTES DUE 2004

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                        , 1997

_____________________________                      _____________________________

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Information relating to indemnification of directors and officers is incorporated by reference herein from Item 14 of the Company's Registration Statement on Form S-1 (No. 33-59630).

ITEM 21. EXHIBITS.

    EXHIBIT
    NUMBER                                                DESCRIPTION
    ------   ------------------------------------------------------------------------------------------------------

     *3.1    -- Restated Articles of Incorporation of the Company.
     *3.2    -- By-laws of the Company.
      4.1    -- Indenture, dated as of July 24, 1997, between the Company, the Guarantors and First Security Bank,
                N.A., as trustee.
      4.2    -- Form of 10 1/2% Senior Exchange Note due 2004 (included in Exhibit 4.1).
      4.3    -- Placement Agreement, dated July 17, 1997, between the Company, the Guarantors and Morgan Stanley &
                Co. Incorporated and Salomon Brothers Inc.
      4.4    -- Registration Rights Agreement, dated July 24, 1997, between the Company, the Guarantors and Morgan
                Stanley & Co. Incorporated and Salomon Brothers Inc.
    **5.1    -- Opinion of Brian T. Hunt, General Counsel of the Company.
    **5.2    -- Opinion of Cravath, Swaine & Moore
   **10.1    -- Credit Agreement, dated July 24, 1997, among ATA, the Company, NBD Bank, N.A., as agent, and the banks party thereto.
   **10.2    -- Guarantee Agreement, dated July 24, 1997, among the Company, Ambassadair Travel Club, Inc., ATA
                Vacations, Inc., Amber Travel, Inc., American Trans Air Training Corporation, American Trans Air
                ExecuJet, Inc., Amber Air Freight Corporation and the lenders party thereto.
   **10.3    -- Security Agreement, dated July 24, 1997, between ATA and NBD Bank, N.A. as agent.
     12.1    -- Statements re computation of ratios.
     23.1    -- Consent of Ernst & Young LLP.
   **23.2    -- Consent of Brian T. Hunt, General Counsel of the Company (included in Exhibit 5.1).
   **23.3    -- Consent of Cravath, Swaine & Moore (included in Exhibit 5.2).
     24.1    -- Powers of Attorney (contained on signature page).
     25.1    -- Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First Security Bank,
                N.A. on Form T-1.
     99.1    -- Form of Letter of Transmittal.
     99.2    -- Form of Notice of Guaranteed Delivery.
     99.3    -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     99.4    -- Form of Letter to Clients.

------------

  * Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-59630), and incorporated herein by reference.

 ** To be filed by amendment.



ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                      II-1



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
     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated document by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on this 30th day of September, 1997.

                                          AMTRAN, INC.

                                          By /s/ J. GEORGE MIKELSONS
                                             -----------------------
                                                 J. GEORGE MIKELSONS
                                        CHAIRMAN OF THE BOARD OF DIRECTORS

     Each person whose signature appears below appoints J. George Mikelsons, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and anything appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURES                                     TITLES                             DATES
------------------------------------------  --------------------------------------------   -------------------

         /s/ J. GEORGE MIKELSONS            Chairman of the Board of Directors              September 30, 1997
------------------------------------------
          (J. GEORGE MIKELSONS)

            /s/ JOHN P. TAGUE               President and Chief Executive Officer and       September 30, 1997
------------------------------------------    Director
             (JOHN P. TAGUE)

          /s/ JAMES W. HLAVACEK             Executive Vice President and Chief Operating    September 30, 1997
------------------------------------------    Officer and Director
           (JAMES W. HLAVACEK)

           /s/ KENNETH K. WOLFF             Executive Vice President and Chief Financial    September 30, 1997
------------------------------------------    Officer and Director
            (KENNETH K. WOLFF)

           /s/ DALEN D. THOMAS              Senior Vice President, Sales, Marketing and     September 30, 1997
------------------------------------------    Strategic Planning and Director
            (DALEN D. THOMAS)

                                            Director                                                    , 1997
------------------------------------------
             (ROBERT A. ABEL)

        /s/ WILLIAM P. ROGERS, JR.          Director                                        October 3, 1997
------------------------------------------
         (WILLIAM P. ROGERS, JR.)

                                            Director                                                    , 1997
------------------------------------------
          (ANDREJS P. STIPNIEKS)

                                      II-3





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
                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                                             DESCRIPTION                                             PAGE
    ------   -----------------------------------------------------------------------------------------------   ----

     *3.1    -- Restated Articles of Incorporation of the Company...........................................
     *3.2    -- By-laws of the Company......................................................................
      4.1    -- Indenture, dated as of July 24, 1997, between the Company, the Guarantors and First Security
                Bank, N.A., as trustee......................................................................
      4.2    -- Form of 10 1/2% Senior Exchange Note due 2004 (included in Exhibit 4.1).....................
      4.3    -- Placement Agreement, dated July 17, 1997, between the Company, the Guarantors and Morgan
                Stanley & Co. Incorporated and Salomon Brothers Inc.........................................
      4.4    -- Registration Rights Agreement, dated July 24, 1997, between the Company, the Guarantors and
                Morgan Stanley & Co. Incorporated and Salomon Brothers Inc..................................
    **5.1    -- Opinion of Brian T. Hunt, General Counsel of the Company....................................
    **5.2    -- Opinion of Cravath, Swaine & Moore..........................................................
   **10.1    -- Credit Agreement, dated July 24, 1997, among ATA, the Company, NBD Bank, N.A., as agent, and the banks party thereto.....................................................................
   **10.2    -- Guarantee Agreement, dated July 24, 1997, among the Company, Ambassadair Travel Club, Inc.,
                ATA Vacations, Inc., Amber Travel, Inc., American Trans Air Training Corporation, American
                Trans Air ExecuJet, Inc., Amber Air Freight Corporation and the lenders party thereto.......
   **10.3    -- Security Agreement, dated July 24, 1997, between ATA and NBD Bank, N.A. as agent............
     12.1    -- Statements re computation of ratios.........................................................
     23.1    -- Consent of Ernst & Young LLP................................................................
   **23.2    -- Consent of Brian T. Hunt, General Counsel of the Company (included in Exhibit 5.1)..........
   **23.3    -- Consent of Cravath, Swaine & Moore (included in Exhibit 5.2)................................
     24.1    -- Powers of Attorney (contained on signature page)............................................
     25.1    -- Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First
                Security Bank, N.A. on Form T-1.............................................................
     99.1    -- Form of Letter of Transmittal...............................................................
     99.2    -- Form of Notice of Guaranteed Delivery.......................................................
     99.3    -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees....
     99.4    -- Form of Letter to Clients...................................................................

------------

   * Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-59630), and incorporated herein by reference.

  **   To be filed by amendment.


                        STATEMENT OF DIFFERENCES
                        ------------------------

The section symbol shall be expressed as ....................... 'SS'
The cent symbol shall be expressed as .......................... [c]

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